FORM 43-101F1
TECHNICAL REPORT

THE EXPLORATION ACTIVITIES OF
FRONTEER DEVELOPMENT GROUP INC.
ON THE AGI DAGI GOLD PROPERTY,
ÇANAKKALE PROVINCE, TURKEY
FROM APRIL 2004 TO DECEMBER 2005

WGS84 Datum, UTM Zone 35
Latitude: 39° 59' North                                                               Longitude: 26° 51' East

Submitted in fulfillment of reporting requirements under
National Instrument 43-101
On
March 10, 2006

Prepared by:

I. Cunningham-Dunlop, P. Eng.
2537 Sechelt Drive
North Vancouver, BC, V7H 1N7

&

     Gary Giroux, P. Eng.
Giroux Consultants Ltd.
1215 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2

Prepared for:

Fronteer Development Group Inc.
Suite 1650, 1055 West Hastings Street, Vancouver, BC, V6E 2E9

2.1 LIST OF TABLES

2.2 LIST OF FIGURES

2.3 LIST OF CHARTS

2.4 LIST OF PLATES

PLATE 1:	VIEW OF AGI DAGI GOLD PROPERTY, LOOKING SOUTHEAST	11
PLATE 2:	DIAMOND CORE RIG ON DELI DAGI ZONE.	41

2.5 LIST OF APPENDICES

3           SUMMARY

The Agi Dagi Gold Property is located about 50 kilometres southeast of Çanakkale near the town of Çan on the Biga Peninsula of Northwestern Turkey. It is situated on 5 km long, NE trending topographic high and is accessible by a forestry road from the village of Sogultalan nestled at the base of the Agi Dagi project area.

The property consists of 11,916 hectares of mineral tenure in 11 licenses. Fronteer Development Group Inc. (“Fronteer”) has an option to earn a 100% interest in the Agi Dagi Gold Property (“Agi Dagi”) from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (“TCAM”) through an agreement signed in April 2004.

The Agi Dagi Gold Property is a large high sulfidation, epithermal gold system with a supergene oxidized and gold mineralized cap rock of silica alteration that measures 4 kilometres by 1.5 kilometres in size. Mineralization is hosted in a northeast trending, flat lying sequence of Tertiary volcanic rocks within the Biga Gold Belt. Two main zones of mineralization have been identified on the property at Baba Dagi and Deli Dagi with encouraging results at Ayitepe and Fire Tower.

During the period 1996 to 1998, Cominco Madencilik Sanayi A.S. drilled 74 shallow vertical holes totaling 8,150 metres on the Agi Dagi Gold Property. A historical oxide mineral resource of 11.3 million tonnes of 1.2 g/t gold in a block approximately 400 by 400 metres in dimensions was identified at Baba Dagi. The geometry of the significant mineralization outlined in the Baba Zone was interpreted as sub horizontal with some gold also occurring at depth within subvertical stock works of quartz, hematite, and other iron oxides. Preliminary metallurgical studies including bottle roll and column tests indicated gold recoveries greater than 93 percent.

Since Fronteer optioned the Agi Dagi Gold Property in 2004, 97 holes totaling 16,520 meters were drilled between June 2004and December 2005. Most of these holes were focused on expanding the newly discovered Deli Dagi Zone and testing both the Fire Tower and Ayitepe zones. The Deli Dagi Zone is presently interpreted as a shallowly northwest dipping tabular body with a set of steep northeast trending high grade feeder structures. Much of the drilling and geological mapping has concentrated on this anomalous zone and has included results up to 4.36 g/t gold over 39.0 metres in AD-118, 3.75 g/t gold over 57.3 metres in AD-126, and 4.30 /t gold over 42.4 metres in AD-162.

In addition to ongoing field work, Fronteer commissioned an independent 43-101 compliant resource estimate from Giroux Consultants Ltd. in January 2006. The new resource for the Baba Zone includes 6.44 million tonnes averaging 0.858 g/t gold (178,000 ounces of gold) classified as indicated and 18.4 million tonnes averaging 0.78 g/t gold (461, 000 ounces of gold) classified as inferred at a 0.5 g/t gold cut-off. The Deli Zone includes 1.36 million tonnes averaging 0.90 g/t gold and 5.6 g/t silver (39,000 ounces of gold and 246,000 ounces of silver) classified as indicated and an additional 16.41 million tonnes averaging 1.1 g/t gold and 7.8 g/t silver (582,000 ounces of gold and 4,103,000 ounces of silver) classed inferred at a 0.5 g Au/t cut-off. The resources at the Baba and Deli Zones are open for expansion and the potential to find additional resources on the Agi Dagi Gold Property through continued drilling is considered excellent.

4            INTRODUCTION AND TERMS OF REFERENCE

This report on the Agi Dagi Gold Property of Fronteer Development Group Inc. has been prepared by I.R. Cunningham-Dunlop, P. Eng. and Gary Giroux, P. Eng. at the request of Mr. Mark O’Dea, President. The report was commissioned by Fronteer Development Group Inc. to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1. This report also serves as a follow-up to the NI43-101 report titled “Report on the Agi Dagi Gold Property, Canakkale Province, Turkey for Fronteer Development Group Inc.” prepared by Hall (2004).

The Agi Dagi Gold Property was optioned by Fronteer in April 2004 from TCAM. The property now forms an important part of Fronteer’s properties and activities in the Biga Peninsula of Western Turkey. Considerable data is available on the Agi Dagi Property in Fronteer’s files and as readily available public documents. The public sources of relevant references are listed in Section 23 to this report.

The gold values for work performed by Fronteer are reported as grams per metric tonne (“g/t”) unless otherwise indicated. Currency is reported in US dollars unless otherwise noted. All map co-ordinates are given as Turkish Co-ordinate System (UTM 6 Degree k=0.9996 – ED50), UTM Central Meridian 27 (ED50) co-ordinates or Latitude/Longitude.

The authors are qualified persons but not independent with respect to the business activities of Fronteer Development Group Inc. I. R. Cunningham-Dunlop has worked in his field of expertise for 22 years on gold exploration properties in Canada, United States, Argentina, Australia and Turkey. He has been employed by Fronteer Development Group Inc. since November 1st, 2004 as Exploration Manager – Canada/Turkey and has a thorough knowledge of the recent work of Fronteer on the Agi Dagi Gold Property. Gary Giroux has worked on resource estimations on a wide variety of deposit types all over the world since 1976. Giroux is completely independent with respect to the business activities of Fronteer Development Group.

5            DISCLAIMER

The authors have relied on information provided by Fronteer Development Group Inc. on the legal status of the claims that forms the Agi Dagi Gold Property. An effort was made to review the information provided for obvious errors and omissions; however, the authors shall not be held liable for any errors or omissions relating to the legal status of the claims described in this report.

A substantial amount of technical data on the historic exploration work performed on the Agi Dagi Gold Property was provided by Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.S. This material has been used extensively in this report within Sections 7 and 8. The authors shall not be held liable for any errors or omissions relating to missing data.

6            PROPERTY DESCRIPTION AND LOCATION

The Agi Dagi Gold Property is located at the town of Çan about 50 kilometres southeast of Canakkale, in Canakkale Province of Northwestern Turkey (Figure 1).

Figure 1: Agi Dagi Gold Property, Location Map

The property consists of a total of 11,916.26 hectares of mineral tenure in 11 contiguous licenses (Figure 2 and Table 1) covering a prominent ridge with 900 metres of relief. A 2% Net Smelter Return Royalty in favor of Tüprag Metal Madencilik Sanayi ve Ticaret Limited Sirketi (a subsidiary of Eldorado Gold Corporation) is registered against the property.

On April 27, 2004, Fronteer Development Group Inc. entered into an option agreement with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. (Teck Cominco Limited) to acquire 100% interest in the Agi Dagi property. A total of 350,000 shares of Fronteer Development Group Inc. were issued to Teck Cominco Limited on signing of this agreement.

Obligations of Fronteer related to the April 27th, 2004 acquisition agreement included the following:

1.	Exploration expenditures of $(US) 5 million over a period of 4 years and including a minimum expenditure of one million dollars in the first year.

2.	The issue of an additional 350,000 shares of Fronteer Development Group Inc. to Teck Cominco Limited over a period of 4 years.

3.

After earning 100% interest in the property, a Net Smelter Return Royalty of 1% in favor of Teck Cominco Limited; this royalty is extinguished if and when Teck Cominco Limited earns back a 60 % interest in the project.

4.	Either a production bonus of $(US) 10 per ounce of gold, payable to Teck Cominco

Limited within sixty days following commencement of commercial production, up to a maximum of 600,000 ounces or a Net Smelter Return Royalty of 1% on these ounces but not both; this production bonus is extinguished if and when Teck Cominco Limited earns back a 60% interest in the property

Teck Cominco Limited can elect to retain a 60% interest in the Agi Dagi property at any time prior to Fronteer earning 100% interest in the property by spending the greater of:

1.	Two times total expenditures accrued by Fronteer at the time Teck Cominco Limited elects to participate in the project; or

2.	$(US) 5.0 million at a minimum rate of 50% per year for two years.

Up to 90 days after Fronteer earns its 100% interest, Teck Cominco Limited can elect to earn a 60% interest in the Agi Dagi property by spending $(US) 10 million over two years and completing a final feasibility study within 5 years. Teck Cominco Limited can also earn an additional 10% interest in the property by arranging project financing on behalf of Fronteer Development Group Inc. in the amount of 30% of the capital costs of production.

Figure 2: Agi Dagi Gold Property, Tenure Map

Table 1: Agi Dagi Gold Property, Mineral Tenure

AGI DAGI PROJECT LICENSES
NAME OF PROPERTY	ACQ. DATE	LICENCE AREA (Ha)	ACCESS NUMBER	EXPLORATION LICENCE NO	LICENCE NO OIR	LICENCE NO IR	APP. DATE /VALID UNTIL/CONVERSION PAYMENT DATE
CAN-TEPEKOY	19-Apr-02	1,498.11	1097391	AR-81309			19-Apr-07
BAYRAMIC-KARAKOY-ARITASI	19-Nov-02	288.37	2259693	AR-84287			19-Nov-07
MERKEZ	05-Jul-05	119.45	2163219		OIR-9095	IR-46591	05-Jul-15
CAN-SOGUTALANI	20-Apr-00	395.81	2205961		5552	IR-6404	20-Apr-10
CAN	25-Jul-00	2,288.72	2314194		6695	IR-6466	25-Jul-10
CAN-SOGUTALANI	14-Nov-01	1,616.43	1005271		7614	IR-6767	14-Nov-11
					8829, 8836,
CAN-GICIKLER	18-Dec-03	1,333.81	2544084			IR-7543	18-Dec-13
					7317
CAN-OZANCIK		1,977.20	3052805	pending
BAYRAMIC-KARAKOY	08-Apr-05	309.82	3052716	AR-2050031			08-Apr-08
CAN		1,706.31	1010204	pending
BAYRAMIC		382.23	1113925	pending
Agi Dagi Total		11,916.26

7           ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Agi Dagi Gold Property is a prominent topographic high trending in a northeast direction for a distance of 5 kilometres (Plate 1). The elevation of the ridge line varies from greater than 900 metres at the southwest end to about 700 metres at the northeast end. The property can be reached by forestry roads from the town of Çan. The drilling project is operated from a year around camp in the town of Sogultalan at the base of the Agi Dagi project area.

The region is well-serviced with electricity, transmission lines and generating facilities. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. The average annual temperature is 17.6 degrees Celsius, and the annual rainfall is approximately 700 millimetres.

Plate 1: View of Agi Dagi Gold Property, Looking Southeast

8           HISTORY OF THE AGI DAGI GOLD PROPERTY

          8.1      EARLY ACTIVITIES

The Agi Dagi Gold Property was acquired in 1990 by Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi, the Turkish subsidiary of Eldorado Gold Corporation (ELD-TSX; EGO-AMEX). Prior to 1996, Tüprag completed stream sediment, soil and rock geochemistry sampling programs, geological mapping at a scale of 1 to 5,000 and an induced polarization survey. A grid with base line oriented 060° and cross -lines separated by 100 metres was used for control.

A resistivity high is associated with a siliceous rock unit forming the top of a northeast – southwest trending hill. The resistivity response is split at the southwest end of the hill and corresponds with separate ridges. Chargeability highs occur marginal to resistivity highs and correspond to a marked increase in iron sulfide content below the surface of oxidation.

          8.2      1996-1998 EXPLORATION PROGRAMS OF COMINCO MANDENCILIK SANAYI A.S.

The property was optioned from Tüprag by Cominco Mandencilik Sanayi A.S. (the Turkish subsidiary of Cominco Limited) in 1995. During the period 1996 to 1998, Cominco Mandencilik Sanayi A.S. spent $1,137,454 on exploration of the property and drilled 8,150 metres in 74 holes. The project was a joint venture between Cominco Mandencilik Sanayi (75%) and Tüprag (25%).

In 1996, Cominco Mandencilik Sanayi A.S, carried out prospecting, sampling and geological mapping programs at a scale of 1:5,000 over sixteen squares kilometres using extensions to an existing grid for control. Two north-south trending anomalies in soils, about three kilometres apart, were identified. These soil anomalies were tested by 1,078 metres of drilling in 10 reverse circulation drill holes (A-1, A-2, A-3 to A-11) and one diamond drill hole (AD-3). Drill holes A-7 and A-9 found significant gold mineralization.

The Deli Dagi Zone was defined by elevated gold and arsenic content in soils over an area 600 by 300 metres in dimensions in the northeast part of the property. The average of 41 rock chip samples from a 200 by 75 metres outcrop within this zone was 1.2 g/T gold. Reverse circulation drill hole A-9 intersected 1.1 g/T gold over 24 metres in Zone A. The Baba Zone was defined by elevated gold and molybdenum content in soils over an area 1100 by 350 metres in size in the southwest part of the property. Reverse circulation drill hole A-7 intersected 0.8 g/T gold over 33 metres in Baba Dagi. Copper and arsenic anomalies in soils are offset down slope at lower elevation relative to gold anomalies in soils.

During 1997, Cominco Mandencilik Sanayi A.S. completed 5,081 metres of drilling in 46 reverse circulation drill holes and 474.8 metres of drilling in 6 diamond drill holes. Approximately 80 percent of the 1997 drilling was in the Baba Dagi Zone and included grid drilling of 22 reverse circulation drill holes on 250 metre centers. The best result was in vertical, reverse circulation drill hole A-50 which intersected 57.0 metres of 2.11 g/T gold from 6.0 to 63.0 metres in the Baba Dagi Zone. The best result in a diamond drill holes was 2.30 g/T gold over 34.4 metres from 0.0 to 34.4 metres in vertical hole AD-15 drilled in the Baba Zone.

Cominco Mandencilik Sanayi A.S. completed 1,609 metres of drilling in 11 reverse circulation drill holes during 1998. Four of these were drilled in a fence on the northeast side of the Baba Dagi zone. A historical, oxide mineral resource of 11.3 million tonnes of 1.2 g/T gold in a block 400 by 400 metres in dimensions named the Baba Zone was outlined by 21 of 38 holes drilled in the southwest corner of the property (See Section 18.0 for details). Preliminary metallurgical testing was also completed (Section 19.0 for details).

9           GEOLOGICAL SETTING

          9.1      REGIONAL GEOLOGY

Turkey consists of crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia. The Biga Peninsula is located in the western part of the Sakarya tectonic domain which is bounded by the Intra-Pontide suture to the north and the Ismir-Ankara-Erzincan suture to the south. The Biga Peninsula is made up of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata. Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Küçükkuyu.

The basement was intruded during the Miocene by a plutonic volcanic arc, related to the final subduction and closure of the NeoTethys basin in the mid Miocene. It forms part of the Western Anatolia Volcanic Province. The arc comprises Oligocene-early Miocene calc-alkaline granitoid intrusions, and associated volcanism, followed by Late Miocene-Pliocene alkaline volcanism. The arc is believed to have had a neutral to extensional character.

The North Anatolian Fault initiated after final closure of NeoTethys and has been deforming the Biga Peninsula since ~5Ma to the present day. The NATF has exploited the existing geological structures to give dextral transtensional displacement. The extent of displacement is not well-defined in the Biga Peninsula.

The Agi Dagi Gold Property is located in one of the Tertiary volcanic basins and adjacent to a granodiorite pluton of Oligocene age on the north side of the Kazdag massif (Figure 3).

Figure 3: Regional Geology of Turkey

          9.2      LOCAL GEOLOGY

The Agi Dagi Property lies at the edge of the Neogene calc-alkaline to alkaline volcanic rocks north of the Kazdag massif. This extensive volcanic field occupies an area of the Biga Peninsula 40 km by 40 km in size (Figure 4).

Numerous and large areas of hydrothermal alteration are known in this region and are thought to be related to Neogene volcanism and plutonism. The alteration consists of extensive clay halos to areas of siliceous rocks of various origins and is associated with gold mineralization. A strong ENE structural fabric in areas of the Çanakkale volcanic field is easily seen on Landsat photos. This structural fabric appears to have played a significant role in the localization of intrusives and hydrothermal mineralization in the volcanic field. The known epithermal vein prospects occur mainly along the margins of the extensional basin (Figure 5).

Figure 4: Local Geology of the Biga Peninsula, Western Turkey

Figure 5: Gold Prospects of the Biga Peninsula, Western Turkey

          9.3      PROPERTY GEOLOGY

The property is underlain by a flat lying to gently north dipping sequence of Pre-Triassic to Pliocene metamorphic and volcanic strata (Figure 6). The lowermost geological unit is mafic metavolcanic and metasedimentary schists of the Kazdag Group which are part of a pre-Triassic metamorphic complex in fault contact with the younger volcanic sequence. Eocene, porphyritic (feldspar quartz) intermediate volcanic rocks are well exposed at lower elevations on the north side of Agi Dagi mountain and occur at depth below the gold mineralization. Intermediate volcanic rocks are overlain by Miocene felsic volcanic rocks consisting of a lower fragmental unit and upper sequence of flows and tuffs.

The dominant east by northeast structural trend documented by geological mapping is oblique to the northeast trend of the ridge. Secondary structural trends are east by northeast and 010 deg.

                    9.3.1      Lithology

Agi Dagi is a high-sulphidation epithermal deposit characterized by mostly felsic to intermediate volcanic to sub-volcanic lithologies overprinted by strong silica alteration. The geological framework for Agi Dagi depicts rhyolite capping the ridge line flanked to the south by metasediments and granitic intrusives and to the west and north by andesitic volcanics and porphyries. Outcrop at Agi Dagi probably totals less than 5% of the surface area and most if not all of the outcrop relates to silicified bluffs. Strong hydrothermal alteration overprints primary

Figure 6: Agi Dagi Gold Property, Property Geology

textures making it difficult to decipher the original lithology. The mapped lithologies of Agi Dagi include a variety of porphyries, breccias, andesites and quartz andesites, with lesser dacitic and rhyolitic lithologies. Few younger intrusive quartz-feldspar porphyries have been noted on the project, often postdating the silicification event.

The volcanic and syn-volcanic intrusive units are generally abundantly feldspar (+/- quartz) porphyritic, locally containing lithic fragments (lapilli or xenoliths). These massive feldspar porphyritic rocks generally lack textures that can be used to distinguish whether these coherent rocks are flows, domes or intrusives. Unless abundant lithic fragments or clear volcanic textures are present the lithologic designation assigned was ‘feldspar porphyritic intermediate intrusive’.

                    9.3.2      Brecciation

Breccias have been mapped and logged throughout the project area; these breccias vary from hydrothermal breccias to heterolithic breccias to phreatomagmatic breccias to monolithic crackle breccias to jigsaw breccias. Hydrothermal breccias are cemented by minerals that are derived from hydrothermal fluids (i.e. quartz-alunite-pyrophylite-pyrite etc). At Agi Dagi, breccias appear to be important as mineralization controls. The crackle and jigsaw breccias relate to stress and are a part of the continuum that ranges from fracture zones through intense fracturing (crackle), fracture with an element of clast rotation (jigsaw) and progress through to either as hydrothermal breccias or fault breccias. Other important breccia categories are also evident at Agi Dagi, including pseudobreccias and phreatomagmatic breccias. The pseudo breccias are not in fact breccias but have a breccia fabric that relates to an incomplete passive silicification event.

The main breccias of Agi Dagi can be split into categories based on a) the modes of the fragments; b) the nature of the matrix/cement; and c) the abundance of matrix/cement considered together with the fit of the fragments. The two main subdivisions are breccias with fragments of a variety of rock types (heterolithic) and unmoral fragment components (monolithic).

Three distinct types of heterolithic breccias have been identified on Agi Dagi; a re-sedimented heterolithic volcaniclastic breccia, a heterolithic breccia that cuts through the volcanic stratigraphy in breccia pipes and a late heterolithic phreatomagmatic breccia. These breccias have silicified and argillitized fragments; sulphide- and oxide-bearing fragments; bedded, fragmental and coherent fragments; angular through sub-rounded fragments and a sandy “rock flour” matrix. Both have variable amounts and species of cementing material.

There is a large variety of monolithic breccias that are distinguished by matrix/cement abundance, fit of the fragments (crackle, jigsaw, chaotic), and the composition of the matrix (‘rock flour’)/cement (sulphide, iron oxide, clay, quartz, etc.). In general, the amount of matrix/cement is related to proximity with the structure that controlled the development of the breccias, and the composition of the cement reflects fluids that passed through the breccia both during and after the brecciation event.

                    9.3.3      Alteration

Acid sulfate alteration at Agi Dagi covers an area in excess of 25km² and exhibits many of the ‘type alteration facies’ that relate to the spectrum of disseminated oxide epithermal gold deposits, the underlying high-sulfidation and intermediate sulfidation mineralization and deeper porphyry systems. Each of the principal acid sulfate alteration facies have been recognised including silica alunite, silica clay and clay alunite facies in addition to the various styles of silicification (massive, vuggy, granular, creamy etc). Argillic alteration, with ribs of silica, rims the ridge and in some directions extends to the limits of the project area. PIMA analyses of drill core sample, identifies quartz, alunite and clay dominated assemblages at high levels trending into pyrophyllite, halloysite, illite and sericite dominated assemblages at depth.

Silicification is a key component of both the Baba Dagi and Deli Dagi systems and in both instances intensely silicified rock is almost always oxidised and is often brecciated. Primary volcanic features including phenocrysts and fragments are locally preserved where the early grey silica is preserved as the dominant alteration facies. Elsewhere subsequent acid leaching processes have resulted in vuggy and cavity riddled grey silica.

In cross sections, it is apparent that at both locations the silicification is blanket like and extends both laterally and vertically along and down structures. The silica ribs or bluffs around the periphery of the both mineralized zones may relate to low temperature outflow zones.

Argillic and advanced argillic alteration is the earliest and most widespread alteration. It underlies the massive grey silica and the later chalcedonic silica cap rocks. The argillic alteration is typically characterized by fine grained, soft, grey dickite/kaolinite, and the more advanced argillic alteration is characterized by light pink to white alunite, minor pyrophyllite, halloysite, other clays and variable amounts of quartz. Disseminated pyrite or iron oxide minerals (dependant on the rocks position relative to the redox horizon) are also ubiquitous. These minerals form a dark a groundmass to white clay altered (dickite/kaolinite) pseudomorphs of feldspar phenocrysts. Primary volcanic textures are generally preserved, even locally highlighted, where this is the dominant alteration facies. It is interpreted that this widespread argillic alteration corresponds to the same alteration event as the overlying grey silica.

                    9.3.4      Structure
               a)      Biga Peninsula

               i)      Miocene Extensional Faulting

A pair of fault sets can be identified across the Biga Peninsula (Figure 7). They are well developed within the Miocene volcanic field and basement to the south. The two sets trend 035° and 160° respectively. They mutually crosscut each other, suggesting formation around the same time, and are deflected by topography, suggesting moderate 40-70 dips.

Such faults are characteristic of neutral to moderately extensional settings. In this case, an apparent horizontal extension direction of 095° is indicated. Within the recent geological history, it seems likely that these were active during the Miocene extension discussed earlier.

               ii)      Recent Transcurrent Faulting

The extensional faults are cut by a regional transcurrent fault zone. It is defined by a number of highly elongate faults that strike 070°, but anastomose considerably along that length. The fault zones overlap at topographic basins with an asymmetric sigmoidal plan. The systematic asymmetry is interpreted to reflect formation as pull-apart basins during dextral displacement. Given current history of dextral strike slip faulting in northern Turkey, it is likely that this is these faults are the western expression of the North Anatolian Fault Zone.

Figure 7: Major fault systems within the Biga Peninsula
(Note - The Peninsula is cut by Miocene extensional (left) and Quaternary transcurrent (right) faults. The shaded area indicates the Miocene volcanic field. The stars show prospect locations).

               b)      Agi Dagi

               a)      Mineralization Structures
Mineralization at Agi Dagi has been controlled by two fault sets, defined by IP patterns, and field observations (Figure 8). The first set of normal faults, striking 040°-060° and dipping 40°-60° to the SE. It is defined by a linear resistivity low, flanked by linear resistivity highs (Figure 9). These are linked by a set of vertical transfer faults, trending 160°. The intersections between the two fault sets are marked by deep zones of IP high, together with breccia outcrop and Au in soil anomalies.

It appears that vertical movement of mineralizing fluid has been concentrated along the intersections between the two fault sets. The vertical movement is reflected in the deep IP anomaly, defining zone of deep pyrite mineralization. The presence of breccias at the surface shows where the mineralizing system has broken through the silica lithocap. Close to the surface, fluid has moved laterally along the two fault surfaces to give mineralization along the fault planes as seen in linear soil anomalies. The two fault sets correspond to the Miocene extensional faults, but have been rotated from their original position by subsequent transcurrent deformation.

Figure 8: Structures Associated With Mineralization.
(Note -Vertical fluid movement was concentrated at intersections between normal fault feeders (colored lines) and vertical transfer faults (black lines), indicated by deep IP (pyrite) highs. The feeders correspond with surface breccias and Au soil anomalies).

               b)      Post Mineralization Structures
Post mineralization activity has been dominated by normal displacement along the 160° trending faults, accompanied by low-angle reactivation of the 050° faults. Faults display a common N-S lineation. Together this has induced vertical displacement along the 160° faults of up to 150m, tilting of rocks up to 3 degrees ENE, and rotation of the whole system 20° clockwise to the current position.

Figure 9: Geophysics showing NE trending silicified structures

10           DEPOSIT TYPES

The principal model for gold mineralization at the Agi Dagi prospect is a high-sulphidation, epithermal gold deposit. Premier examples of this kind of deposit are Yanacocha, Pierina and Alto Chima in Peru. The Kisladag gold deposit (5 million ounces) located in Turkey and owned by Eldorado Gold Corporation is a more conservative example. The Kisladag project may also be a good economic model. When the construction is completed in February 2006, the open pit, heap leach gold mine will produce 144,000 ounces in its first year and 240,000 ounces annually thereafter at an operating cost of $181 per ounce.

11           MINERALIZATION

Gold mineralization is associated with felsic volcanic rocks of Miocene age and a northeast trending silica cap rock about four kilometres by two kilometers in extent which forms a topographic high 700 to 900 metres in relief. Two zones of gold mineralization named the Baba and Deli Zones have been identified within the silica cap rock by drilling gold geochemical anomalies in soils As the gold mineralization occurs mainly in oxidized rock, the assemblage of primary sulfide minerals associated with gold is unknown but may be inferred from associated molybdenum, arsenic and copper anomalies in soils. The lower limit of oxidation is a concave surface extending to a depth of 100 metres in the Baba Zone and is mainly below the depth of significant gold mineralization found to date. Supergene enrichment of gold content in oxidized, siliceous alteration has probably occurred. Molybdenum is enriched by a factor of ten in the oxide zone (up to 500 ppm) relative to the sulfide zone (50 ppm).

The gold mineralization is disseminated and associated with intensely silicified, oxidized and brecciated rocks hosted in volcanic felsic tuffs. Crackles to jigsaw breccias are most common in this siliceous alteration.

The better gold mineralization in the Baba Zone occurs in an oxidized, matrix-supported breccia marked by dark grey, subrounded to angular, siliceous fragments in a matrix of white, “sugary” silica and quartz-filled vugs. However, vuggy textured quartz is not extensively developed. The attitude of the gold mineralization as interpreted from drilling is relatively flat lying. Some lower grade mineralization also occurs in oxidized porphyritic andesite below the favorable unit. Weak to well-developed quartz-pyrite veins are present in drill core below and elevation of 800 metres.

The Deli Zone geochemical signature is that of a more classical high sulphidation epithermal model with elevated Au-Pb-As-Ag. The working model for the Deli Zone is that of an intensely silicified and often chalcedonic altered package of felsic volcanics being intruded by a dyke-like sheet (feeder system) of porphyritic intrusives and heterolithic breccias. The corridors (often faults) for the intrusives become fluid pathways where gold bearing fluid rises along subvertical feeder structures intersect the more porous intrusive layer at the base of the chalcedony and deposits gold within this oxidized rock package.

Two drill holes in the Deli Zone intersected high grade gold in sulphidic material. There seems to be a direct correlation between semi-massive pyrite and copper-rich enargite intervals with gold. This sulphidic material occurs as a late hydrothermal event in which the sulphidic fluid is emplaced as breccia matrix as well as semi-massive layers of structural zones. In the center core of Deli Dagi, it is proposed that this semi-massive pyritic fluid comes up from faults, especially beside the main phreatomagmatic breccia, intersects the base of the impermeable chalcedonic silica and deposits the auriferous material as an oxidized breccia matrix, in an already vuggy porphyritic permeable layer.

12           2004-2005 SURFACE EXPLORATION PROGRAM

Fronteer Development Group Inc. spent $(C) 5.4 million on exploration of the Agi Dagi Gold Property during the period April 27, 2004 to December 31, 2005. Teck Cominco Arama ve Madencilik Sanayhi Ticaret A.S. is the operator of this project by means of a service contract with Fronteer Development Group Inc. and geologists representing Fronteer Development Group are involved in work programs administered by a Fronteer-Teck Cominco technical committee.

During the time that Fronteer Development Group has been involved in the Agi Dagi project, the following exploration has been undertaken: geological mapping, infill soil sampling, rock panel samples, inversion of historic I.P. data, and diamond and reverse circulation drilling.

          12.1      GEOLOGICAL MAPPING

Geological mapping has been an ongoing and difficult struggle on the Agi Dagi Property due to the lack of well exposed unsilicified outcrop and the difficulty in distinguishing original lithologies and alteration in outcrop. An independent consultant, Simon Meldrum, with experience in mapping high sulphidation systems in Peru was contracted to map the two resource areas, the Baba Zone and the Deli Zone, but he also looked at road-side outcrop across the property, and mapped out the silica ribs which seem to be associated with higher grade gold intervals in drill holes. An example of his mapping of the silica ribs and major faults can be seen in Figure 10. But due to limited outcrop in the Baba Zone, he was only able to produce detailed geological and alteration maps for the Deli Zone (Figures 11 and 12).

Figure 10: Agi Dagi Gold Property, 2005 Geological Mapping

Figure 11: Deli Zone, 2005 Geological Mapping

Figure 12: Deli Zone, 2005 Alteration Mapping

          12.2      SOIL AND ROCK GEOCHEMISTRY

130 infill soils samples were collected in 2004 on 100m spaced lines and 50m stations over areas of previously anomalous soils that were taken on 200m spaced lines with 50m stations in 2003. The total gridded results are shown in Figure 13.

A total of 118 panel samples were also taken from across the property in 2004 to explore for anomalous surface gold. These samples consisted of rock chips from a one meter by one meter area from selected outcrops. These samples were sent to GDL laboratories in Vancouver for analysis and are also shown on Figure 13.

Figure 13: Agi Dagi Gold Property, 2004 Soil/Rock Geochemistry

A Pima (Polar Portable Infrared Mineral Analyzer) spectrometer was also used on outcrop, drill core and pulps in the 2004 and 2005 seasons. The PIMA machine showed a variety of epithermal clay minerals including: dickite, alunite, halloysite, pyrophyllite, etc. but did not work well within the strongly silicifed or sulphidic core, where “noisy” un-readable graphs were generated.

In 2005, an assessment of the soil geochemical data over all the Agi Dagi property was performed by Simon Meldrum to provide detailed information across the entire mineralized system. Each target zones was found to have its own chemical signature, suggesting that whole Agi Dagi property is not one simple system. The results of these findings are given below and on the following Figure 14.

The Baba Dagi area has good correlation between gold and molybdenum with weaker anomalies of silver, bismuth and lead and reverse-negative correlation between arsenic, copper, and zinc. This is interpreted as a signature of molybdenum rich porphyry environment over printed with late high sulphidation epithermal gold system.

The Ayitepe area has a weak correlation between gold, silver, bismuth and arsenic; all other minerals are washed out from the system.

The Fire Tower area has positive correlation between gold, silver, molybdenum, bismuth and lead whereas copper and zinc are washed out from the environment. This relation is suggesting that gold mineralization might be related with an intrusive source.

The Deli Dagi area has quite different geochemical characteristic with compare of the others. The geochemical signature of the Deli Dagi target is suggestive of a more classical high sulfidation epithermal suite with elevated Au-Pb-As and Ag. On the other hand, weak bismuth and antimony anomalies are not perfectly explained by a high sulphidation system and the deficiency of molybdenum and copper suggests that it is distal to any porphyry source.

Major geochemical contrasts between the target areas suggest that Agi Dagi is not one simple or one phase mineralized system which can be explained by either a high, low epithermal or porphyry model. This observed geochemical pattern is explained by Simon Meldrum as; “the product of telescoped hydrothermal systems that are comprised of early Mo rich porphyry style mineralization with a late gold rich high sulfidation overprint”

Figure 14: Agi Dagi Gold Property, Soil Geochemistry Patterns

          12.3      INVERSION OF THE GROUND I.P. CHARGEABILITY/RESISTIVITY DATA

A total of 45 line km of pole-dipole IP surveying was carried out on 200m line and 100m pole separation in 2003. The same lines were also used for ground magnetic surveying with 12.5 meter station separation. Three different areas (southwest of Baba Dagi, North of Fire Tower and south of Deli Dagi zones) also had detailed magnetic surveying at 100m line spacing and a total of 52 line km of magnetics were surveying completed.

In order to get a better understanding of the I.P data, the 2003 data was inverted by Jules Lajoie of Teck Cominco in 2005 using software developed by the University of British Columbia. The resulting inverted resistivity data now indicates a clear NE trending resistivity high which correlates well with outcropping silicification (Figures 15). The Baba Dagi mineralized zone is located at the south western shoulder of the resistivity high and on northern eastern flank of the main chargeability high. The Ayitepe Zone is separated from Baba Dagi resistivity high by a post-mineral NE trending feldspar porphyry dyke which appears as a resistivity low. The Deli Dagi zone is located at the northeastern end of the main resistivity high where high grade gold has been identified along and under the silica cap.

Figure 15: Agi Dagi Gold Property, I.P. Resitivity

An examination of the inverted I.P. chargeability shows pronounced chargeability lows in the vicinity of the Baba Dagi and Deli Dagi Zones. The most likely explanation for this is deep weathering and oxidation of the underlying suphides due to proximity to a feeder structure. The N=1 chargeability also clearly indicating the tops of intrusive bodies which are located SW of Baba Dagi, SE of Fire Tower and south of Deli Dai which could be the heat source responsible for the gold mineralization in Agi Dagi system.

Figure 16: Agi Dagi Gold Property, I.P. Chargeability

At first glance to reduced-to-pole magnetic map (RTP map), it is very clear that there is a significant magnetic difference between the Baba Dagi to Deli Dagi zones (Figure 17). The Baba Dagi zone is located at the intersection of two major magnetic highs whereas the Fire Tower Zone has only one bull-eyes magnetic high. Deli Dagi is characterized by a clear magnetic low which is surrounded by a magnetic high halo.

The strong magnetic anomalies at Baba Dagi support the model of porphyry-related gold mineralization (i.e. a high sulphidation epithermal gold system telescoped on a Mo-rich porphyry system).

Figure 17: Agi Dagi Gold Property, Reduced to Pole Magnetics

          12.4      METALLURGICAL PIT SAMPLING

A small pit (1.5 m x 2 m x 2.4 m) was excavated 2 metres away from collar location of AD-15 in the summer of 2005 to obtain bulk samples for a metallurgical study. One sample (about 250 kg) was taken and shipped to Kappes Cassiday in Reno for testing.

          12.5      PETROGRAPHIC ANALYSIS

Following the completion of first five diamond holes at Baba Dagi and one diamond drill hole Fire Tower in 2004, a total of 37 samples were selected for petrographic studies. The samples were chosen from a variety of differing lithologies, alteration styles and varying gold content. Samples were described in detail and sent to the Panterra Geoservices Inc. in Vancouver who made both thin and polished sections and provided a description of the lithology, alteration and mineralization style of each section (Ross, 2004).

          12.6      SPECIFIC GRAVITY MEASUREMENT

Specific gravity measurements from drill cores were routinely carried out for both oxide and sulphide mineralization in the Agi Dagi Sogutalan field camp in 2004 and 2005. All data was entered into the Agi Dagi Access Data Base.

          12.7      SURVEYING

Surveying on the property in both 2004 and 2005 drill program were carried out using the UTEM co-ordinate system (UTM Zone 35 in ED 50). All forestry and drill roads and new drill locations were surveyed with electronic equipment and historical drill locations were labelled and resurveyed with new co-ordinate system.

13           2004-2005 SURFACE DIAMOND DRILLING PROGRAM

          13.1      HISTORICAL DRILLING

During the period 1996 to 1998, Cominco Madencilik Sanayi A.S. drilled 8,150 metres in 74 shallow vertical holes on the Agi Dagi property (Figure 18). Approximately 90% of the meterage was reverse circulation drilling. 38 of the holes were drilled on the Baba Dagi zone on a 62.5 metre by 125 metre grid oriented 060 deg and 150 deg. Of these, 21 holes had intercepts with greater than 0.5 g/T gold over tens of metres with numerous intersections exceeding 1 to 2 g/t gold. Based on the results of this work, a shallow west dipping zone was interpreted and a historic resource of 11.3 million tones grading 1.2 g/t gold was calculated (See Section 19).

Figure 18: Agi Dagi Gold Property, Historic Drill Program

          13.2      2004 DRILLING PROGRAM

Drilling by the Teck Cominco -Fronteer partnership began on the Agi Dagi property on June 15, 2004 and was completed December 31 2004. 21 diamond holes totalling 3,653 meters and 17 reverse circulation holes totalling 2,183 meters (38 holes totalling 5,836 meters) drilling were conducted.

The objective of 2004 drilling was two fold:

a)	Explore for possible high grade feeders and repeat early drill results at Baba Dagi by means of one set of fence drilling across the already defined resource zone with 130/-60 azimuth and dip; and
b)	Drill test several coincident >40 ppb Au soil anomalies and high resistivity/low chargeability IP anomalies at Ayitepe, Fire Tower and Deli Dagi targets.

The drilling was carried out using two track mounted diamond drills and one reverse circulation drill contracted from SPECTRA JEOTEK SANAYI VE TICARET AS, a Turkish registered drilling company. The drilling was focused on infill drilling on the Baba Dagi resource area with 12 holes in the main Baba Dagi area and 3 holes in the newly discovered Ayitepe area, and defining the Deli Dagi area with 16 drill holes. The remaining 7 holes were distributed along the crest of the ridge (Fire Tower Zone) between the two anomalous zones.

A summary of the drill hole information can be found in Figure 19, Tables 2 and 3, and in Appendices III and IV.

Figure 19: Agi Dagi Gold Property, 2004 Drill Program

Table 2: Agi Dagi 2004 Drill Hole Distribution

Target	RC H	Meterage	DD H	Meterage	Total DDH	Total Meterage	Remarks
Baba Dagi	5	919	8	1250	18	2169
Ayi Tepe	1	36	1	341	2	377	1 RCH Abandoned
Fire Tower	4	407	3	525	7	932	2 RCH Abandoned
Deli Dagi	7	821	9	1537	16	2358	2 RCH Abandoned
	17	2,183	21	3,653	38	5,834

Table 3: Agi Dagi 2004 Drill Summary with Significant Assays

Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
AD-75	495,122.4	4,413,713.5	876.1	130	-60	250	0.9 g/t Au @ 14 meters-Babadag
A-76	495,250.0	4,413,729.2	917.3	130	-60	215	0.85 g/t Au @ 9 meters-Babadag
AD-77	495,204.7	4,413,654.0	906.1	130	-60	151	1.57 g/t Au @ 10 meters Babadag
A-78	495,312.6	4,413,811.7	919.1	130	-60	114	0.6 g/t Au @ 16.5 meters Babadag
AD-79	495,259.5	4,413,606.6	922.1	130	-60	215	0.5 g/t Au @ 46.5 meters Babadag
A-80	495,313.2	4,413,811.0	919.1	130	-60	215	1 g/t Au @ 3 meters Babadag
AD-81	494,962.5	4,413,860.0	805.4	130	-60	202	1.4 g/t Au @ 2 meters Babadag
A-82	495,216.5	4,413,476.4	895.0	310	-60	176	0.6 g/t Au @ 16.5 meters Babadag
AD-83	495,017.4	4,413,765.1	838.5	130	-60	234	0.95 g/t Au @ 21 meters Babadag
A-84	494,916.9	4,413,328.6	850.5	310	-60	200	1.4 g/t Au @ 4.5 meters Babadag
A-85	495,753.7	4,414,703.4	942.5	312	-60	255	0.3 g/t Au @ 30 meters Fire Tower
AD-86	495,592.2	4,414,368.7	958.7	130	-60	180	0.95 g/t Au 15.5 meters Fire Tower
A-87	497,368.9	4,415,599.2	766.1	130	-60	161	1 g/t Au @ 27 meters - Delidag Discovery Hole
AD-88	495,940.7	4,414,726.3	921.0	130	-60	252	No Significant Results- Fire Tower
A-89	497,242.5	4,415,856.0	707.6	312	-60	153	No Significant Results- Delidag
AD-90	497,383.1	4,415,745.3	747.2	130	-60	192	1.1 g/t Au @ 4.7 meters Delidag
A-91	497,247.9	4,415,850.2	708.2	130	-60	122	2 g/t Au @ 57 meters - Delidag HG Discovery Hole
A-92	497,246.8	4,415,851.2	708.1	130	-60	186	2.2 g/ Au @ 48 g/t -A-91 twin hole
A-93	497,076.6	4,415,630.2	730.9	140	-60	26	Abandoned Delidag
A-94	497,077.4	4,415,629.6	731.0	140	-60	42	Abandoned Delidag
AD-95	495,119.5	4,413,599.0	869.6	360	-90	21	Abandoned Babadag
A-96	497,027.0	4,415,405.3	785.8	70	-60	6	Abandoned Delidag
A-97	497,031.8	4,415,407.2	785.5	70	-60	6	Abandoned Delidag
A-98	496,069.3	4,414,748.0	892.5	270	-60	140	0.7 g/t Au @ 4.5 meters Fire Tower
AD-99	497,204.9	4,415,429.3	756.2	130	-60	124	No significant results Delidag

AD-100	495,119.2	4,413,600.0	869.6	360	-90	129	1.5 g/t Au @ 58 meters Babadag-Twin hole
A-101	494,892.0	4,414,407.9	893.5	45	-60	36	Abandoned -Ayitepe-Babadag
AD-102	496,705.5	4,415,248.5	834.1	90	-60	93	1.4 g/t Au @ 0.75 meter Fire Tower
A-103	497,293.3	4,415,546.2	763.9	130	-60	132	0.98 g/t Au @ 12 meters Delidag
AD-104	497,331.8	4,415,573.2	766.1	130	-60	200	No significant results Delidag
AD-105	497,238.3	4,415,711.2	728.8	130	-60	127	1.45 g/t Au @ 10 metes Delidag
AD-106	497,215.6	4,415,604.9	743.1	130	-60	85	0.4 g/t Au @ 5 .2 meters Delidag
AD-107	494,664.6	4,414,211.0	895.6	130	-60	341	0.6 g/t Au @ 39 meters Ayitepe Discovery hole including 1.2 g/t Au @ 6 meters
AD-108	497,275.9	4,415,946.9	688.2	130	-60	206	2.5 g/t Au @ 15.3 meters Delidag Hole stopped in gold zone
AD-109	495,100.7	4,414,147.7	875.2	130	-60	49	Stoppped ! Babadag
AD-110	497,399.0	4,415,809.1	733.6	130	-60	190	1.85 g/t Au @ 22.9 meters Delidag
AD-111	497,314.0	4,415,790.4	725.8	130	-60	222	1.06 g/t Au @ 8 meters Delidag
AD-112	497,344.8	4,416,019.6	660.1	130	-60	192	1 g/t Au @ 15.7 meters Delidag
38 Holes						5,834

          13.3      2005 DRILLING PROGRAM

Following the success of the 204 drill program, a drill program was initiated on March 1st, 2005 and completed December 12, 2005. A total of 59 holes were completed totalling 10,684 metres.

The drilling was carried out using up to three track mounted diamond drills and one reverse circulation drill contracted from ORTA DOGU DRILLING, a Turkish registered drilling company. The main focus of the 2005 drill program was definition drilling of the Deli Dagi zone and testing of other exploration targets throughout the property. Of the 59 holes drilled, 35 infill holes and 3 metallurgical holes totaling 5,842 metres focused on testing both the extents and consistency of gold mineralization in the Deli Dagi zone. Another 10 holes totaling 2,328 meters were drilled to further test the anomalous gold intersected in the Ayitepe area in the 2004 program, 4 holes were drilled on the Baba Dagi area (three metallurgical and one exploration), and 8 true “grassroots” drill holes were completed along the Fire Tower zone, targeting soil and geophysical anomalies.

A summary of the drill hole information can be found in Figures 20 to 26, Tables 4 to 9, and in Appendices III and IV. Summaries of the drilling results from the 2004-2005 season and also detailed in the following pages.

Figure 20: Agi Dagi Gold Property, 2005 Drill Program

Table 4: Table 4: Agi Dagi 2005 Drill Hole Distribution

Target	RC H	Meterage	DDH	Meterage	Total DDH	Total Meterage	Remarks
Baba Dagi			4	764	4	764
Ayi Tepe	2	191	8	2,137	10	2,328	1 RC & 1 DDH Abandoned
Fire Tower	2	374	5	1,366	7	1,740
Deli Dagi	8	750.7	30	5,101.4	38	5,842.1	4 RC & 1 DDH Abandoned
	12	1,315.7	47	9,368.4	59	10,684.1

                    13.2.1      Baba Dagi Zone
In 2005, a total of 764 metres of diamond drilling was completed in four holes (Figure 21 and Table 5). 1 hole, AD-128 was drilled to test a Mo-Au soil anomaly while the other 3 were drilled for metallurgical purposes within the historic Baba resource area (red outline in figure).

Figure 21: Figure 21: Baba Dagi Zone – Plan Map of 2005 Drilling

Table 5: Baba Dagi Zone - 2005 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
1	AD-128	494,699	4,413,170	800	360	-90	235	0.39 g/t Au/8.00m
2	AD-150	495,144	4,413,654	885	0	-90	168	0.82 g/t Au/12.75m
3	AD-155	495,073	4,413,802	844	0	-90	229	0.60 g/t Au/95.80m
4	AD-158	494,956	4,413,737	828	0	-90	132	0.47 g/t Au/59.05m
							764

                    Baba Summary

Hole AD-128 was drilled to test the source of a strong Mo-Au soil anomaly with a coincident strong IP chargeability high located immediately south of the Baba Zone The hole intersected a shallow volcanic to sub-volcanic succession associated with weak Au, Ag, Mo, Cu, Pb, and Zn mineralization around 62 to 67 meters which could be related with a late structure. The Mo soil anomalies are explained by outcropping oxide-Mo mineralization.

Three other holes AD-150, 155 and 158 were drilled with the objective of obtaining bulk samples (>100 kg) for metallurgical test. AD- 150 failed to produce suitable material for metallurgical testing due to low recovery and a preponderance of silica sand. Successful samples were collected from AD-155 and 158 and a shallow pit was excavated adjacent to AD-15 to acquire the third sample.

                    13.2.2      Ayitepe Zone
In 2005, a total of 2,328 meters of drilling has been conducted in eight diamond and two reverse circulation holes (Figure 22 and Table 6). The holes were largely drilled as follow-up the anomalous intersection returned in AD-107 in 2004 (0.6 g/t gold/39.0 metres).

Table 6: Ayitepe Zone - 2005 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Total RC
1	AD-113	494,718	4,414,313	905	130	-60	180	1.16 g/t Au/3.60m
2	AD-117	494,697	4,414,167	891	130	-60	229	1.37 g/t Au/32.90m
3	AD-119	495,027	4,414,457	906	310	-60	212	0.44 g/t Au/16.70 m
4	AD-125	494,760	4,414,108	879	130	-60	250	0.37 g/t Au/16.10m
5	AD-130	494,628	4,414,038	833	130	-60	261	NSV
6	AD-133	494,800	4,414,236	895	130	-60	426	0.33 g/t Au/349.60m
7	AD-138	494,532	4,414,135	849	130	-60	231	0.59 g/t Au/10.45m
8	AD-145	494,889	4,414,169	866	130	-60	349	0.31g/t Au/229.60m
9	A-147	494,902	4,414,301	888	130	-60	120	NSV
10	A-151	494,721	4,414,310	906	130	-60	71	NSV
							2,328

Figure 22: Ayitepe Zone – Plan Map of 2005 Drilling

                    Ayitepe Summary

Diamond drilling carried out in the Ayitepe zone, intersected significant gold values in five drill holes in 2005 including 1.37 g/t gold over 32.90 metres in AD-117. Gold mineralization is hosted within a multi-phase phreatomagmatic breccia complex and a late quartz-feldspar porphyry stock intruding intensely silicified porphyritic andesitic rocks (Figure 23). Drilling at present is insufficient to determine the geometry of the breccia complex. Drill hole AD-133 intersected the longest continuous interval of gold mineralization on the Agi Dagi property, with 0.33 g/t gold over 349.60 metres including 0.72 g/t gold over 25.55 metres, with gold mineralization occurring both above and below the oxidation boundary (dashed line in figure). The depth of oxidation is variable within the breccia complex, and is likely fault controlled. Alteration within the breccia complex is generally quartz alunite and vuggy silicification.

Figure 23: Baba-Ayitepe Simplified Cross-Section Showing Outline of Gold Zones Looking Northeast.

                    13.2.3      Fire Tower Zone

In 2005, a total of 1,740 meter of drilling was conducted in five diamond and two RC holes (Figure 24 and Table 7). The holes were drilled to test a series of >40 ppb Au soils anomalies and coincident I.P. chargeability/resistivity anomalies with comparable signatures to the Baba and Deli Zones.

Table 7: Fire Tower Zone - 2005 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elevation	Azimuth	Dip	Depth	Remarks
1	AD-135	495,510	4,414,294	965	130	-60	217	0.39 g/t Au/5.00m
2	AD-122	495,616	4,414,427	953	130	-60	259	0.67 g/t Au/6.50m
3	A-143	495,640	4,414,561	931	130	-60	189	1.14 g/t Au/7.50m
4	AD-136	495,767	4,414,782	921	310	-60	430	1.15 g/t Au/14.90m
5	AD-144	495,789	4,414,978	857	310	-60	183	1.50 g/t Au/1.00m
6	AD-153	496,057	4,415,013	856	140	-60	277	NSV
7	A-149	496,176	4,414,647	815	130	-60	185	0.33 g/t Au/3.00m
							1,740

Figure 24: Fire Tower Zone – Plan Map of 2005 Drilling

                    Fire Tower Summary

A series of feldspar porphyritic andesites and hypabyssal porphyries were intersected at the Fire Tower. The andesites and porphyritic rocks are variably silicified with highly variably pyrophyllite and argillic alteration. Gold grades are generally low, and discontinuous. Drill hole AD-136 returned the most significant values from Fire Tower with 1.15 g/t Au over 14.90m. Gold is found in both oxidized and un-oxidized rocks at Fire Tower. Oxidation in the subsurface appears to be fault controlled, with individual drill holes intersecting alternating oxidized and sulphide bearing horizons. Localized alunite matrix crackle and jigsaw breccias were observed throughout the Fire Tower sequence. These breccias generally consist of silicified and locally clay/pyrophyllite altered porphyritic andesites or hypabyssal porphyries. The density of drilling at Fire Tower is not sufficient at present to define an ore body. A program of follow up drilling is recommended to better assess the potential for economic gold mineralization in the target area

                    13.2.4      Deli Dagi Zone

In 2005, a total of 5,852 meters of drilling has been conducted in 30 diamond and 8 RC holes (Figure 25 and Table 8). The focus of the work was to: a) define the limits of the sub-horizontal low grade zone identified in 2004; b) test the area on the northwest side of the Deli Zone around AD-92 for a potential steep-dipping high grade feeder zone; and c) to assess the area to the southwest of the Deli Zone in the vicinity of A-44 (aka 44 Zone).

Figure 25: Deli Dagi Zone – Plan Map of 2005 Drilling

Table 8: Deli Dagi Zone - 2005 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
1	AD-114	497,246	4,415,851	708	130	-90	218.7	1.08 g/t Au/50.70m
2	AD-115	497,327	4,415,878	709	130	-60	214.3	1.32 g/t Au/45.30m
3	AD-127	497,489	4,415,892	685	130	-60	142.6	0.45 g/t Au/23.20m
4	AD-123	497,173	4,415,759	707	130	-60	161.1	0.26 g/t Au/5.85m
5	AD-146	497,182	4,416,018	643	130	-60	233.2	1.18 g/t Au/11.40m
6	AD-124	497,431	4,415,544	763	130	-60	136.0	1.32 g/t Au/14.70m
7	AD-116	497,287	4,415,822	716	130	-60	184.3	2.17 g/t Au/23.00m
8	AD-118	497,221	4,415,814	712	130	-60	203.2	4.36 g/t Au/39.00m
9	AD-120	497,274	4,415,912	698	130	-60	220.0	1.07 g/t Au/9.80m
10	AD-121	497,255	4,415,787	720	130	-60	177.5	1.39 g/t Au/6.80m
11	AD-140	497,003	4,415,765	688	130	-60	160.5	0.54 g/t Au/5.50m
12	AD-137	496,837	4,415,810	635	130	-60	152.5	1.37 g/t Au/9.50m
13	AD-126	497,174	4,415,847	694	130	-60	218.4	3.75 g/t A/57.30m
14	AD-131	497,024	4,415,401	786	130	-60	82.0	NSV

15	AD-134	496,966	4,415,685	698	130	-60	132.0	1.31 g/t Au/16.55m
16	A-132A	497,500	4,415,630	723	130	-60	84.0	1.41 g/t Au/34.50m
17	AD-141	497,088	4,415,908	642	130	-60	207.6	0.55 g/t Au/5.65m
18	AD-142	496,817	4,415,678	693	130	-60	121.0	0.44 g/t Au/2.00m
19	AD-152	497,128	4,415,788	683	130	-60	231.2	0.59 g/t Au/10.50m
20	AD-154	497,430	4,415,686	750	130	-60	120.0	1.25 g/t Au/54.80m
21	AD-162	497,251	4,415,825	713	130	-60	211.8	4.30 g/t Au/42.40m
22	AD-156	497,295	4,415,667	746	130	-60	141.9	0.55 g/t Au/47.80m
23	AD-157	497,504	4,415,748	723	130	-60	142.4	0.84 g/t Au/5.2m
24	AD-159	497,573	4,415,839	700	130	-60	208.1	0.73 g/t Au/16.50m
25	AD-160	497,562	4,415,962	629	130	-60	111.4	0.50 g/t Au/7.00m
26	AD-161	497,422	4,415,953	663	130	-60	147.5	0.49g/t Au/12.50m
27	AD-163	496,726	4,415,751	647	130	-60	280.0	3.07 g/t Au/19.30m
28	AD-157A	497,501	4,415,735	725	130	-60	51.0	0.84 g/t Au/5.20m
29	AD-165	496,932	4,416,017	581	130	-60	106.3	0.41g/t Au/13.15m
30	AD-166	496,404	4,415,465	751	130	-60	301.1	0.54 g/t Au/3.80m
31	A-129	497,268	4,415,442	761	130	-60	57.0	0.43 g/t Au/6.00m
32	A-132	497,502	4,415,623	722	130	-60	29.0	0.56 /t Au/15.00m
33	A-139	497,483	4,416,036	627	130	-60	79.7	0.28 g/t Au/4.50m
34	A-148	497,260	4,415,783	721	130	-60	156.0	1.27 g/t Au/6.00m
35	A-164	497,143	4,415,811	685	130	-60	108.0	2.34 g/t Au/66.00m
36	A-167	497,393	4,415,643	762	130	-60	135.0	0.49 g/t Au/42.00m
37	A-168	497,272	4,415,744	727	130	-60	135.0	0.85 g/t Au/4.50m
38	A-169	497,291	4,415,607	755	130	-60	51.0	0.76 g/t Au/3.00m
							5,852.1

                    Deli Dagi Summary

The drilling carried out in the Deli Dagi target area in 2004-2005 resulted in the delineation of a newly zone of gold mineralization. The zone consists of sub-horizontal component measuring 200 x 250 metres with a shallow dip to the north, which is turn cut by a series of vertical, high grade feeder structures (Figure 26). These high grade structures are located in the vicinity of drill holes AD-118 and AD-126, the latter returning intercept of 3.75 g/t gold over 57.3 metres.

Mineralization is hosted within a strongly silicified and crackle brecciated felsic quartz and feldspar porphyry that sits directly below the silica cap that defines the topographic high at Deli Dagi. The zone of brecciated rock is roughly sub-horizontal and dictates the geometry of the flat lying portion of the ore body. Gold is hosted within both the oxide and sulphide facies with higher grades being located within the oxidized horizon. Oxidation reaches a depth of up to 150m below the topographic high of the hill. A new 43-101 compliant resource was calculated for the zone in Jan 2006 and is documented in Section 19.

The 2005 Drilling also resulted in the discovery of a new sulphides gold zone southwest of the Deli Zone. This new 44 Zone was identified in hole AD-163 which intersected 3.07 g/t gold, 13.8 g/t silver and 0.5% copper over 19.3 metres. This new zone is located 130 metres to the west of the existing Deli Dagi resource area and has similarities to the deeper sulphide mineralization observed in AD-108 (2.5 g/t gold/15.3 metres)

Figure 26: Deli Dagi Simplified Cross Section Showing outline of Gold Zones Looking Northeast

Plate 2: Diamond Core Rig on Deli Dagi Zone.

14           SAMPLING METHOD AND APPROACH

     14.1      CORE DRILLING AND LOGGING

Two diamond drilling programs have been performed on the Agi Dagi project from July 2004 to December 2005. The first year, Spectra Jeotek of Ankara, Turkey was contracted to drill using two tractor mounted HQ-NQ diamond core drill and one truck mounted reserve circulation drill. During 2004, a total of 5,836 meters of drilling occurred in 38 holes on Agi Dagi between July and December.

The 2005 program started with a new drill contractor Orta Dogu Drilling, who came in with three diamond core machines. A reverse circulation drill was brought in to help in areas of poor core recovery. A total of 10,684 meters were drilled in 59 holes between February and December.

All drilling was supervised by Fronteer/TCAM technical staff and general industry standards in all matters were followed.

All proposed drill collars were surveyed using a theodolite total station. Control was relative to established survey points across the property. Drills were set up under the direct supervision of Fronteer/TCAM staff.

Drill holes were collared in PQ or HQ diameter core. The holes were reduced to NQ diameter when problems were encountered due to bad ground conditions. Core was placed in plastic boxes with depth markers every drill run (up to 3 meters). Core recovery during these programs varied from very poor to adequate. Boxes were securely sealed and brought to the core facility in Sögütalan once a day by the Fronteer/TCAM technical staff. Reflex survey tests were taken generally at 50-75 meter intervals down-hole to provide down hole survey control. All casing was attempted to be removed after drilling was completed, with only minor casing left stuck in the ground. Core logging procedures follow industry standards and a defined sample protocol.

Holes with extremely poor core recovery throughout the ore intersection were either re-collared and drilled again with core or re-drilled with a reverse circulation drill, where the actual weight of each 1.5 meter sample to recorded to check for consistent rock recovery.

          14.2      DRILL CORE SAMPLING

All samples collected by Fronteer/TCAM during drill programs on Agi Dagi were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Samples intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 meters in length. Sample intervals were very rarely less than this (minimum 0.30 meters) on specific, narrow geological features, and rarely greater than 1.0 meters (maximum 1.5 meters) on wide intervals of un-oxidized rock. Core was cut lengthwise in half with half the core being submitted for assaying.

Sample intervals did not continue across areas with no core recovery.

          14.3      REVERSE CIRCULATION DRILL SAMPLING

Reverse circulation core samples were collected and split using a 24 slot rotary splitter, at the drill site and then sealed in plastic bags. The reverse circulation drill samples were collected continuously at 1.5 meter intervals. The splitter was cleaned between each sample with a compressed air hose. The RC drill samples were taken by Fronteer/TCAM personnel with constant supervision of a Fronteer/TCAM geologist.

          14.4      ANALYSIS FOR GOLD

Two laboratories have analyzed the rocks from the Agi Dagi Gold Property since 2004. At the beginning, the core was analyzed by Global Discovery Laboratories of Vancouver for ICP analysis and gold geochemistry. Analyses above a 200ppb threshold for gold was then assayed using a 30 gram sample using a fire assay method (lead collector) and an AA finish.

After September 30, 2004, ALS Chemex Laboratories of Vancouver was hired and they determined gold by fire-assay fusion with atomic absorption spectroscopy, as well as 34 elements by aqua regia acid digestion ICPAES.

Appendices VI and VII describe the assay methods and detection limits for both laboratories.

15           SAMPLE PREPARATION, ANALYSES AND SECURITY

          15.1      DRILL CORE

Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual sealed cloth bags and half placed back in the original core box. Samples were prepared by local contract laborers trained and supervised by Fronteer/TCAM personnel, at a facility near the Agi Dagi Gold Property. The retained core is stored in a secure building at the Sögütalan core facility.

          15.2      SHIPPING

Samples were shipped by an independent transport company in woven plastic bags for sample preparation to either the Global Discovery Laboratories in Ankara, Turkey or the ALS-Chemex preparation laboratories in Izmir, Turkey. After these samples were processed, the pulps were sent by an independent transport to Vancouver, Canada to one of three labs (Global Discovery, ALS Chemex or Acme) for analysis. Rejects and pulps are stored onsite at the Sogultalan core shack.

Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

          15.3      ASSAY LABORATORY

Samples were prepared and processed at either Global Discovery Laboratories in Ankara, Turkey or the ALS Chemex preparation laboratories in Izmir, Turkey. After these samples were processed, the pulps were sent by an independent transport to Vancouver, Canada to one of three labs (Global Discovery, ALS-Chemex or Acme) for analysis.

ALS Chemex, Acme and Global Discovery laboratories operate according to the guidelines set out in ISO/IEC Guide 25 – “General requirements for the competence of calibration and testing laboratories”.

          15.4      SAMPLE PREPARATION

Individual core samples typically ranged from 0.5 kg to 2 kg in weight, while reverse circulation core samples ranged from 8kg to 12 kg. The entire sample was crushed to 2mm size in an oscillating steel jaw crusher. Approximately a 250g split is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps are shipped to Canada for analyses at one of the following laboratories: ALS Chemex in North Vancouver, GDL laboratories in Vancouver or Acme Labs in Vancouver.

          15.5      ASSAY PROCEDURES

Two main labs were used for multi-element and gold analyses, Global Discovery labs and ALS Chemex Labs. Acme Labs was used for check assays for gold only, using fire assay techniques.

                    15.5.1      Global Discovery Labs
Au was first determined by geochemical analysis by solvent extraction method. Samples analyzing above the 100 ppb threshold were then re-tested using fire assay analysis for a more accurate assay.

Cu, Pb, Zn, Ag, As, Ba, Cd, Co, Ni, Fe, Mo, Cr, Bi, Sb, V, Sn, W, Sr, Y, La, Mn, Mg, Ti, Al, Ca, Na, K, and P were analyzed by Aqua Regia digestion (ICP).

                    15.5.2      ALS-Chemex
Au was determined by fire-assay fusion of a 30 g sub-sample with atomic absorption spectroscopy.

Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by aqua regia digestion (ICP) atomic emission spectroscopy. The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by ICP analysis.

Results are reported electronically to the project site in Sögütalan with Assay Certificates filed and catalogued at Teck Cominco’s Office in Ankara, Turkey.

16           DATA VERIFICATION

          16.1      STANDARDS

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory. The three original standards (TC-1, TC-2 and TC-3) used on the Agi Dagi Project were made at GDL from rock material brought from the project. The other seven standards used were bought from CDN Resource Laboratories Ltd. These standards were randomly inserted into the sample sequences approximately every 20 samples.

A total of 819 standards were analyzed during the 2004/2005 Drill Program (Table 9). The results of these analyses are presented in Charts 1 & 2 and generally fall within the accepted range of 2 standard deviations. Two of the original standards made from material on the project were deemed unacceptable and these were sent to multiple labs to test for accuracy. These two standards, TC-1 and TC-2 were not used as standards after the problem was first noticed.

Table 9: List of Standards used at the Agi Dagi Project

Standard	Gold concentration	# Used
CDN-GS-1A	Gold concentration: 0.78 ± 0.08 g/t	88
CDN-GS-2A	Gold concentration: 2.04 ± 0.19 g/t	98
CDN-GS-3A	Gold concentration: 3.16 ± 0.26 g/t	88
CDN-GS-5B	Gold concentration: 4.83 ± 0.38 g/t	87
CDN-GS-13	Gold concentration: 1.80 ± 0.18 g/t	87
CDN-GS-P3	Gold concentration: 0.30 ± 0.04 g/t	71
CDN-GS-P5	Gold concentration: 0.525 ± 0.042 g/t	61
TC-1	Gold concentration: 2.83 ± 0.258g/t	75
TC-2	Gold concentration: 1.41 ± 0.093g/t	83
TC-3	Gold concentration: 0.518 ± 0.025g/t	81
	Total Standards Used	819

Chart 1: Agi Dagi– Standard Data Correlation – CDN labs

Chart 2: Agi Dagi– Standard Data Correlation – GDL Laboratories

          16.2      BLANKS

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible gold results on a consistent basis. Non-mineralized basaltic material was collected from an outcrop in camp, broken with a hammer and inserted randomly into the sample series every 20 samples.

A total of 822 blanks were analyzed during the 2004/2005 Drill Program. The results of these analyses are presented in Chart 3. The results were generally less than 0.050 g/t Au but six exceeded 0.10 g/t. It is believed that the basaltic rock used for blank isn’t entirely devoid of gold and another source for blanks (marble) has replaced the basalt.

Chart 3: Agi Dagi Gold Property – Blank Data Results

          16.3      DUPLICATES

Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp. Duplicate field samples are taken every 20 samples within the sample series.

A total of 914 field duplicates were analyzed during the 2004/2005 Drill Program. The results of these analyses are presented in Charts 4 to 6 and fall within acceptable limits once the values start exceeding 0.5 g/t Au.

Chart 4: Agi Dagi– QAQC – 2005 Duplicates

Chart 5: Agi Dagi– QAQC – 2004 Duplicates- Original vs. Lab Repeats

Chart 6: Agi Dagi– QAQC – 2004 Duplicates- Original vs. Duplicates

          16.4      CHECK ASSAYS

A protocol has just been initiated to send 5% of all assayed sample pulps to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project. This work is taking place at Acme Analytical Laboratories in Vancouver. Final analyses of these samples should be received in early March.

          16.5      QA/QC PROBLEMS AND SOLUTIONS

Three problematic drill holes are reviewed below. Two of these holes had bit contamination and the third suffered from poor recovery. Two of these holes (AD-105 and AD-152) were re-drilled with an RC rig, and the results are compared. The third (AD-150) with bit contamination was tested through sampling the contaminated intervals both with the bit material and after removal of the bit material.

          a) AD-105 (DELI DAGI) – Elevated Silver
AD-105 was the great silver hole of last year with reported silver values of 398 g/t Ag over 24.6m, from 18.5 – 43.1m. This hole was tested with an RC drill to a depth of 60m depth to test this anomalous silver zone. The same interval intersected 2.46 g/t Ag over 25.5m from 18 – 43.5m in RC drilling. This shows that all high grade silver is a result of drill bit contamination. Other elements such as Mo, Cu and Co also indicate contamination, as these elements are flat in RC sampling vs. elevated in core. The plots of these elements and Au are seen on the plots below.

Chart 7: Deli Dagi Silver Values in Drill Core vs. RC samples.

          b) AD-150 (BABA DAGI) – Bit Material in Sample

AD-150 was a planned metallurgical hole to test the Baba Dagi zone. This hole intersected large intervals of silica sand which are difficult to drill and also got poor recovery. The drill bits that were used left metal shaving in the sample with a maximum of 180 grams in a 3m sample (approx. 15 kg). This means that the metal portion of the sample constitutes at most about one percent of the weight volume of the sample.

These silica sand intervals were divided into two 300-400 gram samples, which were to be assayed. One sample went to the lab “dirty” with all the metal shavings. The second sample was then scanned with a high-power magnet which took out all the metal shavings. This became the “clean sample”. The metal shavings were saved for a third sample (given enough material). All three samples were then weighed, so that we could convert to weighed averages of assays when the results were returned.

This hole did not show any elevated silver values due to contamination, actually the clean samples seem to be higher overall (see following plots). The gold analyses correlates well.

Chart 8: Gold and Silver Values in Samples with Drill Bit contamination vs. Clean

          c) AD-152 (DELI DAGI) – Poor Core Recovery

AD-152 was collared in the north-west edge of Deli Dagi to further test to anomaly intersected in AD-126. This hole had extremely poor drilling conditions, it was collared in a creek (and possibly a fault zone), had intervals with no core recovered. The core that was recovered was mostly rounded, re-drilled silica balls, with no clays remaining. This hole was cemented eight times with a total of 2900 kg of cement and consumed 30 drill bits in the first 70 metres.

Due to the poor recovery, it was decided to re-drill this target using the RC drill. The RC drill penetrated the ground to 60 meters, where is stopped due to ground water problems.

Below are diagrams showing the comparison of core vs. RC gold grades, and a second showing the overall recovery and gold grades for the core drilling. Recovery between 60-140m was very low but improved below 140m due to the less silicified argillic altered rocks.

Chart 9: Deli Dagi Gold Values in Drill Core vs. RC samples

17           ADJACENT PROPERTIES

No information concerning adjacent properties is presented in this report.

18           MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical tests including bottle rolls and column tests were completed by Kappes Cassidy & Associates Limited in Reno, Nevada using 9 chip samples from reverse circulation drill holes A-7, A-9, A-20 and A-21. Recoveries better than 93% were obtained from bottle roll tests on the 9 samples using minus 0.15 mm material and a leach time of 2 days. An average rate of recovery greater than 87 % was obtained for 4 composite chip samples using minus 4 mm material, a leach time of 15 to 25 days and a solution to ore ratio of 2:1.

In 2005, six large 140-250 kilogram samples were taken for metallurgical sampling. Three of these samples, were from drilling in three distinct areas of the Deli Dagi resource area, two were drilled in the Baba Dagi resource area and the final sample was a trench sample also in the Baba Dagi zone. These samples were first logged, sampled and assayed before the high grade composites were shipped to Kappes Cassidy and Associates in Reno, Nevada for bottle roll and column leach tests. Results are pending.

19           MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

          19.1      HISTORIC RESOURCE ESTIMATION

The drill indicated resource estimated for the Baba Gold Zone by Cominco Limited in 1998, using a specific gravity of 2.4 and a cut-off grade of approximately 0.5 grams of gold per tonne, was 11.3 million tonnes grading 1.2 g/T gold. An additional 5.8 million tonnes grading 0.77 g/T gold were also inferred.

Continuity of mineralization on drill sections 125E and 250E was demonstrated but several holes northeast of the Baba Zone were not drilled deep enough to test the mineralized zone or to intersect the lower limit of oxidation. Consequently, the Baba Zone is open to the northeast and constrained elsewhere by topography or by the lower limit of oxidation.

          19.2      2006 RESOURCE ESTIMATION

                    19.2.1      Introduction

Two 43-101 compliant resource calculations were performed in January 2006 by Giroux Consultants Ltd. on the Baba and Deli gold-silver deposits respectively. These new resources are described in the sections below in more detail.

                    19.2.2      Data Analysis
                     a) Deli Gold Zone
The data base for the 2005 preliminary resource estimation consisted of 57 drill holes; 21 reverse circulation holes and 26 diamond drill holes (a listing of all holes is contained in Appendix VIII). A geological interpretation by Fronteer geologists on sections and level plans has delineated tabular zones and more vertical structural zones of mineralization. A 3 dimensional model was constructed for these zones (see Figure 27).

All drill holes were compared to this 3 dimensional solid and the points that each hole entered and left each solid were recorded. Based on these intersections the individual assays were tagged with a zone code. Table 11 below summarizes the statistics for gold and silver within the tabular and structural zones. All material not coded as being within these zones was tagged as waste.

Table 10: Summary of statistics for gold and silver within mineralized zones

	Tabular Zones		Structural Zones		Waste
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)
Number of Assays	1423	1414	1035	1011	14410	14351
Mean	0.940	7.03	0.537	3.25	0.175	1.26
Standard Deviation	1.774	17.14	0.997	2.94	0.416	11.63
Minimum	0.003	0.10	0.003	0.10	0.003	0.05
Maximum	21.30	247.0	21.30	28.3	9.90	1270.0
Coefficient of Variation	1.89	2.44	1.86	0.91	2.37	9.22

Lognormal cumulative frequency plots for tabular, structural and waste zones were produced and are included as Appendix X. In all cases multiple overlapping lognormal populations were observed. Within the Tabular zones, the upper highest grade population, representing 0.56 % of gold values and 0.49 % of silver values was considered erratic. A cap level of 2 standard deviations above the mean for population 2 in each case resulted in capping levels of 11 g Au/t and 155 g Ag/t. A total of 9 gold assays were capped at 11 g/t while a total of 6 silver assays were capped at 155 g/t.

A similar approach was used for the assays within the structural zones. For gold and silver the highest grade population was considered erratic and capping levels were set at 2 standard deviations above the mean of population 2 for each variable. This resulted in a capping level of 7.6 g/t for gold and 155 g/t for silver. No samples required capping.

For samples falling outside of the mineralized solids lognormal cumulative plots showed overlapping lognormal populations. For gold the upper most population (mean 6.9 g/t representing 0.11% of the data) was considered erratic isolated high grades. A capping level of 2 standard deviations above the mean of population 2, a value of 4.5 g/t was chosen as a capping level. A total of 20 gold values in waste were capped at 4.5 g Au/t. Silver also showed multiple overlapping lognormal populations. For silver the 2 upper populations (mean 268 g/t representing 0.03 % of the data and mean 86.6 g/t representing 0.05 % of the data) were considered erratic high isolated assays. A capping level of 2 standard deviations above the mean of population 3, a value of 72 g Ag/t, was chosen to cap 11 samples.

It should be noted that drilling through a silica cap at Deli Dagi resulted in some contamination of samples with small pieces of drill bit. Silver values in some cases were affected and those samples were not used in the resource estimate. The differences in the number of samples shown for gold and silver in Table 10 reflect these samples.

                    b) Baba Gold Zone
The data base for the Baba Gold Zone consisted of 82 diamond drill holes with 115 down hole surveys and 6,947 samples. A total of 218 Ag assays were reported as 0.000 and were set to a nominal 0.001 g Ag/t to allow for processing. A summary of the assay data broken down by lithology is presented below in Table 11.

Table 11: Summary of Statistics for gold and silver by Rock Type

	BRECCIA		DOME1		DOME2		INTRAMIN
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)
Number of assays	1,646	1,646	138	138	4	4	21	21
Mean	0.229	0.286	0.113	0.244	0.088	0.250	0.143	0.214
Standard Deviation	0.402	0.332	0.092	0.239	0.044	0.086	0.061	0.047
Minimum	0.003	0.001	0.017	0.100	0.060	0.200	0.036	0.200
Maximum	9.48	3.70	0.544	1.500	0.163	0.400	0.264	0.400
Coefficient of Variation	1.74	1.16	0.81	0.98	0.49	0.35	0.43	0.22

Fronteer geologists developed a mineralized shell around mostly the Breccia units to constrain the resource estimation. A 3 dimensional model was constructed for these zones (see Figure 28).

Capping was evaluated for both the mineralized zone and waste using lognormal cumulative frequency plots and partitioning. The plots for both gold and silver within the mineralized zone and waste are shown in Appendix XI.

The distribution of gold grades within the mineralized zone consists of 4 overlapping lognormal populations of which the highest representing 0.38% of the data is considered erratic. A threshold to cap this population would be at 2 standard deviations above the mean of population 2, a value of 4.85 g Au/t (Table 12). A total of 9 assays were capped at 4.85 g Au/t.

Silver within the mineralized zone consists of 5 overlapping lognormal populations with the upper most representing 0.18 % of the data and averaging 225 g Ag/t was considered erratic. A threshold to reduce this population would consist of 2 standard deviations above the mean of population 2, a value of 178 g Ag/t. A total of 3 silver assays were capped at 178 g/t.

Outside the interpreted mineralized zone, material was classified as waste (Table 13). Scattered isolated higher gold and silver grades occur within this volume but could not be reasonably joined to the mineralized solids. A similar strategy as explained above was used to cap gold and silver assays within waste. A total of 6 gold assays were capped at 1.64 g/t. The highest two populations were erratic high grades within the silver distribution and were capped at 10.6 g/t. A total of 5 silver assays were capped at 10.6 g/t.

Table 12: Summary of Statistics for gold and silver within mineralized zone

	Assays		Capped Assays
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)
Number of assays	2,221	2,221	2,221	2,221
Mean	0.535	1.18	0.525	1.10
Standard Deviation	0.723	9.79	0.640	7.96
Minimum	0.003	0.001	0.002	0.001
Maximum	9.523	297.0	4.85	178.0
Coefficient of Variation	1.35	8.33	1.21	7.22

Table 13: Summary of Statistics for gold and silver within waste zone

	Assays		Capped Assays
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)
Number of assays	4,726	4,726	4,726	4,726
Mean	0.089	0.31	0.089	0.29
Standard Deviation	0.134	0.95	0.131	0.65
Minimum	0.003	0.001	0.003	0.001
Maximum	2.30	33.1	1.64	10.60
Coefficient of Variation	1.50	3.10	1.47	2.21

                    19.2.3      Geological Model
                    a) Deli Gold Zone

The Deli Gold Zone was subdivided by Fronteer Geologists into Tabular Mineralized Zones and Structural Controlled Zone. The structural zones were further subdivided into NE, ENE, NNW trending structures and a ring structure. Each of these domains were modeled on cross sections and level plans and were wire-framed into 3 dimensional solids.

Figure 27: Geologic Solids used to model the Deli Gold Zone

                    b) Baba Gold Zone
The geologic model for Baba Gold Zone was constructed by Fronteer geologists who are most familiar with the geology.

Figure 28: Geologic solids used to model the Baba Gold Zone

                    19.2.4      Composites

                    a) Deli Gold Zone
Each drill hole was “passed through” the 3 dimensional solids for the structural and tabular zones and the points at which it entered and left each solid was recorded. Using these limits, uniform downhole composites 5 m in length were formed. Intervals less than 2.5 m in length at solid boundaries were combined with adjoining samples to produce a uniform support of 5 ± 2.5 m (Table 14).

Table 14: Summary of statistics for gold and silver at Deli Zone within 5 m composites

	Tabular Zones		Structural Zones
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)
Number of Assays	416	416	278	278
Mean	0.900	6.96	0.580	3.85
Standard Deviation	1.432	13.63	0.670	4.09
Minimum	0.001	0.001	0.002	0.001
Maximum	10.87	134.95	5.29	35.96
Coefficient of Variation	1.59	1.96	1.16	1.06

                    b) Baba Dagi Gold Zone
Each drill hole was “passed through” the 3 dimensional solids for the mineralized zones and the points at which it entered and left each solid was recorded. Using these limits uniform downhole composites 5 m in length were formed (Table 15).

Table 15: Summary of statistics for gold and silver at Baba Zone within 5 m composites

	Mineralized Zones		Waste
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)
Number of Assays	768	768	1,553	1,553
Mean	0.559	1.01	0.094	0.334
Standard Deviation	0.549	5.95	0.095	0.560
Minimum	0.013	0.001	0.003	0.001
Maximum	4.435	133.51	1.248	10.60
Coefficient of Variation	0.98	5.87	1.02	1.68

                    19.2.5      Variography

                    a) Deli Gold Zone
Pair wise relative semi-variograms were used to model gold and silver within the tabular zones, NE structures, ENE structures, NNW structures and waste. For the various structures with enough data to produce a model the directions modeled were along strike, down dip and across dip as defined by geology. A variety of nested and single structure models were fit to the various data sets with the parameters summarized below in Table 16.

Gold demonstrated geometric anisotropies for tabular zones, NE and ENE structures. There was insufficient data to disprove the assumption of isotropy in the NNW structures and insufficient data to model the ring structures at all. For all gold zones nested spherical models were fit to the data.

Silver values also demonstrated geometric anisotropies for tabular zones, NE and ENE structures. Like gold isotropy was assumed for the NNW structures and there was insufficient data to model the ring structures. For silver single spherical models were used in all cases.

The nugget to sill ratio, a measure of sampling variability ranged was quite low for gold ranging from a low of 8 % in the NNW structures to a high of 14% in the NE structures. Silver showed a little more sampling variability with ratios ranging from a low of 7% in the tabular zones to a high of 33% in the NNW structures.

Table 16: Summary of semi-variogram parameters for Deli Zone mineralized zones

Zone	Azimuth	Dip	Nugget Effect C0	Short Structure C1	Long Structure C2	Short Range a1 (m)	Long Range a2 (m)
Tabular Zone Au	090[o]	0[o]	0.08	0.32	0.26	40	60
	0[o]	0[o]	0.08	0.32	0.26	10	40
	0[o]	-90[o]	0.08	0.32	0.26	12	30
Tabular Zone Ag	090[o]	0[o]	0.05	0.70		120
	0[o]	0[o]	0.05	0.70		60
	0[o]	-90[o]	0.05	0.70		28
NE Structures Au	045[o]	0[o]	0.10	0.30	0.30	50	100
	315[o]	-80[o]	0.10	0.30	0.30	10	30
	135[o]	-10[o]	0.10	0.30	0.30	10	30
NE Structures Ag	045[o]	0[o]	0.10	0.45		120
	315[o]	-80[o]	0.10	0.45		24
	135[o]	-10[o]	0.10	0.45		24
ENE Structures Au	080[o]	0[o]	0.10	0.20	0.55	20	120
	350[o]	-85[o]	0.10	0.20	0.55	20	55
	170[o]	-5[o]	0.10	0.20	0.55	20	40
ENE Structures Ag	080[o]	0[o]	0.05	0.48		150
	350[o]	-85[o]	0.05	0.48		100
	170[o]	-5[o]	0.05	0.48		45
NNW Structures Au	Omni directional		0.1	0.7	0.5	10	30
NNW Structures Ag	Omni directional		0.4	0.8		25

                    b) Baba Gold Zone
Pair wise relative semi-variograms were used to model gold and silver within the mineralized zones at Baba Dagi. The composites within the mineralized zone were modeled in a variety of horizontal directions to determine the direction of maximum continuity. When this direction was established the vertical plane was tested.

Gold demonstrated geometric anisotropy within the mineralized zones. A nested spherical model was fit to the data with parameters summarized below in Table 17.

Silver values also demonstrated geometric anisotropy with a nested spherical model fit to the data.

The nugget to sill ratios, a measure of sampling variability were, quite low at 17% for gold and 8 % for silver.

Table 17: Summary of semi-variogram parameters for Baba Zone mineralized zones

Zone	Azimuth	Dip	Nugget Effect C0	Short Structure C1	Long Structure C2	Short Range a1 (m)	Long Range a2 (m)
Mineralized Zone Au	090[o]	0[o]	0.08	0.10	0.30	40	80
	0[o]	0[o]	0.08	0.10	0.30	15	35
	0[o]	-90[o]	0.08	0.10	0.30	15	70
Mineralized Zone Ag	090[o]	0[o]	0.05	0.15	0.43	30	60
	0[o]	0[o]	0.05	0.15	0.43	10	40
	0[o]	-90[o]	0.05	0.15	0.43	20	100

                    19.2.6      BLOCK MODEL

                    a) Deli Gold Zone
A block model was placed over the drill holes and rotated to parallel the strike of the Deli Dagi mineralized zone. Block dimensions were 20 x 20 x 10 m. The model parameters are summarized below with the overall shape shown relative to drill hole traces in Figure 29.

Centroid of Lower left block	-	496614.088 E	20 m	46 columns
		4415731.233 N	20 m	46 rows

Centroid of Top elevation	-	795	10 m	40 levels

The x axis of the model was rotated to azimuth 130o. (see Figure 29)

Each block was compared to the various mineralized solids within the tabular and structural domains. The proportion of each block within each solid was recorded. In some cases the tabular zones overlapped the structural zones and the proportion of each within the block was recorded. In addition the block model was compared to surface topography and the proportion of each block below the topographic surface was recorded.

Figure 29: Deli Geologic Block Model
Showing structural zones in red and tabular zones in green.

                    b) Baba Gold Zone
The block model for the Baba Gold Zone was rotated 40 degrees clockwise to best cover the available data. Block dimensions were 20 x 20 x 10 m. The centroid of the block model origin is shown below.

Centroid of Lower left block	-	494087.288 E	20 m	61 columns
		4413807.233 N	20 m	61rows
Centroid of Top elevation	-	1000.	10 m	51 levels

The x axis of the model was rotated to azimuth 130o. (see Figure 30)

Each block was compared to the various mineralized solids. The proportion of each block within each solid was recorded. In addition the block model was compared to surface topography and the proportion of each block below the topographic surface was recorded.

Figure 30: Baba Geologic Block Model
Showing blocks within mineralized solid and drill hole composites

                    19.2.7      Bulk Density

                    a) Deli Gold Zone
A total of 714 bulk density determinations were made for Deli Dagi. The results are listed in Appendix XI with Hole number, from-to, oxidation level and mineral zone. The data was sufficient to interpolate a bulk density value into each block using inversed distance squared.

In general the bulk density values are summarized below.

Table 18: Summary of Bulk Density Determinations – Deli Zone

Sample Type	Number	Minimum SG	Mean SG	Maximum SG
Oxides	639	1.83	2.49	4.58
Sulphides	75	2.21	2.61	4.44

                    b) Baba Gold Zone
A total of 197 density determinations were made on drill core from Baba Dagi (density determinations listed in Appendix XII). The methodology was to measure the mass in air and the mass in water. The volume was equal to the mass in air minus the mass in volume and the density was equal to the mass in air divided by the volume. The following table summarizes the statistics for density sorted by Mineralized zone vs., Waste and again by Oxides vs. Sulphides.

Table 19: Summary of Bulk Density Determinations – Baba Zone

	Mineralized Zone	Waste	Oxide	Sulphide
Number	124	73	172	25
Minimum	2.20	2.11	2.11	2.47
Mean	2.52	2.57	2.53	2.63
Maximum	3.00	2.90	3.00	2.89

There was a low correlation of 0.128 between gold grade and density in the mineralized zone and 0.040 in waste. As a result the average density value for the mineralized zone of 2.52 was used in tonnage determination.

                    19.2.8      Grade Interpolation

                    a) Deli Gold Zone
Gold and silver values were interpolated into blocks using ordinary kriging in a number of passes. Grades were estimated for all blocks with some proportion within the tabular zones. Blocks were then estimated for blocks with some proportion within the structural zones. For blocks containing more than one style of mineralization, a weighted average grade for gold and silver was calculated.

Kriging was attempted in a series of passes with expanding search ellipses. Pass 1 used dimensions, for the search ellipse, equal to ¼ the range of the semi-variograms in the three principal directions. A minimum of 4 composites were required to estimate a block and if more than 16 were found the closest 16 were used. For blocks not estimated in Pass 1 a second attempt was completed using dimensions for the search ellipse equal to ½ the semi-variogram ranges. A third and fourth pass using the full range and twice the range were completed as required. The search ellipse dimensions and orientations are summarized in Table 20 for gold and Table 21 for silver below.

Tonnages for each block were determined by multiplying the block volume by the estimated bulk density and then reducing the block to the amount within the mineralized solids and below topography.

Table 20: Summary of search parameters for Kriging Gold at Deli Zone

Pass	Number Estimated	Major Axis	Semi. Major Axis	Minor Axis	Major Axis Dist. (m)	Semi. Major Axis Dist. (m)	Minor Axis Dist. (m)
Gold in Tabular Zones
1	13	Az.90	Az. 0	Az 0	15	10	7.5
		Dip 0	Dip 0	Dip -90
2	457	Az.90	Az. 0	Az 0	30	20	15
		Dip 0	Dip 0	Dip -90
3	1,584	Az.90	Az. 0	Az 0	60	40	30
		Dip 0	Dip 0	Dip -90
4	972	Az.90	Az. 0	Az 0	120	80	60
		Dip 0	Dip 0	Dip -90
Gold in NE Structures
1	1	Az.45	Az. 315	Az 135	25	7.5	7.5
		Dip 0	Dip -80	Dip -20
2	178	Az.45	Az. 315	Az 135	50	15	15
		Dip 0	Dip -80	Dip -20
3	936	Az.45	Az. 315	Az 135	100	30	30
		Dip 0	Dip -80	Dip -20
4	1846	Az.45	Az. 315	Az 135	200	60	60
		Dip 0	Dip -80	Dip -20
Gold in ENE Structures
1	39	Az.80	Az. 350	Az 170	30	13.75	10
		Dip 0	Dip -85	Dip -5
2	289	Az.80	Az. 350	Az 170	60	27.5	20
		Dip 0	Dip -85	Dip -5
3	1,116	Az.80	Az. 350	Az 170	120	55	40
		Dip 0	Dip -85	Dip -5
4	1,405	Az.80	Az. 350	Az 170	240	110	80

	Dip 0	Dip -85	Dip -5
Gold in NNW Structures
1	0	Omni Directional		7.5	7.5	7.5
2	6	Omni Directional		15	15	15
3	28	Omni Directional		30	30	30
4	106	Omni Directional		60	60	60
Gold in Ring Structures
1	0	Omni Directional		7.5	7.5	7.5
2	3	Omni Directional		15	15	15
3	23	Omni Directional		30	30	30
4	262	Omni Directional		120	120	120

Table 21: Summary of search parameters for Kriging Silver at Deli Zone

Pass	Number Estimated	Major Axis	Semi. Major Axis	Minor Axis	Major Axis Dist. (m)	Semi. Major Axis Dist. (m)	Minor Axis Dist. (m)
Silver in Tabular Zones
1	33	Az.90	Az. 0	Az 0	30	15	7
		Dip 0	Dip 0	Dip -90
2	1,116	Az.90	Az. 0	Az 0	60	30	14
		Dip 0	Dip 0	Dip -90
3	1,598	Az.90	Az. 0	Az 0	120	60	28
		Dip 0	Dip 0	Dip -90
4	361	Az.90	Az. 0	Az 0	240	120	56
		Dip 0	Dip 0	Dip -90
Silver in NE Structures
1	0	Az.45	Az. 315	Az 135	30	6	6
		Dip 0	Dip -80	Dip -20
2	115	Az.45	Az. 315	Az 135	60	12	12
		Dip 0	Dip -80	Dip -20
3	752	Az.45	Az. 315	Az 135	120	24	24
		Dip 0	Dip -80	Dip -20
4	2,500	Az.45	Az. 315	Az 135	300	80	80
		Dip 0	Dip -80	Dip -20
Silver in ENE Structures
1	116	Az.80	Az. 350	Az 170	37.5	25	11.25
		Dip 0	Dip -85	Dip -5
2	611	Az.80	Az. 350	Az 170	75	50	22.5
		Dip 0	Dip -85	Dip -5
3	1,637	Az.80	Az. 350	Az 170	150	100	45
		Dip 0	Dip -85	Dip -5
4	531	Az.80	Az. 350	Az 170	300	200	90
		Dip 0	Dip -85	Dip -5
Silver in NNW Structures
1	0	Omni Directional			6.25	6.25	6.25
2	1	Omni Directional			12.5	12.5	12.5
3	22	Omni Directional			25	25	25
4	574	Omni Directional			240	240	240
Silver in Ring Structures
1	0	Omni Directional			6.25	6.25	6.25

2	3	Omni Directional	12.5	12.5	12.5
3	12	Omni Directional	25	25	25
4	517	Omni Directional	240	240	240

b) Baba Gold Zone

Gold and silver values were interpolated into blocks using ordinary kriging in a number of passes. Grades were estimated for all blocks with some proportion within the mineralized zones.

Kriging was attempted in a series of passes with expanding search ellipses. Pass 1 used dimensions, for the search ellipse, equal to ¼ the range of the semi-variograms in the three principal directions. A minimum of 4 composites were required to estimate a block and if more than 16 were found the closest 16 were used. For blocks not estimated in Pass 1 a second attempt was completed using dimensions for the search ellipse equal to ½ the semi-variogram ranges. A third and fourth pass using the full range and twice the range were completed as required. The search ellipse dimensions and orientations for the ellipse are summarized in Table 22 below.

Tonnages for each block were determined by multiplying the block volume by the estimated bulk density and then reducing the block to the amount within the mineralized solids and below topography.

Table 22: Summary of search parameters for Kriging Gold at Baba Zone

Pass	Number Estimated	Major Axis	Semi. Major Axis	Minor Axis	Major Axis Dist. (m)	Semi. Major Axis Dist. (m)	Minor Axis Dist. (m)
Gold in Mineralized Zones
1	128	Az.90	Az. 0	Az 0	20	8.75	10
		Dip 0	Dip 0	Dip -90
2	1,951	Az.90	Az. 0	Az 0	40	17.5	35
		Dip 0	Dip 0	Dip -90
3	4,093	Az.90	Az. 0	Az 0	80	35	70
		Dip 0	Dip 0	Dip -90
4	2,225	Az.90	Az. 0	Az 0	160	70	140
		Dip 0	Dip 0	Dip -90
Silver in Mineralized Zones
1	119	Az.90	Az. 0	Az 0	15	10	10
		Dip 0	Dip 0	Dip -90
2	1,693	Az.90	Az. 0	Az 0	30	20	50
		Dip 0	Dip 0	Dip -90
3	3,658	Az.90	Az. 0	Az 0	60	40	100
		Dip 0	Dip 0	Dip -90
4	2,926	Az.90	Az. 0	Az 0	160	70	140
		Dip 0	Dip 0	Dip -90

                    19.2.9      Classification

Based on the study herein reported, delineated mineralization of the Deli Dagi and Baba Dagi is classified as a resource according to the following definition from National Instrument 43-101.

“In this Instrument, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

                    a) Deli Gold Zone
Continuity of geology has been demonstrated by drilling for the Deli Zone. Continuity of grades is more difficult to quantify and can be best estimated by semi-variogram ranges. At this stage of development, the Deli Zone has no resource classified as measured. The indicated resource consists of blocks that were estimated for gold in either pass 1 or 2 using search ellipse dimensions up to ½ the range of the gold semi-variogram. All other blocks are considered inferred at this time.

The results can be presented as grade-tonnage tables at a variety of gold cutoff grades (Tables 23 to 26). As no economic studies have been completed at this time, an economic cutoff is presently unknown. For comparative purposes a 0.5 g/t Au cut-off is highlighted. This resource also assumes one could mine to the mineralized solid boundaries (no mining dilution has been applied).

Table 23: DELI ZONE INDICATED RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff	Ounces of	Ounces of

(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Gold	Silver
0.10	3,350,000	0.548	4.061	59,000	437,000
0.20	3,100,000	0.579	4.164	58,000	415,000
0.30	2,370,000	0.680	4.437	52,000	338,000
0.40	1,840,000	0.777	4.919	46,000	291,000
0.50	1,360,000	0.897	5.631	39,000	246,000
0.60	1,090,000	0.983	6.197	34,000	217,000
0.70	930,000	1.042	6.517	31,000	195,000
0.80	710,000	1.128	6.638	26,000	152,000
0.90	420,000	1.320	7.140	18,000	96,000
1.00	330,000	1.435	7.447	15,000	79,000
1.10	250,000	1.552	8.159	12,000	66,000
1.20	220,000	1.612	8.546	11,000	60,000
1.30	200,000	1.655	8.393	11,000	54,000
1.40	140,000	1.787	8.143	8,000	37,000
1.50	130,000	1.804	8.095	8,000	34,000
2.00	30,000	2.060	11.126	2,000	11,000

Table 24: DELI ZONE INFERRED RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Ounces of	Ounces of
(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Gold	Silver
0.10	30,070,000	0.750	5.750	725,000	5,559,000
0.20	28,370,000	0.785	5.909	716,000	5,390,000
0.30	24,850,000	0.860	6.249	687,000	4,993,000
0.40	19,500,000	1.000	7.066	627,000	4,430,000
0.50	16,410,000	1.104	7.776	582,000	4,103,000
0.60	13,890,000	1.205	8.404	538,000	3,753,000
0.70	11,390,000	1.326	8.753	486,000	3,205,000
0.80	9,080,000	1.473	9.966	430,000	2,909,000
0.90	6,950,000	1.662	10.677	371,000	2,386,000
1.00	6,020,000	1.772	11.475	343,000	2,221,000
1.10	5,110,000	1.901	12.315	312,000	2,023,000
1.20	4,490,000	2.004	12.943	289,000	1,868,000
1.30	3,830,000	2.136	13.728	263,000	1,690,000
1.40	2,880,000	2.394	15.002	222,000	1,389,000
1.50	2,450,000	2.558	15.993	201,000	1,260,000
2.00	1,390,000	3.221	19.909	144,000	890,000

These Tables can also be produced for Oxidized material based on an interpreted oxide surface.

Table 25: DELI ZONE INDICATED RESOURCE WITHIN OXIDES
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Ounces of	Ounces of
(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Gold	Silver
0.10	3,000,000	0.505	3.734	49,000	360,000

0.20	2,770,000	0.534	3.810	48,000	339,000
0.30	2,090,000	0.625	3.980	42,000	267,000
0.40	1,590,000	0.713	4.371	36,000	223,000
0.50	1,110,000	0.832	4.995	30,000	178,000
0.60	850,000	0.920	5.537	25,000	151,000
0.70	690,000	0.981	5.787	22,000	128,000
0.80	500,000	1.070	5.632	17,000	91,000
0.90	250,000	1.284	5.620	10,000	45,000
1.00	180,000	1.437	5.633	8,000	33,000
1.10	150,000	1.516	5.905	7,000	28,000
1.20	120,000	1.619	6.027	6,000	23,000
1.30	100,000	1.684	5.912	5,000	19,000
1.40	80,000	1.778	5.108	5,000	13,000
1.50	80,000	1.778	5.108	5,000	13,000
2.00	10,000	2.071	3.694	1,000	1,000

Table 26: DELI ZONE INFERRED RESOURCE WITHIN OXIDES
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Ounces of	Ounces of
(g/t)	(tonnes)	Au (g/t),	Ag (g/t)	Gold	Silver
0.10	24,160,000	0.733	5.225	569,000	4,059,000
0.20	23,010,000	0.762	5.355	564,000	3,962,000
0.30	19,890,000	0.841	5.657	538,000	3,618,000
0.40	15,100,000	0.996	6.464	484,000	3,138,000
0.50	12,350,000	1.119	7.159	444,000	2,843,000
0.60	10,190,000	1.240	7.838	406,000	2,568,000
0.70	8,230,000	1.380	8.423	365,000	2,229,000
0.80	6,280,000	1.575	9.776	318,000	1,974,000
0.90	4,590,000	1.842	10.947	272,000	1,615,000
1.00	3,840,000	2.018	12.076	249,000	1,491,000
1.10	3,200,000	2.212	13.447	228,000	1,383,000
1.20	2,900,000	2.323	14.252	217,000	1,329,000
1.30	2,580,000	2.456	15.191	204,000	1,260,000
1.40	2,220,000	2.636	16.146	188,000	1,152,000
1.50	2,070,000	2.719	16.856	181,000	1,122,000
2.00	1,380,000	3.225	19.984	143,000	887,000

               a)      Baba Gold Zone
Continuity of geology has been demonstrated by drilling for the Baba Zone. Continuity of grades is more difficult to quantify and can be best estimated by semi-variogram ranges. At this stage of development the Baba Zone has no resource classified as measured. The indicated resource consists of blocks that were estimated for gold in either pass 1 or 2 using search ellipse dimensions up to ½ the range of the gold semi-variogram. All other blocks are considered inferred at this time.

The results can be presented as grade-tonnage tables at a variety of gold cutoff grades (Tables 27 to 30). As no economic studies have been completed at this time, an economic cutoff is presently unknown. For comparative purposes a 0.5 g/t Au cut-off is highlighted. This resource also assumes one could mine to the mineralized solid boundaries (no mining dilution has been applied).

Table 27: BABA ZONE INDICATED RESOURCE

Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Ounces Au
0.10	14,920,000	0.572	1.048	274,000
0.20	14,500,000	0.583	0.993	272,000
0.30	12,510,000	0.635	0.982	255,000
0.40	9,360,000	0.731	0.900	220,000
0.50	6,440,000	0.858	0.864	178,000
0.60	4,340,000	1.009	0.878	141,000
0.70	3,190,000	1.138	0.822	117,000
0.80	2,230,000	1.307	0.714	94,000
0.90	1,680,000	1.458	0.577	79,000
1.00	1,300,000	1.608	0.465	67,000
1.10	1,110,000	1.702	0.365	61,000
1.20	970,000	1.786	0.337	56,000
1.30	880,000	1.842	0.304	52,000
1.40	770,000	1.912	0.301	47,000
1.50	670,000	1.979	0.299	43,000
2.00	280,000	2.322	0.263	21,000
2.50	70,000	2.604	0.234	6,000

Table 28: BABA ZONE INFERRED RESOURCE

Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Ounces Au
0.10	38,800,000	0.563	0.870	702,000
0.20	38,160,000	0.570	0.875	699,000
0.30	34,150,000	0.605	0.899	664,000
0.40	26,500,000	0.678	0.931	578,000
0.50	18,370,000	0.780	1.005	461,000
0.60	11,700,000	0.913	1.031	343,000
0.70	7,250,000	1.078	0.953	251,000
0.80	5,550,000	1.181	0.924	211,000
0.90	3,980,000	1.315	0.982	168,000
1.00	3,280,000	1.393	1.010	147,000
1.10	2,550,000	1.491	1.153	122,000
1.20	2,240,000	1.538	1.181	111,000
1.30	1,870,000	1.595	1.098	96,000
1.40	1,310,000	1.698	0.912	72,000
1.50	1,040,000	1.763	0.894	59,000
2.00	180,000	2.151	0.414	12,000
2.50	10,000	2.538	0.248	1,000

The Resource above the level of oxidation is reported below.

Table 29: BABA ZONE INDICATED OXIDE RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Ounces Au
0.10	14,140,000	0.577	1.066	262,000
0.20	13,730,000	0.589	1.008	260,000
0.30	11,910,000	0.639	0.991	245,000
0.40	9,010,000	0.732	0.902	212,000
0.50	6,270,000	0.855	0.864	172,000
0.60	4,230,000	1.004	0.878	137,000
0.70	3,100,000	1.133	0.824	113,000
0.80	2,180,000	1.296	0.717	91,000
0.90	1,630,000	1.446	0.579	76,000
1.00	1,260,000	1.594	0.466	65,000
1.10	1,080,000	1.689	0.363	59,000
1.20	930,000	1.774	0.333	53,000
1.30	840,000	1.831	0.299	49,000
1.40	730,000	1.903	0.294	45,000
1.50	630,000	1.973	0.292	40,000
2.00	260,000	2.327	0.250	19,000
2.50	60,000	2.604	0.234	5,000

Table 30: BABA ZONE INFERRED OXIDE RESOURCE
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Ounces Au
0.10	35,040,000	0.565	0.880	637,000
0.20	34,570,000	0.570	0.883	634,000
0.30	31,370,000	0.602	0.898	607,000
0.40	24,800,000	0.667	0.927	532,000
0.50	16,940,000	0.768	1.012	418,000
0.60	10,440,000	0.907	1.049	304,000
0.70	6,360,000	1.076	0.962	220,000
0.80	4,760,000	1.189	0.932	182,000
0.90	3,500,000	1.313	0.991	148,000
1.00	2,910,000	1.387	1.023	130,000
1.10	2,260,000	1.484	1.180	108,000
1.20	1,960,000	1.534	1.213	97,000
1.30	1,620,000	1.593	1.129	83,000
1.40	1,140,000	1.697	0.965	62,000
1.50	890,000	1.765	0.963	51,000
2.00	140,000	2.177	0.308	10,000
2.50	10,000	2.538	0.248	1,000

20            OTHER RELEVANT DATA AND INFORMATION

In Turkey underground resources are subject to the exclusive ownership and disposition of the State and are not considered part of the land where they are located. Under the mining legislation, the state delegates its right to explore and operate mines to individuals or companies for specific periods by issuing licenses subject to payment of a royalty to the State.

Certain provisions of Turkish Mining Law were recently amended in 2004. The pre-operation license provided by the old law was repealed. The basis of royalty payments to the State has been changed to a percentage of total sales. Mining activities conducted within state-owned lands will be subject to an additional 30% royalty.

21             INTERPRETATION AND CONCLUSIONS

Three different gold mineralizing centres (Baba-Ayitepe, Fire Tower and Deli Zones) have been now been identified in the 5 km long by 2 km wide zone of extensive acid sulphate alteration on the Agi Dagi Gold Property and the exploration work carried out in 2004-2005 has greatly enhanced the understanding of the geologic, structural and metallogenic framework the property

The Baba-Ayitepe Zone can now be considered as one large system, characterized by late epithermal high sulphidation gold system overprinted on an early Mo-rich, deep seated porphyry system. The new resource for the Baba Zone calculated in January 2006 includes 6.44 million tonnes averaging 0.858 g/t gold (178,000 ounces of gold) classified as indicated and 18.4 million tonnes averaging 0.78 g/t gold (461, 000 ounces of gold) classified as inferred at a 0.5 g/t gold cut-off. The Baba Zone still remains open to the SW, N, NE and E direction and both it and the adjacent Ayitepe Zone need to be explored by additional drilling. Drilling in 2005 in the Ayitepe Zone intersected wide zones of low grade gold mineralization which has added significant potential for bulk mineable oxide gold resources in the immediate area.

Drilling of the Fire Tower Zone in 2005 identified encouraging gold mineralization in a number of wide spaced holes however the distribution of gold was somewhat erratic resulting in difficulties in correlation. More detailed geological, structural mapping, geochemical sampling and possibly geophysical surveying (including infill I.P. & detailed ground magnetics) is required to gain a better understanding of the controls of the gold mineralization in this area.

The Deli Zone is a classic high sulphidation epithermal gold system with a deeper intermediate sulphidation (high grade) component. The overall size of the zone is about 1 km long (from AD-160 to AD163) in east-west direction and 600 metres wide (from AD-112 to A-9) in north-south direction. The new resource for the Deli Zone calculated in January 20006 includes 1.36 million tonnes averaging 0.90 g/t gold and 5.6 g/t silver (39,000 ounces of gold and 246,000 ounces of silver) classified as indicated and an additional 16.41 million tonnes averaging 1.1 g/t gold and 7.8 g/t silver (582,000 ounces of gold and 4,103,000 ounces of silver) classified as inferred at a 0.5 g Au/t cut-off. The zone is completely open to the W, NW, and N and partially open to E and S. Further drilling is recommended to convert the current resource blocks from inferred to indicated categories and to define the limits of the zone and the newly discovered 44 Zone, immediately to the southwest. A program of multi-system (details I.P., Mag, SP, VLF, and EM) geophysical surveying over the higher grade portion is also recommended to identify the geophysical signature of this area. Depending the results of this study, the most convenient and cost effective geophysical technique could applied to other target areas.

Two more targets are currently of interest on the Agi Dagi Gold Property and warrant follow-up in 2006. These include Tavsan Tepe, located west-southwest of Ayitepe and Ihlamur Ridge, located west of Deli Dagi.

Tavsan Tepe has similar geological, geochemical and geophysical characteristic to the Baba-Ayitepe Zone and limited field work has identified strong brecciation, hematitic alteration in pervasively silicified volcanics. Tavsan Tepe was tested by two short holes in 1997 but both were abandoned at fairly shallow depth with DDH A-11 intersecting 0.8 g/t gold over 3.0 metres (one sample). It is recommended that the existing I.P. grid be extended to the west to cover this area, followed by infill soil grid sampling and drill testing with two angled holes to test both the >40 ppb Au soil anomalies and the strong resistivity IP anomaly.

Ihlamur Ridge looks like a possible down-dropped extension of a significant NNE trending resistivity high. The I.P. survey in 2003 did not fully cover this target and only a small portion of the resistivity high is identified on a 5000 m by 500 m sized hill where two small zones of > 40 ppb Au soil anomalies are present leaking out beneath the inferred silica cap. Ground check mapping and prospecting identified strong silicified, brecciated, hematitic volcanics in this area. Infill soil grid sampling and I.P. geophysical surveying, accompanied with two angled holes, is recommended to test the source of >40 ppb Au soil anomalies under the inferred silica cap.

The resources at the Baba and Deli Zones are open for expansion and the potential to find additional resources on the Agi Dagi Gold Property through continued drilling is considered excellent.

22       RECOMMENDATIONS

Recommendations of the Fronteer – Teck Cominco Technical Committee for exploration of the Agi Dagi Gold Property in 2006 include:

1.

10,000 metes of diamond and reverse circulation drilling to continue testing the known zones of mineralization at Baba Dagi, Ayitepe. Fire Tower and Deli Dagi. Carry out infill drilling within the Baba Dagi and Deli Dagi resource block in order to move defined blocks from inferred to indicated categories. Approximate breakdown of the meterage would be:

Baba Dagi – Infill	2,500 metres
Deli Dagi – Infill	2,500 metres
Deli Dagi – Expl	2,000 metes
Fire Tower – Expl	1,000 metres
Ayitepe – Infill/Expl	1,000 metres
Tavsun Tepe/Ihlumar Ridge	1,000 metres
Total	10,000 metres

2.	Complete detailed geological and structural mapping of whole property to better define the controls on gold mineralization and, in particular, the high grade feeder zones.

3.	Extend the existing I.P. survey and rock/soil grid to the west to cover Tavsun Tepe and Ihlumar Ridge.

4.	Carry out a preliminary scoping study as a prelude to a pre-feasibility study by year-end.

5.	Initiate an environmental baseline study.

6.	Continue ongoing community relations work.

7.

Maintain normal logging procedures including RQD, PIMA, SG and magnetic susceptibility measurements; continuous sampling of drill holes; adherence to the existing QA/QC (quality assurance – quality control) protocol.

8.	Proposed budget for 2006 is $2.73 million US (Table 31).

Table 31: Budget for Proposed 2006 Work Program (US dollars)

Description		% Total
ASSAYS	$230,000	8.4
GEOPHYSICS	$35,500	1.3
DRILLING	$975,000	35.7
FIELD COSTS	$61,000	2.2
STAFF SALARIES	$224,500	8.2
GOVERNMENT FEES, LICENCES AND PERMITS	$80,000	2.9
LEGAL-FORESTRY	$40,000	1.5
ROAD CONSTRUCTION	$60,000	2.2
TRAVEL AND TRANSPORTATION	$132,000	4.8
ENVIRONMENTAL BASE LINE STUDY	$100,000	3.7
COMMUNICATION	$18,000	0.7
PUBLIC RELATION	$24,000	0.9
HEALTH AND SAFETY	$15,000	0.5
FRONTEER EXPENDITURES (includes resource modeling & scoping work)	$345,000	12.6
CONTINGENCY	$200,000	7.3
ADMINISTRATION COST (12 % if not >50,000)	$193,350	7.1
NET COSTS	$2,733,350	100.0

23             REFERENCES

Albert, T.E. 1997: Bottle Roll Leach Tests on Samples from Project T80; Kappes, Cassiday and Associates, Reno, Nevada, 14 pp.

Albert, T.E. 1997: Column Leach Tests; Kappes, Cassiday and Associates, Reno, Nevada, 14 pp.

Albert, T.E. 1997: Bottle Roll Leach on Composite of 46210 and 456217; Kappes, Cassiday and Associates Reno, Nevada; 2 pp.

Eggleston, T. 1997: Cominco Ltd. Site Visit, Agi Dagi Project; MRDI, San Mateo, CA, 22 pp.

Granda, A. 1994: Tüprag, Induced Polarization Geophysical Survey in Agi Dagi Agi-Dagi (Turkey); Madrid; pp 8.

Hall, R. 2004: NI43-101 Report on the Agi Dagi Gold Property, Canakkale Province, Turkey for Fronteer Development Group Inc.; pp 35.

Okay, A. I., Siyako, M., Burkan, K. A., 1991: Geology and Tectonic Evolution of the Biga Peninsula, Northwestern Turkey; Bull. Tech. Univ. Istanbul, Vol. 44, p. 191-256.

Ross, K. 2004: Petrographic Study of the Agi Dagi, High Sulphidation Epithermal Deposit, Turkey for Fronteer Development Group Inc.; Panterra Geoservices Inc, Vancouver, B.C.; 69 pp.

Samis, A. N. 1998: Agi Dagi Resource (Baba Dagi ); Cominco File Note; pp 5.

Yildirim-Ozturk, M and Onder, S. 2004: A New Mining Law for Turkey; Mining Journal, London; pp 21-22.

24             DATE AND SIGNATURES

Respectfully submitted at VANCOUVER, Canada this 10th day of March 2006, by

And

            Appendix I       Certificate of Authors

2537 Sechelt Drive
North Vancouver, B.C.
V7H 1N7
Tel: 604-929-7871

I, Ian R. Cunningham-Dunlop, P.Eng., do hereby certify that:

I am currently Exploration Manager – Canada/Turkey with Fronteer Development Group Inc. of Suite 1640, 1066 West Hastings Street, Vancouver, B.C. V6E 3X1

I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen’s University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

I have worked as a geologist for a total of 21 year since my graduation. My relevant experience for the purpose of the Technical Report is:
o	Supervision of mineral exploration programs on properties in Canada, United States, Argentina, Australia and Turkey.
o	Currently employed by Fronteer Development Group Inc. since November 1st , 2004 as Exploration Manager – Canada/Turkey.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

I am responsible for the preparation of all sections of the report titled “THE EXPLORATION ACTIVITIES OF FRONTEER DEVELOPMENT GROUP INC. ON THE AGI DAGI GOLD PROPERTY, ÇANAKKALE PROVINCE, TURKEY FROM APRIL 2004 TO DECEMBER 2005”. I have worked on the property in a technical capacity since January 1st , 2005 and personally supervised the 2005 Exploration Program.

As of March 10th , 2006 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group Inc. in the form of a stock option agreement.

  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 10th day of March, 2006 in Vancouver, B.C., Canada

Certificate of Author

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)	I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2)	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4)	I have practiced my profession continuously since 1970.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6)

This report titled “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale Province, Turkey from April 2004 to December 2005” is based on a study of the data available on the Agi Dagi Project. I am responsible for the resource estimations completed in Vancouver during 2005-06. I have visited the property from April 4-7, 2005.

7)	I have previously worked on this deposit producing an in house preliminary resource estimate for Baba Dagi in 2004.

8)	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

9)	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated this 10th day of March, 2006

            Appendix II       Consent of Authors

CONSENT OF AUTHOR

TO:	British Columbia Securities Commission
TSX Venture Exchange

I, Ian R. Cunningham-Dunlop, P.Eng., do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report titled “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Cannakale Province, Turkey from April 2004 to December 2005”, dated March 10th, 2006, and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Fronteer Development Group Inc. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Information Report of Aurora Energy Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 10th Day of March, 2006 in Vancouver, B.C., Canada

CONSENT OF AUTHOR

TO:	British Columbia Securities Commission
TSX Venture Exchange

I, Gary Giroux, P.Eng., do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report titled “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Cannakale Province, Turkey from April 2004 to December 2005”, dated March 10th, 2006, and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Fronteer Development Group Inc. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Information Report of Aurora Energy Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 10th Day of March, 2006 in Vancouver, B.C., Canada

            Appendix III Summary of Drill Holes – 2004-2005

Drill Hole	Easting	Northing	Elevation	Azim	Dip	Depth	Zone
AD-75	495122.44	4413713.48	876.10	130	-60	250.00	Baba Dagi
A-76	495250.00	4413729.15	917.31	130	-60	214.50	Baba Dagi
AD-77	495204.66	4413653.95	906.06	130	-60	150.50	Baba Dagi
A-78	495312.58	4413811.72	919.14	130	-60	114.40	Baba Dagi
AD-79	495259.48	4413606.63	922.05	130	-60	215.00	Baba Dagi
A-80	495313.21	4413810.96	919.15	130	-60	214.50	Baba Dagi
AD-81	494962.52	4413860.02	805.42	130	-60	201.50	Baba Dagi
A-82	495216.50	4413476.41	895.03	310	-60	175.50	Baba Dagi
AD-83	495017.38	4413765.05	838.53	130	-60	234.20	Baba Dagi
A-84	494916.88	4413328.62	850.53	310	-60	200.00	Baba Dagi
A-85	495753.68	4414703.36	942.51	312	-60	255.00	Fire Tower
AD-86	495592.19	4414368.72	958.72	130	-60	179.80	Fire Tower
A-87	497368.92	4415599.21	766.06	130	-60	160.50	Deli Dagi
AD-88	495940.68	4414726.25	920.97	130	-60	252.10	Fire Tower
A-89	497242.46	4415855.97	707.62	312	-60	153.00	Deli Dagi
AD-90	497383.08	4415745.32	747.21	130	-60	191.80	Deli Dagi
A-91	497247.95	4415850.23	708.19	130	-60	121.50	Deli Dagi
A-92	497246.75	4415851.21	708.07	130	-60	186.00	Deli Dagi
A-93	497076.63	4415630.21	730.87	140	-60	25.50	Deli Dagi
A-94	497077.41	4415629.57	730.99	140	-60	42.00	Deli Dagi
AD-95	495119.53	4413599.00	869.62	360	-90	20.70	Baba Dagi
A-96	497027.04	4415405.27	785.83	70	-60	6.00	Fire Tower
A-97	497031.84	4415407.15	785.47	70	-60	6.00	Fire Tower
A-98	496069.27	4414748.03	892.50	270	-60	139.50	Fire Tower
AD-99	497204.94	4415429.30	756.19	130	-60	123.90	Deli Dagi
AD-100	495119.18	4413600.03	869.61	360	-90	128.90	Baba Dagi
A-101	494891.96	4414407.92	893.51	45	-60	36.00	Ayitepe
AD-102	496705.53	4415248.46	834.08	90	-60	93.30	Fire Tower
A-103	497293.32	4415546.20	763.91	130	-60	132.00	Deli Dagi
AD-104	497331.82	4415573.21	766.15	130	-60	200.00	Deli Dagi
AD-105	497238.30	4415711.19	728.85	130	-60	127.00	Deli Dagi
AD-106	497215.59	4415604.87	743.10	130	-60	85.30	Deli Dagi
AD-107	494664.59	4414211.04	895.59	130	-60	340.70	Ayitepe
AD-108	497275.88	4415946.88	688.18	130	-60	205.60	Deli Dagi
AD-109	495100.74	4414147.68	875.25	130	-60	48.90	Ayitepe
AD-110	497398.99	4415809.12	733.61	130	-60	189.50	Deli Dagi
AD-111	497314.02	4415790.37	725.82	130	-60	221.60	Deli Dagi
AD-112	497344.78	4416019.58	660.12	130	-60	192.10	Deli Dagi
AD-113	494718.14	4414312.89	905.41	130	-60	179.95	Ayitepe
AD-114	497246.21	4415851.30	708.20	130	-90	218.70	Deli Dagi
AD-115	497327.29	4415878.41	708.67	130	-60	214.30	Deli Dagi
AD-116	497286.79	4415821.70	716.46	130	-60	184.30	Deli Dagi
AD-117	494697.21	4414166.96	891.42	130	-60	228.80	Ayitepe
AD-118	497220.57	4415813.59	711.65	130	-60	203.20	Deli Dagi
AD-119	495026.98	4414456.52	905.50	310	-60	212.00	Ayitepe
AD-120	497274.42	4415911.60	697.57	130	-60	219.95	Deli Dagi
AD-121	497255.10	4415786.69	719.86	130	-60	177.50	Deli Dagi
AD-122	495616.24	4414426.54	952.83	130	-60	259.10	Fire Tower

AD-123	497172.98	4415759.07	706.67	130	-60	161.10	Deli Dagi
AD-124	497431.39	4415544.37	763.40	130	-60	136.00	Deli Dagi
AD-125	494759.80	4414107.67	879.26	130	-60	249.80	Ayitepe
AD-126	497174.01	4415846.97	693.63	130	-60	218.35	Deli Dagi
AD-127	497489.46	4415891.66	684.79	130	-60	142.60	Deli Dagi
AD-128	494699.31	4413170.05	800.03	360	-90	235.30	Baba Dagi
A-129	497267.75	4415441.91	761.21	130	-60	56.00	Deli Dagi
AD-130	494627.89	4414037.89	832.85	130	-60	260.55	Ayitepe
AD-131	497023.79	4415400.58	786.18	130	-60	82.00	Deli Dagi
A-132	497501.91	4415622.76	721.82	130	-60	29.00	Deli Dagi
A-132A	497499.90	4415629.53	723.19	130	-60	84.00	Deli Dagi
AD-133	494799.57	4414235.89	895.01	130	-60	425.50	Ayitepe
AD-134	496966.44	4415685.22	698.39	130	-60	132.00	Deli Dagi
AD-135	495510.17	4414293.82	964.60	130	-60	217.00	Fire Tower
AD-136	495767.22	4414781.68	921.12	310	-60	430.00	Fire Tower
AD-137	496836.77	4415809.95	634.91	130	-60	152.50	Deli Dagi
AD-138	494532.00	4414134.55	848.80	130	-60	230.85	Ayitepe
A-139	497482.73	4416035.76	626.78	130	-60	79.70	Deli Dagi
AD-140	497003.46	4415765.23	687.91	130	-60	160.50	Deli Dagi
AD-141	497087.90	4415908.11	642.47	130	-60	207.55	Deli Dagi
AD-142	496817.08	4415678.18	692.85	130	-60	121.00	Deli Dagi
A-143	495639.91	4414560.55	931.22	130	-60	189.00	Fire Tower
AD-144	495788.54	4414978.42	857.45	310	-60	250.00	Fire Tower
AD-145	494888.84	4414168.82	866.27	130	-60	349.25	Ayitepe
AD-146	497181.58	4416018.20	643.13	130	-60	233.20	Deli Dagi
A-147	494902.04	4414300.73	888.01	130	-60	120.00	Ayitepe
A-148	497260.24	4415783.23	720.55	130	-60	156.00	Deli Dagi
A-149	496175.61	4414647.18	815.29	130	-60	184.50	Fire Tower
AD-150	495144.01	4413653.76	884.87	130	-60	168.40	Baba Dagi
A-151	494720.57	4414310.20	905.71	130	-60	70.50	Ayitepe
AD-152	497128.00	4415787.81	683.34	130	-60	231.20	Deli Dagi
AD-153	496056.53	4415013.40	856.30	130	-60	276.50	Fire Tower
AD-154	497430.07	4415685.65	750.16	130	-60	120.00	Deli Dagi
AD-155	495072.61	4413801.65	843.76	0	-90	229.00	Baba Dagi
AD-156	497294.87	4415667.44	745.84	130	-60	141.90	Deli Dagi
AD-157	497503.64	4415747.65	722.78	130	-60	142.40	Deli Dagi
AD-158	494956.17	4413736.77	827.60	0	-90	175.00	Baba Dagi
AD-159	497573.40	4415839.16	700.02	130	-60	208.10	Deli Dagi
A-160	497562.20	4415962.31	628.75	130	-60	111.35	Deli Dagi
AD-161	497422.45	4415952.82	663.26	130	-60	147.50	Deli Dagi
AD-162	497250.95	4415824.97	712.53	130	-60	130.00	Deli Dagi
AD-163	496725.53	4415750.92	647.19	130	-60	280.00	Deli Dagi
A-164	497142.65	4415810.80	685.33	130	-60	108.00	Deli Dagi
AD-165	496932.17	4416017.43	581.11	130	-60	106.30	Deli Dagi
AD-166	496403.85	4415464.52	750.72	130	-60	301.10	Fire Tower
A-167	497392.96	4415642.84	761.84	130	-60	135.00	Deli Dagi
A-168	497272.32	4415744.18	727.39	130	-60	135.00	Deli Dagi
A-169	497290.93	4415607.41	755.00	130	-60	51.00	Deli Dagi

            Appendix IV Summary of Assay Composites – 2004-2005

Drill Hole	From	To	Interval	Au Grade (g/t)	Zone
AD-75	12.40	14.40	2.00	1.50	BABA DAGI
and	23.75	31.75	8.00	0.64
and	43.20	128.60	87.50	0.49
incl	73.00	77.40	4.40	1.35
incl	89.50	103.40	13.90	0.85
incl	107.75	121.00	13.25	0.49
incl	126.20	128.60	2.40	1.09
and	138.60	151.70	13.10	0.95
incl	138.60	143.70	5.10	1.95
and	158.90	161.50	2.60	0.24
A-76	0.00	1.50	1.50	1.02	BABA DAGI
and	6.00	7.50	1.50	0.28
and	67.50	76.50	9.00	0.86
incl	70.50	72.00	1.50	2.17
and	81.00	82.50	1.50	0.80
and	84.00	85.50	1.50	0.42
and	105.00	132.00	28.50	0.38
incl	112.50	121.50	10.50	0.60
and	141.00	142.50	1.50	2.99
and	145.50	150.00	4.50	0.23
and	183.00	186.00	3.00	0.37
and	195.00	196.50	1.50	0.27
AD-77	5.80	8.60	2.80	0.33	BABA DAGI
and	11.70	23.50	11.80	0.43
incl	11.70	13.70	2.00	1.31
and	28.70	30.00	1.30	0.26
and	48.90	77.20	28.30	0.97
incl	52.20	62.50	10.30	1.57
incl	52.20	54.00	1.80	3.98
incl	55.70	58.00	2.30	2.03
incl	66.50	74.50	8.00	1.13
incl	71.40	74.50	3.10	1.88
and	85.20	107.30	22.10	0.68
incl	88.80	101.70	12.90	0.95
incl	94.00	98.10	4.10	2.02
and	146.50	150.50	4.00	1.27
A-78	25.50	27.00	1.50	0.25	BABA DAGI
and	33.00	39.00	6.00	0.94
incl	34.50	37.50	3.00	1.47
incl	36.00	37.50	1.50	2.09
and	60.00	76.50	16.50	0.60
incl	66.00	76.50	10.50	0.81
incl	66.00	67.50	1.50	1.11

incl	75.00	76.50	1.50	2.31
and	84.00	88.50	4.50	0.30
AD-79	8.60	35.80	27.20	0.23	BABA DAGI
and	57.00	58.00	1.00	0.20
and	81.90	84.30	2.70	0.34
and	109.80	156.20	46.40	0.52
incl	109.80	115.20	5.40	0.86
incl	109.80	111.20	1.40	2.78
incl	123.20	124.20	1.00	0.55
incl	132.10	139.60	7.50	1.11
incl	148.20	149.40	1.20	0.68
incl	154.90	156.20	1.30	0.61
and	162.30	172.10	9.80	0.39
incl	162.30	163.30	1.00	0.65
incl	170.30	172.10	1.80	1.07
incl	171.30	172.10	0.80	1.27
and	200.90	204.20	3.30	0.38
incl	203.00	204.20	1.20	0.57
A-80	36.00	39.00	3.00	1.06	BABA DAGI
incl	36.00	37.50	1.50	1.74
and	61.50	76.50	15.00	0.38
incl	75.00	76.50	1.50	1.23
and	87.00	88.50	1.50	0.34
and	175.50	202.50	28.50	0.31
incl	184.50	189.00	4.50	0.81
AD-81	15.60	16.60	1.00	0.40	BABA DAGI
and	24.00	25.00	1.00	0.87
and	35.00	36.00	1.00	0.28
and	64.90	67.60	2.70	0.35
and	71.60	73.60	2.00	1.40
and	77.60	78.80	1.20	0.44
and	81.30	83.30	2.00	0.25
and	87.30	125.60	38.30	0.19
and	129.50	130.50	1.00	0.30
and	147.90	148.90	1.00	0.23
and	151.80	153.90	2.10	0.31
A-82	24.00	25.50	1.50	0.34	BABA DAGI
and	42.00	45.00	3.00	0.23
and	52.50	109.50	57.00	0.34
incl	91.50	108.00	16.50	0.61
incl	99.00	102.00	3.00	1.24
and	127.50	135.00	7.50	0.39
and	138.00	148.50	10.50	0.69
incl	142.50	145.50	3.00	1.32
and	154.50	157.50	3.00	0.53
AD-83	63.00	143.40	80.00	0.54	BABA DAGI
incl	99.50	132.00	32.50	0.81

incl	99.50	121.00	21.00	0.96
incl	99.50	110.70	11.20	1.24
incl	100.45	105.00	6.05	1.69
A-84	78.00	82.50	4.50	1.40	BABA DAGI
incl	78.00	79.50	1.50	3.43
and	100.50	102.00	1.50	0.39
and	103.50	105.00	1.50	0.22
A-85	72.00	73.50	1.50	0.35	FIRE TOWER
and	186.00	201.00	15.00	0.28
and	207.00	208.50	1.50	0.27
and	222.00	252.00	30.00	0.29
incl	250.50	252.00	1.50	0.68
AD-86	14.60	39.00	24.40	0.72	FIRE TOWER
incl	20.00	35.50	15.50	0.95
incl	20.00	23.00	3.00	1.76
and	79.00	85.00	6.00	0.56
and	140.00	141.00	1.00	1.04
A-87	13.50	18.00	4.50	1.57	DELI DAGI
incl	15.00	18.00	3.00	2.23
incl	16.50	19.00	2.50	3.46
and	21.00	22.50	1.50	0.23
and	30.00	94.50	64.50	0.67
incl	34.50	36.00	1.50	2.14
incl	72.00	93.00	21.00	1.27
incl	73.50	85.50	12.00	1.67
incl	78.00	84.00	6.00	2.08
AD-88	1.10	7.60	6.50	0.17	FIRE TOWER
and	81.20	86.30	5.10	0.22
and	111.50	113.80	2.30	0.24
A-89	42.00	79.50	37.50	0.11	DELI DAGI
AD-90	8.30	13.00	4.70	1.11	DELI DAGI
and	36.70	37.70	1.00	1.05
and	56.30	69.50	13.20	0.52
incl	59.60	63.20	3.60	0.89
and	77.00	94.75	17.75	0.60
incl	90.60	94.75	4.15	1.43
and	127.50	132.00	4.50	0.26
and	142.00	162.20	20.20	0.78
and	168.00	172.00	4.00	0.47
A-91	19.50	22.50	3.00	0.94	DELI DAGI
and	19.50	22.50	3.00	2.46
and	40.50	97.50	57.00	2.08
and	67.50	93.00	25.50	3.18
incl	67.50	91.50	24.00	3.15
incl	52.50	61.50	9.00	3.26
incl	54.00	58.50	4.50	5.00

A-92	16.50	19.50	3.00	2.75	DELI DAGI
and	48.00	96.00	48.00	2.19
incl	51.00	93.00	42.00	2.46
incl	52.50	58.00	7.50	3.72
incl	54.00	58.50	4.50	5.30
incl	66.00	90.00	24.00	2.82
incl	70.50	78.00	7.50	4.18
incl	81.00	90.00	9.00	3.19
and	130.50	132.00	1.50	1.20
and	135.00	153.00	18.00	0.17
and	162.00	174.00	12.00	0.21
A-93	No significant Result (short/abandoned hole)				DELI DAGI
A-94	No significant Result (short/abandoned hole)				DELI DAGI
AD-95	No samples taken - re-drilled as AD-100				BABA DAGI
A-96	No significant Result (short/abandoned hole)				FIRE TOWER
A-97	No significant Result (short/abandoned hole)				FIRE TOWER
A-98	16.50	21.00	4.50	0.69	FIRE TOWER
incl	18.00	19.50	1.50	1.24
and	54.00	55.50	1.50	0.31
and	72.00	73.50	1.50	0.32
AD-99	55.20	57.20	2.00	0.48	DELI DAGI
AD-100	6.00	64.00	58.00	1.48	BABA DAGI
incl	25.50	41.10	15.60	2.40
incl	31.50	37.60	6.10	2.86
incl	44.40	51.50	7.10	2.10
and	80.55	90.75	10.20	2.18
incl	81.60	85.10	3.50	5.10
and	95.00	96.00	1.00	0.99
A-101	No significant Result (short/abandoned hole)				AYI TEPE
AD-102	53.95	54.70	0.75	1.48	FIRE TOWER
A-103	0.00	1.50	1.50	0.52	DELI DAGI
and	55.50	96.00	40.50	0.79
incl	61.50	66.00	4.50	0.99
incl	55.50	57.00	1.50	4.63
incl	76.50	93.00	16.50	1.00
incl	76.50	82.50	6.00	1.45
incl	87.00	90.00	3.00	1.33
AD-104	59.30	71.70	12.40	0.20	DELI DAGI
AD-105	24.70	33.50	8.80	0.74	DELI DAGI
and	28.30	31.70	3.40	1.38
incl	26.70	32.30	5.60	0.94
incl	29.00	31.70	2.70	1.99
and	47.00	47.70	0.70	5.48
and	54.90	59.50	4.60	0.61
and	69.20	112.90	43.70	0.60

incl	69.20	72.70	3.50	0.40
and	81.00	87.20	6.20	0.51
and	91.50	112.90	21.40	0.92
incl	100.80	109.20	8.40	1.59
AD-106	17.40	18.48	1.08	1.04	DELI DAGI
and	28.35	31.40	3.05	0.37
and	39.27	43.00	3.73	0.30
and	59.00	59.57	0.57	0.57
and	62.30	67.55	5.25	0.41
AD-107	36.60	37.87	1.27	0.73	AYI TEPE
and	69.20	70.20	1.00	0.76
and	117.00	175.50	58.50	0.42
incl	117.00	158.10	41.10	0.54
incl	117.00	146.00	29.00	0.63
incl	122.10	137.10	15.00	0.91
incl	131.00	137.10	6.10	1.19
incl	121.10	124.90	3.80	1.34
incl	133.05	137.10	4.05	1.41
and	187.80	192.00	4.20	0.37
and	200.80	201.80	1.00	1.10
and	216.85	221.30	4.45	0.40
and	289.30	291.00	1.70	1.73
AD-108	165.75	205.60	39.85	1.25	DELI DAGI
incl	185.80	205.60	19.80	1.72
incl	194.00	201.10	7.10	2.48
AD-109	No significant results				BABA DAGI
AD-110	5.50	27.40	21.90	1.92	DELI DAGI
incl	10.00	16.60	6.60	3.02
incl	23.20	27.40	4.20	3.00
and	56.50	74.50	18.00	0.95
and	120.50	125.00	4.50	0.79
and	136.60	139.05	2.45	1.05
and	152.90	155.45	2.55	1.93
and	167.70	169.00	1.30	0.99
and	180.00	182.00	2.00	2.09
AD-111	73.35	82.20	8.85	0.979	DELI DAGI
incl	75.50	81.30	5.80	1.36
and	85.30	96.40	11.10	0.45
and	98.10	121.40	23.30	0.57
incl	110.80	121.40	10.60	0.83
and	128.15	149.30	21.15	0.48
incl	146.70	149.30	2.60	0.897
AD-112	83.00	93.90	10.90	0.40	DELI DAGI
and	107.90	128.40	20.50	0.89
incl	110.70	121.30	10.60	1.49
incl	110.70	115.65	4.95	2.48
AD-113	95.10	98.70	3.60	1.16	AYITEPE

incl	95.10	97.00	1.90	1.64
AD-114	34.70	85.40	50.70	1.08	DELI DAGI
incl	53.90	82.50	28.60	1.49
incl	60.50	75.50	15.00	2.23
and	183.30	193.65	10.35	1.35
incl	183.30	188.10	4.80	2.09
AD-115	37.00	82.30	45.30	1.32	DELI DAGI
incl	45.00	48.80	3.80	2.24
incl	55.50	63.60	8.10	3.68
incl	61.10	62.85	1.75	6.28
incl	73.40	78.50	5.10	2.03
and	137.00	146.00	9.00	0.33
and	178.00	186.35	8.35	1.14
and	189.20	203.80	14.60	0.84
incl	189.20	200.60	11.40	1.00
AD-116	13.45	24.25	10.80	0.41	DELI DAGI
and	73.50	96.50	23.00	2.17
incl	77.00	96.50	19.50	2.45
incl	78.50	89.40	10.90	3.36
incl	82.70	89.40	6.70	4.06
and	110.85	130.80	19.95	0.32
and	158.60	181.40	22.80	0.49
incl	163.90	171.70	7.80	0.83
AD-117	56.50	61.00	4.50	0.37	AYITEPE
and	92.20	125.10	32.90	1.37
incl	95.50	118.00	22.50	1.87
incl	95.50	115.00	19.50	2.05
incl	95.50	108.00	12.50	2.64
incl	95.50	99.80	4.30	3.87
incl	95.50	97.50	2.00	6.02
AD-118	60.00	99.00	39.00	4.36	DELI DAGI
incl	73.50	97.50	24.00	6.78
incl	80.00	88.40	8.40	12.37
incl	78.00	88.40	10.40	11.16
and	130.00	134.00	4.00	1.95
and	167.80	173.00	5.20	0.39
AD-119	11.00	27.70	16.70	0.44	AYITEPE
incl	21.00	27.70	6.70	0.62
incl	24.50	27.70	3.20	0.80
incl	26.70	27.70	1.00	1.26
and	76.50	77.50	1.00	0.55
and	109.50	110.50	1.00	1.33
AD-120	32.90	37.90	5.00	0.77	DELI DAGI
and	92.80	94.15	1.35	0.40
and	107.20	108.90	1.70	1.02
and	113.10	122.90	9.80	0.28
and	127.20	145.05	17.85	0.35

and	148.15	165.50	17.35	0.76
incl	155.10	158.00	2.90	1.28
incl	151.20	161.00	9.80	1.07
and	179.00	180.50	1.50	0.60
and	196.00	212.30	16.30	0.48
incl	207.50	208.30	0.80	1.50
AD-121	9.40	11.50	2.10	0.46	DELI DAGI
and	47.30	48.00	0.70	1.27
and	62.50	63.50	1.00	2.25
and	69.00	86.70	17.70	0.32
and	90.50	97.30	6.80	1.39
incl	94.20	97.30	3.10	2.00
and	102.80	104.50	1.70	0.47
and	125.10	128.00	2.90	0.35
and	130.50	134.70	4.20	0.34
and	145.90	148.70	2.80	0.34
and	154.00	158.00	4.00	0.51
AD-122	2.00	6.70	4.70	0.28	FIRE TOWER
and	48.00	54.50	6.50	0.67
and	110.40	112.50	2.10	0.40
and	141.50	143.60	2.10	0.36
and	162.30	167.60	5.30	0.60
and	201.00	202.80	1.80	0.76
AD-123	125.45	131.30	5.85	0.26	DELI DAGI
AD-124	3.60	83.55	79.95	0.81	DELI DAGI
incl	4.60	36.70	32.10	0.97
incl	22.00	36.70	14.70	1.32
incl	43.50	48.20	4.70	1.20
incl	52.00	57.20	5.20	1.66
incl	43.50	63.00	19.50	1.06
and	110.30	114.00	3.70	0.27
AD-125	0.00	2.00	2.00	0.55	AYITEPE
and	135.80	151.90	16.10	0.37
incl	135.80	144.40	8.60	0.46
and	191.00	193.20	2.20	0.32
and	196.60	200.00	3.40	0.36
and	226.60	249.80	23.20	0.47
AD-126	38.20	95.50	57.30	3.75	DELI DAGI
incl	42.50	90.20	47.70	4.41
and	48.50	86.50	38.00	5.19
incl	60.00	61.00	1.00	21.00
incl	60.00	63.10	3.10	13.32
incl	60.00	71.30	11.30	8.68
incl	59.50	78.30	18.80	6.86
and	146.00	148.00	2.00	0.30
and	150.00	152.00	2.00	0.32
and	182.75	215.00	32.25	0.22

incl	191.20	192.70	1.50	0.74
incl	212.90	215.00	2.10	0.43
AD-127	4.10	27.30	23.20	0.45	FIRE TOWER
incl	15.00	20.30	5.30	1.08
and	75.90	83.00	7.10	0.34
and	83.90	91.00	7.10	0.36
AD-128	20.00	24.30	4.30	0.21	BABA DAGI
and	30.30	32.40	2.10	0.33
and	41.50	49.50	8.00	0.39
and	63.50	68.00	4.50	0.71
A-129	4.50	10.50	6.00	0.43	DELI DAGI
and	52.50	55.50	3.00	0.49
AD-130	No Significant Results				AYITEPE
AD-131	No Significant Results				DELI DAGI
A-132	6.00	21.00	15.00	0.56	DELI DAGI
incl	6.00	13.50	7.50	0.90
A-132A	3.00	13.50	10.50	0.91	DELI DAGI
incl	7.50	13.50	6.00	1.17
and	16.50	51.00	34.50	1.41
incl	16.50	49.50	33.00	1.46
incl	33.00	49.50	16.50	1.88
incl	33.00	48.00	15.00	1.94
incl	40.50	48.00	7.50	2.43
AD-133	54.80	404.40	349.60	0.33	AYITEPE
incl	54.80	177.90	123.10	0.39
incl	55.80	59.75	3.95	0.58
and	76.55	102.10	25.55	0.72
and	238.20	246.00	7.80	0.55
and	258.90	314.60	55.70	0.47
incl	266.60	275.00	8.40	0.76
incl	287.00	295.00	8.00	0.65
AD-134	38.30	49.15	10.85	0.37	DELI DAGI
and	68.50	103.50	35.00	0.86
incl	69.85	86.40	16.55	1.31
incl	72.95	85.95	13.00	1.48
AD-135	72.00	75.00	3.00	0.26	FIRE TOWER
and	165.00	170.00	5.00	0.39
AD-136	135.00	136.30	1.30	0.51	FIRE TOWER
and	262.40	264.50	2.10	0.68
and	278.50	301.50	23.00	0.91
incl	278.50	293.40	14.90	1.15
incl	279.50	282.50	3.00	1.13
incl	287.10	289.10	2.00	3.05
and	306.30	308.00	1.70	0.25
and	314.90	320.90	6.00	0.25
and	352.60	354.60	2.00	1.79

and	370.00	371.30	1.30	6.34
and	400.80	403.90	3.10	0.33
AD-137	23.80	25.40	1.60	0.50	DELI DAGI
and	31.05	32.50	1.45	0.41
and	35.30	45.00	9.70	0.62
incl	38.25	40.30	2.05	1.60
and	49.20	58.70	9.50	1.37
incl	50.60	57.90	7.30	1.70
incl	52.30	55.60	3.30	1.90
incl	56.35	57.90	1.55	2.73
and	109.80	113.05	3.25	0.29
AD-138	31.00	33.00	2.00	0.54	AYITEPE
and	130.60	133.85	3.25	0.44
and	147.55	158.00	10.45	0.59
incl	153.00	155.00	2.00	1.45
and	168.00	171.30	3.30	0.60
A-139	10.50	15.00	4.50	0.28	DELI DAGI
AD-140	50.00	51.70	1.70	0.37
and	68.00	73.50	5.50	0.54
and	132.00	139.55	7.55	0.38
AD-141	36.85	42.50	5.65	0.55	DELI DAGI
and	57.70	67.00	9.30	0.37
and	82.60	84.40	1.80	0.92
and	158.40	168.20	9.80	0.24
and	174.80	180.75	5.95	0.29
and	188.50	194.20	5.70	0.42
AD-142	85.60	87.60	2.00	0.44	DELI DAGI
A-143	33.00	36.00	3.00	0.24	FIRE TOWER
and	69.00	76.50	7.50	1.14
incl	69.00	72.00	3.00	2.39
and	79.50	82.50	3.00	0.24
and	129.00	141.00	12.00	0.32
and	154.50	187.50	33.00	0.64
incl	159.00	168.00	9.00	0.83
incl	177.00	186.00	9.00	0.87
AD-144	100.50	101.50	1.00	1.50	FIRE TOWER
AD-145	41.40	271.00	229.60	0.31	AYITEPE
incl	124.25	233.65	109.40	0.36
incl	148.00	179.90	31.90	0.55
incl	163.80	175.10	11.30	0.97
incl	164.90	168.30	3.40	1.77
incl	247.90	254.00	6.10	1.10
AD-146	48.40	51.10	2.70	1.30	DELI DAGI
and	55.05	58.20	3.15	0.75
and	89.30	93.70	4.40	0.59
and	103.00	110.30	7.30	0.85

incl	103.00	106.20	3.20	1.17
and	145.50	199.20	53.70	0.72
incl	170.00	181.40	11.40	1.80
A-147	No significant results				AYITEPE
A-148 (Twin of AD-121)	18.00	21.00	3.00	0.53	DELI DAGI
and	55.50	61.50	6.00	1.27
incl	57.00	60.00	3.00	2.15
and	81.00	84.00	3.00	0.56
and	114.00	126.00	12.00	0.28
and	148.50	156.00	7.50	0.27
A-149	72.00	75.00	3.00	0.33	FIRE TOWER
AD-150	22.75	24.70	1.95	3.90	BABA DAGI
and	34.45	42.35	7.90	0.48
and	49.30	62.05	12.75	0.82
incl	52.95	59.80	6.85	1.07
and	97.65	99.45	1.80	0.48
and	116.10	126.30	10.20	0.61
AD-151	No assays sent to lab, failed RC twin				AYITEPE
AD-152	7.50	9.00	1.50	1.14	DELI DAGI
and	12.00	22.50	10.50	0.59
incl	21.00	22.50	1.50	1.42
and	51.00	55.50	4.50	0.66
and	63.40	70.50	7.10	0.58
incl	63.40	65.50	2.10	1.19
and	70.95	72.20	1.25	0.54
AD-153	No Significant Results				FIRE TOWER
AD-154	3.50	5.15	1.65	1.31	DELI DAGI
and	36.50	38.00	1.50	0.97
and	47.20	102.00	54.80	1.25
incl	47.20	72.00	24.80	0.30
incl	72.00	102.00	30.00	2.04
incl	86.50	96.50	10.00	5.28
incl	90.00	95.00	5.00	9.90
incl	93.00	94.10	1.10	21.30
AD-155	21.00	23.00	2.00	0.64	BABA DAGI
and	35.80	47.60	11.80	0.39
incl	42.30	43.80	1.50	0.75
and	86.10	181.90	95.80	0.60
incl	98.40	106.80	8.40	0.81
incl	100.50	102.30	1.80	1.02
incl	117.50	125.30	7.80	0.69
incl	135.70	137.30	1.60	0.95
incl	140.30	142.30	2.00	1.05
incl	149.30	153.30	4.00	1.00
incl	156.10	158.10	2.00	1.42

incl	163.10	167.10	4.00	1.06
incl	175.30	180.90	5.60	1.57
incl	176.30	179.90	3.60	2.00
AD-156	11.50	20.60	9.10	0.59	DELI DAGI
and	60.00	65.40	5.40	0.81
incl	61.50	64.50	3.00	1.11
and	74.50	122.30	47.80	0.55
incl	99.40	103.50	4.10	0.94
incl	100.50	102.50	2.00	1.10
incl	108.70	112.00	3.30	1.16
incl	115.50	117.50	2.00	1.70
AD-157	51.00	56.20	5.20	0.84	DELI DAGI
incl	51.00	52.00	1.00	2.79
AD-158	47.05	106.10	59.05	0.47	BABA DAGI
incl	58.20	65.95	7.75	0.73
incl	83.55	91.00	7.45	0.56
incl	94.80	99.05	4.25	0.77
incl	94.80	96.05	1.25	1.23
AD-159	26.10	30.10	4.00	0.36	DELI DAGI
and	79.95	96.45	16.50	0.73
incl	79.95	85.90	5.95	1.08
incl	79.95	83.90	3.95	1.25
incl	94.15	95.90	1.75	1.33
AD-160	12.00	18.00	6.00	0.43	DELI DAGI
and	42.00	43.50	1.50	0.82
and	65.50	72.50	7.00	0.50
and	77.30	79.80	2.50	0.58
AD-105 (Re-drilling)	24.70	33.50	8.80	0.71	DELI DAGI
incl	29.00	31.70	2.70	1.38
and	47.00	47.70	0.70	5.48
and	54.90	58.70	3.80	0.71
and	69.20	72.70	3.50	0.40
and	81.00	112.00	31.00	0.75
incl	93.50	95.20	1.70	1.05
and	100.80	110.80	10.00	1.45
incl	100.80	108.40	7.60	1.66
AD-161	77.50	81.70	4.20	0.47	DELI DAGI
and	120.50	133.00	12.50	0.49
and	135.30	136.10	0.80	1.01
AD-162	58.80	60.60	1.80	0.47	DELI DAGI
and	63.60	106.00	42.40	4.30
incl	74.30	80.00	5.70	8.06
incl	74.30	77.20	2.90	9.34
incl	142.20	143.65	1.45	0.39
incl	195.60	197.80	2.20	0.65
AD-163	69.60	72.50	2.90	0.66	44 ZONE
and	85.00	98.80	13.80	0.37

and	112.20	113.20	1.00	5.05
and	127.70	147.00	19.30	3.07
incl	128.60	132.30	3.70	6.07
incl	129.40	131.35	1.95	7.82
and	140.00	144.70	4.70	4.58
and	149.00	151.00	2.00	0.60
and	164.00	170.60	6.60	2.89
incl	165.00	170.60	5.60	3.35
and	177.50	185.80	8.30	1.71
incl	183.30	185.80	2.50	3.77
AD-164	42.00	108.00	66.00	2.34	DELI DAGI
incl	48.00	52.50	4.50	0.75
incl	60.00	88.50	28.50	4.76
incl	63.00	88.50	25.50	5.23
incl	63.00	81.00	18.00	7.00
incl	69.00	79.50	10.50	9.83
incl	70.50	75.00	4.50	13.67
incl	88.50	108.00	19.50	0.48
AD-165	4.00	17.15	13.15	0.41	DELI DAGI
and	86.50	89.00	2.50	0.41
AD-166	121.70	125.50	3.80	0.54	FIRE TOWER
and	242.00	244.20	2.20	0.30
A-167	21.00	31.50	10.50	0.78	DELI DAGI
incl	21.00	27.00	6.00	1.04
incl	21.00	24.00	3.00	1.49
and	70.50	112.50	42.00	0.49
incl	99.00	112.50	13.50	0.88
incl	106.50	112.50	6.00	1.37
incl	108.00	111.00	3.00	1.84
A-168	6.00	10.50	4.50	0.85	DELI DAGI
and	46.50	49.50	3.00	0.83
and	97.50	105.00	7.50	0.48
A-169	36.00	39.00	3.00	0.76	DELI DAGI

          Appendix V Sampling Protocol

          The following protocol outlines the procedure that will be applied to sampling drill core at the Agi Dagi Exploration Project. The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging

  inspection of core boxes, for missing boxes and footage errors digital photography of all boxes
  RQD and core loss

Logging

  Engineering Comments on the competency of core are taken and recorded on the logs
  Fracture analyses with quantitative measuring of all fractures is not being estimated at the moment, but fractures containing gouge material, veins and dominant fracture patterns are measured.

Sampling

  Standardized Agi Dagi sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
  Standards and blanks will both be entered every 20th sample. Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 20 samples.
  All holes are sampled from top to bottom of the hole, with most samples averaging one meter or less, unless in sulphide ore where samples are taken every 1.5m.
  For each sample interval, all required parts (‘From-To’) of the Agi Dagi standard sample card are filled in and half of the sample number tag is placed at the starting point of the sample interval in the core box.
  The second half of the tag is put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

Marking Core

  The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core
  The sample tag will be placed at the beginning of the sample.

Double-Check

  It will be the geologists’ job to double-check on the samples once they are cut and verify that all of the samples collected are properly labeled, with the sample tags inside of the sample bags.

Specific Gravity Measurements

  Specific gravity samples are taken from split core approximately every meter or less when there are changes in lithology or alteration, after the logging and sampling is completed.
  Each sample is a minimum of 5 cm long and up to 25 cm
  The samples are dried in a 105ºC oven for 16 hours, then allowed to cool to room temperature.
  The sample is then weighted dry on a scale with 1 gram accuracy
  For the wet sample weight, the sample is first submerged in water for 10-20 minutes to fill all the vugs with water. It is then lowered into the weighting apparatus in a harness into the water bucket for the wet weight.
  The volume of the sample is calculated as: volume= mass in air – mass in water
  The specific density is calculated as: specific density = mass in air / volume

QA/QC Sampling

          At the Agi Dagi project , inserting of “blind” quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

  Duplicate samples are taken every 20 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.
  Blanks: non-mineralized basaltic material was used as a blank, where material was collected from an outcrop in camp, broken with a hammer and inserted into the sample series every 20 samples.
  Standards: Standards are used to test the accuracy of the assays, and to monitor the consistency of the laboratory. They are needed for documentation at the time of ore reserve calculations. One original standard (std 3) used on the Agi Dagi Gold Property was made at GDL from material from a neighboring project. Two further standards were bought from CDN Resource Laboratories Ltd. (Std CDN-GS-3A and CDN-GS-13) These standards were randomly inserted into the sample sequences every 20 samples.
  Check Samples: 5% of all assayed sample pulps are being sent to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.
  Analyzing Data: Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

          Appendix VI Assay Methods and Detections – ALS Chemex Laboratories, Vancouver, B.C., Canada

Gold - Fire Assay Fusion

For fully quantitative total gold contents, the fire assay procedure is still the preferred choice by laboratories all over the world. Typically the samples are mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation. The final technique used to determine the gold and other precious metals contents of the residue can range from a balance (for very high grade samples), to AAS, ICP-AES or ICP-MS.

Method code	Description	Range (ppm)
Au-AA23	Au by fire assay and AAS. 30 g nominal sample weight.	0.005 - 10

Aqua Regia Digestion

Quantitatively dissolves base metals for the majority of geological materials, and may provide anomaly enhancement in some geological environments. Major rock forming elements and more resistive metals are only partially dissolved.

Method code ME-ICP41	34 elements by aqua regia acid digestion ICPAES

Elements and Ranges (ppm)

Ag	(0.2 - 100)	Co	(1 - 10,000)	Mn	(5 - 10,000)	Sr	(1 - 10,000)
Al	(0.01% - 15%)	Cr	(1 - 10,000)	Mo	(1 - 10,000)	Ti	(0.01% - 10%)
As	(2 – 10,000)	Cu	(1 - 10,000)	Na	(0.01% - 10%)	Tl	(10 - 10,000)
B	(10 - 10,000)	Fe	(0.01% - 15%)	Ni	(1 - 10,000)	U	(10 - 10,000)
Ba	(10 - 10,000)	Ga	(10 - 10,000)	P	(10 - 10,000)	V	(1 - 10,000)
Be	(0.5 - 100)	Hg	(1 - 10,000)	Pb	(2 - 10,000)	W	(10 - 10,000)
Bi	(2 - 10,000)	K	(0.01% - 10%)	S	(0.01% - 10%)	Zn	(2 - 10,000)
Ca	(0.01% - 15%)	La	(10 - 10,000)	Sb	(2 - 10,000)
Cd	(0.5 - 500)	Mg	(0.01% - 15%)	Sc	(1 - 10,000)

(Reproduced from ALS Chemex website)

          Appendix VII Assay Methods and Detections - Global Discovery Labs, Vancouver, B.C., Canada

ICP (28 Element) Detection Limits

Cu	<1 ppm	V	<2 ppm
Pb	<4 ppm	Sn	<2 ppm
Zn	<1 ppm	W	<2 ppm
Ag	<.4 ppm	Sr	<2 ppm
As	<2 ppm	Y	<2 ppm
Ba	<5 ppm	La	<2 ppm
Cd	<1 ppm	Mn	<5 ppm
Co	<1 ppm	Mg	<.01%
Ni	<1 ppm	Ti	<.01%
Fe	<.01%	Al	<.01%
Mo	<2 ppm	Ca	<.01%
Cr	<4 ppm	Na	<.01%
Bi	<5 ppm	K	<.01%
Sb	<5 ppm	P	10 ppm

          Appendix VIII Drill holes used in 2005 Resource Estimate - Deli Dagi

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH
A-1	496833.00	4415543.00	755.55	48.00
A-103	497293.00	4415546.00	763.90	132.00
A-105	497238.00	4415711.00	728.84	60.00
A-129	497268.00	4415442.00	761.21	56.00
A-132	497502.00	4415623.00	721.81	29.00
A-132A	497500.00	4415630.00	723.18	84.00
A-139	497483.00	4416036.00	626.77	79.70
A-148	497260.00	4415783.00	720.55	156.00
A-2	496784.00	4415519.00	756.92	113.00
A-20	497400.00	4415715.00	754.61	82.50
A-22	497095.00	4415534.00	752.37	121.50
A-44	496919.00	4415734.00	685.14	93.00
A-87	497369.00	4415599.00	766.06	160.50
A-89	497242.00	4415856.00	707.62	153.00
A-9	497384.00	4415446.00	772.64	142.00
A-91	497248.00	4415850.00	708.19	121.50
A-92	497247.00	4415851.00	708.07	186.00
A-93	497077.00	4415630.00	730.86	25.50
A-94	497077.00	4415630.00	730.98	42.00
A-96	497027.00	4415405.00	785.82	6.00
A-97	497032.00	4415407.00	785.46	6.00
AD-102	496706.00	4415248.00	834.08	93.30
AD-104	497332.00	4415573.00	766.14	200.00
AD-105	497238.00	4415711.00	728.84	127.00
AD-106	497216.00	4415605.00	743.10	85.30
AD-108	497276.00	4415947.00	688.18	205.60
AD-110	497399.00	4415809.00	733.61	189.50
AD-111	497314.00	4415790.00	725.81	221.60
AD-112	497345.00	4416020.00	660.12	192.10
AD-114	497246.00	4415851.00	708.20	218.70
AD-115	497327.00	4415878.00	708.66	214.30
AD-116	497287.00	4415822.00	716.45	184.30
AD-118	497221.00	4415814.00	711.65	203.20
AD-12	497376.00	4415520.00	770.13	34.90
AD-120	497274.00	4415912.00	697.57	219.95
AD-121	497255.00	4415787.00	719.86	177.50
AD-123	497173.00	4415759.00	706.66	161.10
AD-124	497431.00	4415544.00	763.40	136.00
AD-126	497174.00	4415847.00	693.63	218.35
AD-127	497489.00	4415892.00	684.79	142.60
AD-13	497389.00	4415498.00	770.32	85.10
AD-131	497024.00	4415401.00	786.18	82.00
AD-134	496966.00	4415685.00	698.38	132.00
AD-137	496837.00	4415810.00	634.90	152.50

AD-140	497003.00	4415765.00	687.90	160.50
AD-141	497088.00	4415908.00	642.46	207.55
AD-142	496817.00	4415678.00	692.84	121.00
AD-146	497182.00	4416018.00	643.12	233.20
AD-154	497430.00	4415686.00	750.15	120.00
AD-156	497295.00	4415667.00	745.83	141.90
AD-157	497504.00	4415748.00	722.78	142.40
AD-159	497573.00	4415839.00	700.01	208.10
AD-160	497562.00	4415962.00	628.74	111.35
AD-161	497422.00	4415953.00	663.25	200.00
AD-19	497088.00	4415537.00	752.03	21.00
AD-90	497383.00	4415745.00	747.21	191.80
AD-99	497205.00	4415429.00	756.18	123.90

          Appendix IX Drill Holes used in 2005 Resource Estimate – Baba Dagi

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH
A-101	494891.96	4414407.92	893.51	36.00
A-147	494902.04	4414300.73	888.01	120.00
A-151	494720.57	4414310.20	905.71	70.50
A-16	494771.91	4413931.00	788.92	120.00
A-18	494653.25	4414231.50	895.63	66.00
A-21	495002.29	4413834.26	818.45	123.00
A-25	494536.38	4413581.50	748.13	60.00
A-26	495225.13	4413662.36	914.13	99.00
A-27	494793.89	4413410.09	831.79	84.00
A-28	495138.26	4413319.97	853.19	105.00
A-29	494945.50	4413643.52	832.72	108.00
A-30	494540.62	4413841.90	744.30	81.00
A-31	495350.20	4413452.69	891.66	75.00
A-32	495348.03	4413452.57	891.75	87.00
A-33	494975.60	4414094.90	843.18	72.00
A-34	494919.39	4413195.44	811.73	108.00
A-35	495432.57	4413799.51	961.32	81.00
A-36	495225.25	4413660.69	914.13	150.00
A-37	495209.13	4413937.49	911.30	141.00
A-38	494207.88	4413401.50	684.48	60.00
A-39	494305.88	4413744.50	675.08	120.00
A-4	494058.38	4413567.50	648.41	13.00
A-40	495013.72	4412986.50	725.71	60.00
A-41	495236.22	4413114.00	775.22	90.00
A-42	495482.35	4413240.74	820.80	78.00
A-43	495777.02	4413716.78	875.09	120.00
A-45	494902.44	4413472.84	852.32	84.00
A-46	494839.12	4413580.83	828.67	84.00
A-47	495010.36	4413534.80	862.24	111.00
A-48	494977.87	4413588.87	845.35	96.00
A-49	494894.16	4413710.00	825.06	105.00
A-5	494074.59	4413567.50	648.41	95.00
A-50	495118.21	4413598.60	869.50	126.00
A-51	495073.79	4413426.32	874.98	141.00
A-52	495064.44	4413664.50	865.60	129.00
A-53	495173.69	4413724.00	900.53	201.00
A-54	495235.56	4413616.00	921.03	171.40
A-55	495148.15	4413544.35	887.68	135.00
A-56	495162.41	4413768.36	884.02	164.00
A-57	495034.28	4413510.50	874.44	42.00
A-58	495056.88	4413705.48	857.55	135.00
A-59	495130.73	4413823.08	858.42	217.00
A-60	494997.06	4413776.00	838.00	147.00
A-61	494852.28	4413804.89	801.91	147.00
A-62	494941.09	4413881.50	804.17	159.00

A-63	494748.20	4413739.25	775.63	78.00
A-64	495142.16	4414039.80	901.85	144.00
A-65	495222.38	4413892.00	906.59	84.00
A-66	495239.42	4413883.04	902.79	159.00
A-67	495239.95	4413882.17	902.76	244.70
A-68	495272.98	4413829.10	904.84	170.00
A-7	494864.00	4413765.00	814.75	143.00
A-76	495250.00	4413729.15	917.31	214.50
A-78	495312.58	4413811.72	919.14	114.40
A-8	495266.13	4414417.50	916.78	142.00
A-80	495313.21	4413810.96	919.15	214.50
A-82	495216.50	4413476.41	895.03	175.50
A-84	494916.88	4413328.62	850.52	200.00
AD-100	495119.18	4413600.03	869.61	128.90
AD-107	494664.59	4414211.04	895.59	340.70
AD-109	495100.74	4414147.68	875.25	48.90
AD-113	494718.14	4414312.89	905.41	179.95
AD-117	494697.21	4414166.96	891.42	228.80
AD-119	495026.98	4414456.52	905.50	212.00
AD-125	494759.80	4414107.67	879.26	249.80
AD-128	494699.31	4413170.05	800.02	235.30
AD-130	494627.89	4414037.89	832.85	260.55
AD-133	494799.57	4414235.89	895.01	425.50
AD-138	494532.00	4414134.55	848.80	230.85
AD-14	494759.00	4413664.76	799.43	100.00
AD-145	494888.84	4414168.82	866.27	349.25
AD-15	495057.32	4413497.19	875.24	120.40
AD-150	495144.01	4413653.76	884.87	168.40
AD-155	495072.61	4413801.65	843.76	229.00
AD-158	494956.17	4413736.77	827.60	131.75
AD-17	494935.96	4414553.34	863.19	113.40
AD-75	495122.44	4413713.48	876.10	250.00
AD-77	495204.66	4413653.95	906.06	150.50
AD-79	495259.48	4413606.63	922.05	215.00
AD-81	494962.52	4413860.02	805.42	201.50
AD-83	495017.38	4413765.05	838.53	234.20
AD-95	495119.53	4413599.00	869.62	20.70

Appendix X Lognormal Cumulative Frequency Plots for Gold and Silver at Deli Dagi

Gold values in Tabular Zones

Silver values in Tabular Zones

Gold values in Structural Zones

Silver values in Structural Zones

Gold values in Waste Zones

Silver values in Waste Zones

Appendix XI Lognormal Cumulative Frequency Plots for Gold and Silver at Baba Dagi

Partition
1.00
0.00
-1.00
-2.00
AU GPT * 10**0
logged
N = 2175(2175,2175)
Max = 0.979
Mean = -0.522
Min = -2.52
StDv = 0.484
06/01/11
16:49:26
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
BABA DAGI MINERALIZED ZONE

Partition
2.00
0.00
-2.00
AG GPT * 10**0
logged
N = 2175(2175,2175)
Max = 2.47
Mean = -0.561
Min = -3.00
StDv = 0.636
06/01/11
16:54:30
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
BABA DAGI MINERALIZED ZONE

Partition
AU OPT * 10**0
logged
N = 4772(4772,4772)
Max = 0.415
Mean = -1.36
Min = -2.52
StDv = 0.583
06/01/11
16:58:53
BABA DAGI WASTE ZONE
Cumulative Probability %

Partition
AG OPT * 10**0
logged
N = 4772(4772,4772)
Max = 1.52
Mean = -0.761
Min = -3.00
StDv = 0.521
06/01/11
17:03:07
BABA DAGI WASTE ZONE
Cumulative Probability %

          Appendix XII Listing of Bulk Density Determinations for Deli Dagi

HOLE	FROM	TO	SG	OXIDE_STATE	ZONE1	ZONE2
AD-104	0.00	2.00	2.40	OX
AD-104	2.00	3.65	2.39	OX
AD-104	4.20	5.80	2.37	OX
AD-104	8.50	9.30	2.47	OX
AD-104	9.30	10.50	2.47	OX
AD-104	12.40	13.80	2.48	OX
AD-104	15.30	16.80	2.51	OX
AD-104	16.80	18.40	2.36	OX
AD-104	19.40	20.50	2.48	OX
AD-104	20.50	22.80	2.39	OX
AD-104	25.90	27.45	2.52	OX
AD-104	27.45	29.00	2.40	OX
AD-104	29.00	30.60	2.38	OX
AD-104	30.60	32.60	2.45	OX
AD-104	32.60	34.00	2.43	OX
AD-104	35.50	36.70	2.43	OX
AD-104	36.70	37.70	2.44	OX
AD-104	37.70	39.90	2.43	OX
AD-104	39.90	42.00	2.41	OX
AD-104	42.00	44.00	2.43	OX
AD-104	44.00	46.00	2.43	OX
AD-104	46.00	47.50	2.50	OX
AD-104	49.30	50.80	2.47	OX
AD-104	50.80	51.50	2.51	OX
AD-104	53.00	55.00	2.45	OX
AD-104	56.60	58.00	2.42	OX		TABU
AD-104	58.00	59.30	2.42	OX	FLT04	TABU
AD-104	60.50	61.80	2.44	OX	FLT04	TABU
AD-104	62.80	64.20	2.38	OX	FLT04	TABU
AD-104	64.20	65.20	2.43	OX	FLT04	TABU
AD-104	65.20	67.30	1.83	OX	FLT04	TABU
AD-104	67.30	69.00	2.37	OX	FLT04	TABU
AD-104	70.10	71.70	2.05	OX	FLT04
AD-104	72.50	74.40	2.48	SU
AD-104	74.40	76.50	2.44	SU
AD-104	78.00	79.80	2.51	SU
AD-104	82.00	83.50	2.43	SU
AD-104	83.50	84.80	2.44	SU
AD-104	86.50	88.40	2.32	SU
AD-104	90.10	92.00	2.38	SU
AD-104	92.00	93.50	2.32	SU
AD-104	93.50	95.50	2.39	SU
AD-104	95.50	97.00	2.41	SU
AD-104	97.00	98.50	2.43	SU
AD-104	100.00	101.50	2.36	SU
AD-104	101.50	103.00	2.36	SU
AD-104	103.00	104.50	2.36	SU
AD-104	104.50	106.40	2.38	SU
AD-104	109.00	111.00	2.43	SU
AD-104	113.00	115.00	2.43	SU
AD-104	115.00	117.00	2.36	SU
AD-104	117.00	119.00	2.44	SU
AD-104	119.00	121.00	2.43	SU
AD-104	121.00	123.00	2.21	SU
AD-104	123.00	125.00	2.37	SU
AD-104	125.00	127.00	2.38	SU
AD-104	129.00	131.00	2.38	SU

AD-104	135.00	137.00	2.52	SU
AD-104	137.00	139.00	2.37	SU
AD-105	4.40	5.00	2.32	OX
AD-105	6.20	6.90	2.54	OX
AD-105	8.90	9.10	2.55	OX
AD-105	10.00	10.50	2.45	OX
AD-105	13.80	15.00	2.45	OX
AD-105	15.00	15.50	2.48	OX
AD-105	16.10	17.10	2.43	OX
AD-105	18.50	19.50	2.46	OX
AD-105	28.30	29.00	2.43	OX	FLT17
AD-105	32.30	33.50	2.40	OX	FLT17
AD-105	33.50	34.20	2.43	OX
AD-105	39.00	39.80	2.40	OX
AD-105	40.60	41.80	2.49	OX
AD-105	43.10	43.70	2.42	OX
AD-105	45.10	46.30	2.36	OX
AD-105	48.40	49.50	2.36	OX
AD-105	51.50	52.60	2.39	OX
AD-105	53.20	54.00	2.46	OX
AD-105	54.90	55.90	2.53	OX
AD-105	55.90	56.90	2.50	OX
AD-105	57.90	58.70	2.37	OX
AD-105	60.70	61.80	2.48	OX
AD-105	62.30	62.70	2.53	OX		TABU
AD-105	62.70	64.00	2.45	OX
AD-105	64.80	65.80	2.42	OX
AD-105	66.80	67.85	2.42	OX
AD-105	67.85	68.60	2.43	OX	FLT09B	TABU
AD-105	69.75	70.70	2.43	OX	FLT09B	TABU
AD-105	71.40	72.00	2.55	OX	FLT09B	TABU
AD-105	72.70	73.50	2.57	OX	FLT09B	TABU
AD-105	75.60	76.30	2.40	OX	FLT09B	TABU
AD-105	76.30	77.00	2.36	OX	FLT09B	TABU
AD-105	78.00	79.00	2.43	OX	FLT09B	TABU
AD-105	80.00	81.00	2.47	OX	FLT09B	TABU
AD-105	81.00	82.00	2.49	OX	FLT09B	TABU
AD-105	82.00	82.90	2.46	OX	FLT09B	TABU
AD-105	87.20	88.00	2.32	OX	FLT09B	TABU
AD-105	89.00	90.00	2.40	OX	FLT09B	TABU
AD-105	90.00	91.00	2.35	OX		TABU
AD-105	92.00	92.70	2.48	OX		TABU
AD-105	93.50	94.30	2.41	OX		TABU
AD-105	94.30	95.20	2.36	OX		TABU
AD-105	95.20	96.50	2.37	OX		TABU
AD-105	97.00	98.00	2.53	OX		TABU
AD-105	98.80	99.90	2.41	OX		TABU
AD-105	100.80	101.80	2.61	OX		TABU
AD-105	103.70	104.50	2.46	OX		TABU
AD-105	106.50	107.60	2.45	OX		TABU
AD-105	107.90	108.40	2.49	OX		TABU
AD-105	108.40	109.20	2.56	OX		TABU
AD-105	110.80	111.50	2.59	OX		TABU
AD-105	112.00	112.90	2.57	OX		TABU
AD-105	112.90	115.00	2.64	SU
AD-108	3.00	3.90	2.52	OX
AD-108	5.00	6.00	2.51	OX
AD-108	7.00	7.90	2.44	OX
AD-108	10.70	11.70	2.49	OX
AD-108	11.70	12.70	2.48	OX
AD-108	13.70	15.00	2.57	OX

AD-108	16.60	17.80	2.55	OX
AD-108	20.00	21.00	2.49	OX
AD-108	21.00	22.00	2.39	OX
AD-108	22.00	22.90	2.42	OX
AD-108	22.90	23.70	2.46	OX
AD-108	25.90	26.80	2.50	OX
AD-108	28.00	29.00	2.45	OX
AD-108	30.00	31.00	2.46	OX
AD-108	35.30	36.20	2.45	OX
AD-108	37.20	38.10	2.44	OX
AD-108	39.70	40.70	2.39	OX
AD-108	41.35	41.80	2.43	OX
AD-108	42.50	43.20	2.25	OX
AD-108	44.25	45.30	2.40	OX
AD-108	45.80	46.65	2.40	OX
AD-108	46.78	47.70	2.38	OX
AD-108	50.00	51.00	2.44	OX
AD-108	51.00	52.00	2.45	OX
AD-108	53.85	54.70	2.33	OX
AD-108	56.80	57.50	2.40	OX
AD-108	60.40	60.82	2.51	OX
AD-108	61.45	62.00	2.45	OX
AD-108	63.40	64.20	2.41	OX	FLT11
AD-108	64.20	65.00	2.42	OX	FLT11
AD-108	67.35	68.00	2.41	OX	FLT11
AD-108	70.22	70.70	2.41	OX	FLT11
AD-108	71.40	72.30	2.36	OX	FLT11
AD-108	75.20	75.90	2.42	OX	FLT11
AD-108	75.90	76.90	2.45	OX	FLT11
AD-108	76.90	77.80	2.40	OX	FLT11
AD-108	79.30	80.30	2.44	OX	FLT11
AD-108	82.45	83.30	2.42	OX
AD-108	83.30	84.00	2.24	OX
AD-108	85.45	86.00	2.39	OX
AD-108	86.75	87.45	2.37	OX
AD-108	87.45	88.00	2.40	OX
AD-108	89.70	90.30	2.38	OX
AD-108	92.50	93.20	1.96	OX
AD-108	93.90	95.30	2.42	OX
AD-108	95.30	96.25	2.38	OX
AD-108	98.90	99.60	2.43	OX
AD-108	99.60	101.00	2.52	OX
AD-108	104.20	105.30	2.46	OX
AD-108	109.10	110.30	2.39	OX
AD-108	110.30	111.10	2.41	OX
AD-108	116.30	117.60	2.37	OX
AD-108	121.20	122.30	2.48	OX
AD-108	123.30	124.30	2.47	OX
AD-108	125.70	127.10	2.50	OX
AD-108	128.50	129.40	2.52	OX
AD-108	129.40	130.50	2.52	OX
AD-108	132.70	133.90	2.53	OX
AD-108	134.90	136.20	2.48	OX
AD-108	137.10	138.10	2.51	OX
AD-108	139.00	140.00	2.45	OX
AD-108	140.00	141.00	2.50	OX
AD-108	143.00	144.00	2.40	OX
AD-108	144.00	144.90	2.41	OX
AD-108	146.34	147.00	2.45	OX
AD-108	147.00	147.60	2.46	OX
AD-108	148.60	149.55	2.37	OX

AD-108	149.90	151.00	2.40	OX		TABU
AD-108	151.00	151.90	2.37	OX	FLT12A	TABU
AD-108	152.85	153.65	2.57	OX	FLT12A	TABU
AD-108	153.65	154.50	2.49	OX	FLT12A	TABU
AD-108	154.50	155.40	2.33	OX	FLT12A	TABU
AD-108	156.20	157.10	2.35	OX	FLT12A	TABU
AD-108	158.90	159.70	2.56	OX	FLT12A	TABU
AD-108	160.50	161.50	2.23	OX	FLT12A	TABU
AD-108	163.20	164.00	2.43	OX	FLT12A	TABU
AD-108	164.00	165.00	2.42	OX	FLT12A	TABU
AD-108	167.70	168.57	2.60	OX	FLT12A	TABU
AD-108	170.20	171.40	2.56	OX	FLT12A	TABU
AD-108	171.40	172.80	2.70	SU	FLT12A	TABU
AD-108	173.20	174.00	2.45	SU	FLT12A	TABU
AD-108	174.00	175.60	2.44	SU	FLT12A	TABU
AD-108	176.60	177.20	2.42	SU	FLT12A	TABU
AD-108	177.20	178.50	2.51	SU	FLT12A	TABU
AD-108	178.50	180.10	2.40	SU	FLT12A	TABU
AD-108	180.90	181.70	2.51	SU	FLT12A	TABU
AD-108	183.30	184.15	2.39	SU	FLT12A	TABU
AD-108	186.90	187.60	2.60	SU	FLT12A	TABU
AD-108	188.50	189.50	2.94	SU	FLT12A	TABU
AD-108	189.50	190.20	2.86	SU	FLT12A	TABU
AD-108	192.50	194.00	2.66	SU	FLT12A	TABU
AD-108	194.00	195.50	3.05	SU	FLT12A	TABU
AD-108	195.50	197.00	3.09	SU	FLT12A	TABU
AD-108	197.00	198.20	3.24	SU	FLT12A	TABU
AD-108	198.20	199.80	3.22	SU	FLT12A	TABU
AD-108	199.80	201.10	2.51	OX	FLT12A	TABU
AD-108	201.10	202.10	2.48	OX	FLT12A	TABU
AD-108	203.40	205.60	2.68	OX	FLT12A	TABU
AD-112	0.00	1.00	2.46	OX
AD-112	1.00	2.10	2.37	OX
AD-112	3.20	4.20	2.36	OX
AD-112	4.20	5.00	2.38	OX
AD-112	6.00	7.00	2.45	OX
AD-112	7.00	8.00	2.47	OX
AD-112	10.00	11.10	2.48	OX
AD-112	12.90	14.10	2.47	OX
AD-112	14.10	15.20	2.47	OX
AD-112	18.40	19.40	2.49	OX
AD-112	19.40	20.40	2.42	OX
AD-112	22.10	22.85	2.48	OX
AD-112	23.40	24.10	2.77	OX
AD-112	25.00	26.20	2.64	OX
AD-112	26.20	27.10	2.64	OX
AD-112	29.00	30.00	2.61	OX
AD-112	30.00	31.30	2.61	OX
AD-112	31.30	32.50	2.50	OX
AD-112	42.80	43.60	2.69	OX
AD-112	43.60	45.20	2.69	OX
AD-112	46.80	48.30	2.63	OX
AD-112	48.30	49.30	2.65	OX
AD-112	65.60	67.40	2.82	OX
AD-112	67.40	69.00	2.80	OX
AD-112	69.00	70.00	2.76	OX
AD-112	70.00	71.50	2.79	OX
AD-112	74.80	76.50	2.74	OX
AD-112	76.50	77.50	2.63	OX
AD-112	79.70	80.70	2.60	OX	FLT99
AD-112	80.70	81.40	2.61	OX	FLT99

AD-112	86.40	87.60	2.59	OX	FLT99
AD-112	87.60	88.50	2.61	OX	FLT99
AD-112	90.90	92.00	2.57	OX	FLT99
AD-112	94.90	95.90	2.45	OX	FLT99
AD-112	100.00	101.10	2.34	OX	FLT99
AD-112	103.00	104.20	2.37	OX	FLT99
AD-112	105.10	106.60	2.37	OX	FLT99
AD-112	117.60	118.50	2.06	OX	FLT99
AD-112	119.50	121.30	2.72	SU	FLT99
AD-112	123.20	124.50	2.66	SU	FLT99
AD-112	124.75	126.40	2.69	SU	FLT99
AD-112	141.40	143.40	2.43	SU
AD-112	143.40	145.40	4.44	SU
AD-112	149.60	151.00	2.25	SU
AD-112	151.00	152.30	2.33	SU
AD-112	158.40	160.40	2.39	SU
AD-112	164.20	166.80	2.90	SU
AD-112	170.80	172.80	2.46	SU
AD-112	172.80	174.80	2.53	SU
AD-112	175.70	177.70	2.52	SU
AD-112	177.70	179.70	2.56	SU
AD-112	185.70	187.70	2.47	SU
AD-112	187.70	189.70	2.69	SU
AD-114	3.05	4.50	2.59	OX
AD-114	4.50	6.00	2.40	OX
AD-114	6.00	6.60	2.58	OX
AD-114	7.80	9.30	2.55	OX
AD-114	10.20	11.50	2.31	OX
AD-114	11.50	12.50	2.51	OX
AD-114	13.80	14.80	2.41	OX
AD-114	18.20	18.90	3.38	OX		TABU
AD-114	18.90	20.00	2.51	OX		TABU
AD-114	25.70	26.70	2.38	OX		TABU
AD-114	28.30	29.05	2.42	OX		TABU
AD-114	32.10	33.50	2.41	OX		TABU
AD-114	33.50	34.70	2.49	OX		TABU
AD-114	34.70	35.90	2.39	OX		TABU
AD-114	40.35	41.40	2.43	OX		TABU
AD-114	41.40	42.40	2.45	OX		TABU
AD-114	43.80	45.30	2.38	OX		TABU
AD-114	47.00	48.20	2.53	OX		TABU
AD-114	48.20	49.70	2.47	OX		TABU
AD-114	52.10	53.00	2.42	OX		TABU
AD-114	53.00	53.90	2.46	OX		TABU
AD-114	53.90	55.40	2.48	OX		TABU
AD-114	55.40	56.00	2.56	OX		TABU
AD-114	56.00	56.50	2.66	OX		TABU
AD-114	56.50	58.00	2.47	OX		TABU
AD-114	58.00	59.40	2.47	OX		TABU
AD-114	59.40	60.50	2.49	OX		TABU
AD-114	60.50	61.60	2.58	OX		TABU
AD-114	61.60	63.00	2.48	OX		TABU
AD-114	63.00	64.50	2.53	OX		TABU
AD-114	66.00	67.50	2.34	OX		TABU
AD-114	67.50	69.00	2.28	OX		TABU
AD-114	69.00	70.10	2.45	OX		TABU
AD-114	70.10	71.30	2.43	OX		TABU
AD-114	71.30	72.80	2.49	OX		TABU
AD-114	72.80	74.00	2.25	OX		TABU
AD-114	74.00	75.50	2.43	OX		TABU
AD-114	78.00	79.50	2.46	OX		TABU

AD-114	80.50	81.70	2.44	OX	TABU
AD-114	82.70	83.90	2.47	OX	TABU
AD-114	83.90	85.40	2.51	OX	TABU
AD-114	86.80	87.50	2.44	OX	TABU
AD-114	89.39	90.60	2.43	OX	TABU
AD-114	90.60	91.50	2.58	OX
AD-114	97.35	98.60	2.68	OX
AD-114	99.10	100.60	2.78	SU
AD-114	101.16	101.30	2.75	SU
AD-114	102.86	103.30	2.80	OX
AD-114	107.80	108.80	2.38	OX
AD-114	109.80	110.50	2.66	OX
AD-114	112.55	113.90	2.20	OX
AD-114	113.90	114.90	2.42	OX
AD-114	116.13	117.63	2.76	SU
AD-114	121.70	121.90	3.03	SU
AD-114	127.20	128.35	2.06	OX
AD-114	130.30	131.80	2.36	OX
AD-114	131.80	133.30	2.38	OX
AD-114	133.30	134.60	2.33	OX
AD-114	135.80	136.40	2.42	OX
AD-114	137.50	139.00	2.41	OX
AD-114	139.00	139.85	2.35	OX
AD-114	141.50	142.90	2.43	OX
AD-114	142.90	144.00	2.53	OX
AD-114	145.00	146.55	2.78	OX
AD-114	148.10	149.20	2.43	OX
AD-114	149.60	151.10	2.45	OX
AD-114	152.60	154.10	2.49	OX
AD-114	155.60	157.10	2.52	OX
AD-114	158.60	160.10	2.50	OX
AD-114	160.10	161.60	2.72	OX
AD-114	161.60	162.90	2.49	OX
AD-114	162.90	164.40	2.51	OX
AD-114	164.40	165.30	2.40	OX
AD-114	165.30	166.20	2.65	SU
AD-114	166.20	167.13	2.86	SU
AD-114	167.13	168.40	2.82	OX
AD-114	168.40	169.70	2.46	OX
AD-114	169.70	170.65	2.27	OX
AD-114	174.80	176.00	2.35	OX
AD-114	177.30	178.80	2.46	OX
AD-114	178.80	180.30	2.51	OX
AD-114	181.70	183.30	2.58	OX
AD-114	183.30	184.70	2.53	OX	TABU
AD-114	184.70	185.40	2.60	OX	TABU
AD-114	185.40	186.20	2.40	OX	TABU
AD-114	186.20	187.10	2.76	OX	TABU
AD-114	187.10	188.10	2.91	OX	TABU
AD-114	189.90	190.80	2.58	OX	TABU
AD-114	190.80	191.67	2.55	OX	TABU
AD-114	193.65	194.70	2.43	OX	TABU
AD-114	194.70	195.90	2.40	OX	TABU
AD-114	196.90	198.10	2.50	OX	TABU
AD-114	198.10	199.00	2.56	OX	TABU
AD-114	201.00	201.65	2.50	OX	TABU
AD-114	201.65	202.25	2.52	OX	TABU
AD-114	202.75	203.60	2.44	OX	TABU
AD-114	203.60	204.60	2.40	OX	TABU
AD-114	206.10	207.10	2.52	OX	TABU
AD-114	207.10	208.06	2.52	OX	TABU

AD-114	209.10	210.00	2.48	OX		TABU
AD-114	210.00	211.00	2.44	OX		TABU
AD-114	211.90	212.90	2.85	SU		TABU
AD-114	212.90	213.90	2.72	SU		TABU
AD-114	217.90	218.70	3.63	SU
AD-115	154.20	155.20	2.49	OX
AD-115	155.20	156.05	2.53	OX
AD-115	156.05	157.00	2.43	OX
AD-115	157.00	157.80	2.39	OX
AD-115	157.80	158.60	2.41	OX
AD-115	159.45	160.20	2.41	OX
AD-115	160.20	161.70	2.49	OX
AD-115	163.70	164.70	2.37	OX
AD-115	170.50	171.50	2.36	OX
AD-115	172.50	173.50	2.31	OX
AD-115	176.20	177.00	2.34	OX
AD-115	177.00	178.00	2.34	OX
AD-115	178.00	179.00	2.22	OX
AD-115	179.00	179.80	2.27	OX	FLT16A
AD-115	179.80	181.00	2.51	OX	FLT16A
AD-115	181.00	182.00	2.37	OX	FLT16A
AD-115	182.00	183.10	2.50	OX	FLT16A
AD-115	183.10	184.20	2.42	OX	FLT16A
AD-115	184.20	185.30	2.48	OX	FLT16A
AD-115	185.30	186.35	2.68	OX	FLT16A
AD-115	188.30	189.20	2.35	OX	FLT16A
AD-115	189.20	190.20	2.38	OX	FLT16A
AD-115	190.20	191.20	2.38	OX	FLT16A
AD-115	191.20	192.30	2.42	OX	FLT16A
AD-115	193.30	194.30	2.47	OX	FLT16A
AD-115	194.30	195.30	2.54	OX	FLT16A
AD-115	195.30	196.30	2.40	OX	FLT16A
AD-115	196.30	197.30	2.43	OX	FLT16A
AD-115	197.30	198.30	2.51	OX	FLT16A
AD-115	198.30	199.55	2.57	OX	FLT16A
AD-115	202.00	202.40	2.56	OX	FLT16A
AD-115	203.80	205.00	2.71	OX
AD-116	3.60	4.70	2.56	OX
AD-116	5.80	6.80	2.41	OX
AD-116	8.50	9.50	2.35	OX
AD-116	10.50	11.50	2.32	OX
AD-116	11.50	12.50	2.34	OX
AD-116	13.45	14.40	2.44	OX		TABU
AD-116	14.40	15.25	2.39	OX		TABU
AD-116	16.10	16.95	2.35	OX		TABU
AD-116	16.95	17.40	2.39	OX		TABU
AD-116	17.40	18.10	2.35	OX		TABU
AD-116	18.10	19.00	2.38	OX		TABU
AD-116	19.00	19.95	2.34	OX		TABU
AD-116	19.95	20.60	2.36	OX		TABU
AD-116	20.60	21.35	2.36	OX		TABU
AD-116	21.35	22.25	2.38	OX		TABU
AD-116	23.15	24.25	2.45	OX		TABU
AD-116	29.00	29.80	2.54	OX
AD-116	30.30	31.20	2.52	OX
AD-116	31.20	32.20	2.45	OX
AD-116	32.20	33.10	2.51	OX
AD-116	37.00	38.60	2.56	OX
AD-116	39.80	41.10	2.53	OX
AD-116	42.90	43.75	2.50	OX
AD-116	49.20	50.70	2.54	OX

AD-116	50.70	52.20	2.54	OX
AD-116	52.20	53.50	2.50	OX
AD-116	53.50	54.30	2.51	OX
AD-116	54.30	56.00	2.50	OX
AD-116	60.70	62.20	2.46	OX
AD-116	62.20	63.70	2.48	OX
AD-116	67.00	69.10	2.53	OX
AD-116	72.50	73.50	2.45	OX	TABU
AD-116	73.50	74.50	2.50	OX	TABU
AD-116	74.50	75.70	2.52	OX	TABU
AD-116	75.70	77.00	2.56	OX	TABU
AD-116	77.00	78.50	2.63	OX	TABU
AD-116	78.50	79.10	2.58	OX	TABU
AD-116	79.10	80.50	2.52	OX	TABU
AD-116	80.50	81.65	2.54	OX	TABU
AD-116	81.65	82.70	2.61	OX	TABU
AD-116	82.70	83.70	2.67	OX	TABU
AD-116	83.70	84.70	2.50	OX	TABU
AD-116	84.70	86.00	2.57	OX	TABU
AD-116	86.00	86.60	2.50	OX	TABU
AD-116	86.60	87.50	2.53	OX	TABU
AD-116	88.45	89.40	2.54	OX	TABU
AD-116	89.40	90.35	4.36	OX	TABU
AD-116	90.35	91.15	2.57	OX	TABU
AD-116	91.15	91.95	2.59	OX	TABU
AD-116	91.95	92.65	2.55	OX	TABU
AD-116	92.65	93.40	2.56	OX	TABU
AD-116	93.40	94.70	2.55	OX	TABU
AD-116	95.05	96.50	2.70	OX	TABU
AD-116	96.50	97.60	2.52	OX	TABU
AD-116	97.60	98.60	2.60	OX	TABU
AD-116	98.60	99.50	2.56	OX
AD-116	102.60	103.60	2.42	OX
AD-116	105.80	107.00	2.47	OX
AD-116	107.00	108.40	2.49	OX
AD-116	109.50	110.85	2.42	OX
AD-116	110.85	111.80	2.58	OX	TABU
AD-116	111.80	112.70	2.61	OX	TABU
AD-116	114.20	115.20	2.47	OX	TABU
AD-116	115.20	116.20	2.52	OX	TABU
AD-116	116.20	117.20	2.60	OX	TABU
AD-116	117.20	118.20	2.75	OX	TABU
AD-116	118.20	119.20	2.45	OX	TABU
AD-116	120.20	121.40	2.49	OX	TABU
AD-116	121.40	122.40	2.47	OX	TABU
AD-116	122.40	123.20	2.48	OX	TABU
AD-116	123.20	123.90	2.43	OX	TABU
AD-116	123.90	124.75	2.40	OX	TABU
AD-116	125.80	126.80	2.52	OX	TABU
AD-116	127.80	128.80	2.51	OX	TABU
AD-116	128.80	129.80	2.59	OX	TABU
AD-116	129.80	130.80	2.48	OX	TABU
AD-116	131.85	132.90	2.36	OX	TABU
AD-116	135.00	136.00	2.44	OX	TABU
AD-116	136.00	137.10	2.50	OX	TABU
AD-116	139.20	139.75	2.80	OX	TABU
AD-116	139.75	140.80	2.47	OX	TABU
AD-116	141.30	142.30	2.53	OX	TABU
AD-116	143.15	144.25	2.48	OX	TABU
AD-116	144.25	145.50	2.42	OX	TABU
AD-116	145.50	146.15	2.40	OX	TABU

AD-116	148.95	150.00	2.44	OX		TABU
AD-116	150.00	151.10	2.45	OX		TABU
AD-116	151.10	152.25	2.41	OX		TABU
AD-116	153.00	153.70	2.39	OX		TABU
AD-116	153.70	154.80	2.41	OX		TABU
AD-116	154.80	155.60	2.45	OX		TABU
AD-116	156.35	157.10	2.43	OX	FLT15B	TABU
AD-116	157.80	158.60	2.46	OX	FLT15B	TABU
AD-116	158.60	159.80	2.52	OX	FLT15B	TABU
AD-116	159.80	160.90	2.49	OX	FLT15B	TABU
AD-116	160.90	161.80	2.44	OX	FLT15B	TABU
AD-116	161.80	162.60	2.49	OX	FLT15B
AD-116	163.50	163.90	2.50	OX	FLT15B
AD-116	165.20	165.90	2.60	OX	FLT15B
AD-116	165.90	166.70	2.45	OX	FLT15B
AD-116	166.70	167.80	2.40	OX	FLT15B
AD-116	167.80	168.70	2.54	OX	FLT15B
AD-116	168.70	170.00	2.46	OX	FLT15B
AD-116	170.80	171.70	2.51	OX	FLT15B
AD-116	172.00	173.10	2.51	OX	FLT15B
AD-116	173.10	174.10	2.64	OX	FLT15B
AD-116	175.00	176.00	2.53	OX	FLT15B
AD-116	176.00	177.10	2.64	OX	FLT15B
AD-116	178.00	178.95	2.60	OX	FLT15B
AD-116	178.95	180.20	2.69	SU	FLT15B
AD-116	180.20	181.40	2.71	SU	FLT15B
AD-116	182.35	183.60	2.63	SU	FLT15B
AD-118	3.00	3.70	2.48	OX
AD-118	3.70	4.70	2.46	OX
AD-118	4.70	5.70	2.47	OX		TABU
AD-118	5.70	6.70	4.58	OX		TABU
AD-118	6.70	7.70	2.47	OX		TABU
AD-118	8.50	9.50	2.48	OX		TABU
AD-118	9.50	10.70	2.51	OX		TABU
AD-118	10.70	11.80	2.36	OX		TABU
AD-118	11.80	12.80	2.55	OX
AD-118	13.80	14.80	2.57	OX
AD-118	14.80	15.80	2.58	OX
AD-118	15.80	16.80	2.46	OX
AD-118	16.80	17.80	2.42	OX
AD-118	17.80	18.80	2.40	OX
AD-118	18.80	19.70	2.58	OX
AD-118	19.70	20.70	2.52	OX
AD-118	20.70	21.50	2.49	OX
AD-118	23.10	24.20	2.53	OX
AD-118	24.20	25.30	2.59	OX		TABU
AD-118	25.30	26.30	2.53	OX		TABU
AD-118	27.30	28.30	2.55	OX		TABU
AD-118	29.30	30.30	2.50	OX		TABU
AD-118	30.30	31.40	2.53	OX		TABU
AD-118	32.50	33.50	2.49	OX
AD-118	33.50	34.50	2.45	OX
AD-118	35.50	36.50	2.48	OX
AD-118	39.50	40.50	2.53	OX
AD-118	41.50	42.50	2.55	OX
AD-118	44.80	45.70	2.51	OX
AD-118	46.70	47.70	2.51	OX
AD-118	49.70	50.70	2.55	OX
AD-118	51.70	52.70	2.53	OX
AD-118	52.70	53.70	2.56	OX
AD-118	62.70	63.50	2.58	OX		TABU

AD-118	64.50	65.40	2.53	OX		TABU
AD-118	70.70	71.70	2.54	OX		TABU
AD-118	72.60	73.50	2.59	OX		TABU
AD-118	73.50	74.50	2.63	OX		TABU
AD-118	75.70	77.00	2.63	OX		TABU
AD-118	77.00	78.00	2.55	OX		TABU
AD-118	78.00	79.00	2.55	OX		TABU
AD-118	79.00	80.00	2.55	OX		TABU
AD-118	80.00	81.00	2.64	OX		TABU
AD-118	81.00	82.00	2.57	OX		TABU
AD-118	82.00	83.00	2.60	OX		TABU
AD-118	83.00	84.00	2.75	OX		TABU
AD-118	84.00	85.00	2.67	OX		TABU
AD-118	85.00	86.00	2.70	OX		TABU
AD-118	86.00	87.20	2.53	OX		TABU
AD-118	87.20	88.40	2.52	OX		TABU
AD-118	88.40	89.10	2.58	OX		TABU
AD-118	89.10	90.00	2.51	OX		TABU
AD-118	90.00	91.00	2.54	OX		TABU
AD-118	91.00	92.00	2.55	OX		TABU
AD-118	92.00	93.00	2.48	OX		TABU
AD-118	93.00	94.00	2.56	OX		TABU
AD-118	94.00	95.00	2.61	OX		TABU
AD-118	95.00	96.25	2.57	OX		TABU
AD-118	96.25	97.50	2.63	OX		TABU
AD-118	97.50	98.00	2.66	OX		TABU
AD-118	98.00	99.00	3.00	OX		TABU
AD-118	99.00	100.00	2.64	OX		TABU
AD-118	100.00	101.00	2.70	OX		TABU
AD-118	101.00	102.00	2.63	OX		TABU
AD-118	102.00	102.60	2.42	OX		TABU
AD-118	103.00	104.00	2.71	OX		TABU
AD-118	104.00	105.25	2.65	OX		TABU
AD-118	105.25	106.25	2.78	OX		TABU
AD-118	107.25	108.50	2.57	OX		TABU
AD-118	109.50	110.50	2.47	OX
AD-118	114.00	115.00	2.45	OX
AD-118	115.00	116.00	2.51	OX
AD-118	116.00	117.00	2.52	OX
AD-118	117.00	118.00	2.52	OX
AD-118	119.00	120.00	2.45	OX
AD-118	121.00	122.00	2.42	OX
AD-118	123.00	124.00	2.42	OX
AD-118	124.00	125.00	2.39	OX
AD-118	125.00	126.00	2.48	OX
AD-118	127.00	128.00	2.47	OX
AD-118	128.00	129.00	2.44	OX
AD-118	131.00	132.00	2.44	OX	FLT14
AD-118	132.00	133.00	2.48	OX	FLT14
AD-118	133.00	134.00	2.50	OX	FLT14
AD-118	140.00	141.00	2.38	OX	FLT14
AD-118	143.15	143.90	2.33	OX
AD-118	143.90	144.90	2.47	OX
AD-118	144.90	145.90	2.47	OX
AD-118	145.90	146.90	2.43	OX
AD-118	147.90	148.90	2.43	OX
AD-118	152.00	153.10	2.48	OX
AD-118	153.10	154.20	2.38	OX
AD-118	154.20	155.20	2.34	OX
AD-118	155.20	156.35	2.30	OX
AD-118	157.50	158.60	2.20	OX

AD-118	162.60	163.60	2.36	OX
AD-118	167.15	167.80	2.38	OX
AD-118	167.80	168.90	2.40	OX
AD-118	168.90	170.00	2.48	OX
AD-118	170.00	171.00	2.49	OX
AD-118	173.00	174.60	2.44	OX
AD-118	188.00	189.50	2.66	SU
AD-118	191.70	192.70	2.74	SU	FLT17
AD-118	195.00	196.50	2.54	SU	FLT17
AD-118	196.50	198.00	2.57	SU
AD-118	202.10	203.20	2.56	SU
AD-154	0.00	3.50	2.46	OX
AD-154	5.15	6.00	2.50	OX
AD-154	6.00	7.20	2.49	OX
AD-154	7.20	8.50	2.53	OX
AD-154	8.50	10.50	2.53	OX
AD-154	10.50	11.50	2.51	OX
AD-154	11.50	12.50	2.50	OX
AD-154	12.50	14.00	2.44	OX
AD-154	14.00	15.30	2.48	OX
AD-154	15.30	16.00	2.53	OX
AD-154	16.00	17.60	2.52	OX
AD-154	17.60	18.70	2.44	OX
AD-154	18.70	19.50	2.52	OX
AD-154	19.50	20.30	2.50	OX
AD-154	20.30	21.10	2.42	OX
AD-154	21.10	21.50	2.43	OX
AD-154	21.50	22.60	2.48	OX
AD-154	22.60	23.30	2.48	OX
AD-154	23.30	24.20	2.45	OX
AD-154	24.20	26.00	2.43	OX
AD-154	26.00	28.60	2.50	OX
AD-154	28.60	29.50	2.55	OX
AD-154	29.50	30.50	2.51	OX
AD-154	30.50	31.50	2.50	OX
AD-154	31.50	32.50	2.47	OX
AD-154	32.50	33.50	2.38	OX
AD-154	34.50	35.00	2.53	OX
AD-154	35.00	35.80	2.50	OX
AD-154	35.80	36.50	2.43	OX		TABU
AD-154	36.50	37.30	2.54	OX		TABU
AD-154	37.30	38.00	2.70	OX		TABU
AD-154	38.00	38.75	2.83	OX		TABU
AD-154	38.75	39.30	2.80	OX		TABU
AD-154	39.30	40.00	2.55	OX		TABU
AD-154	40.00	41.50	2.52	OX		TABU
AD-154	41.50	43.00	2.52	OX		TABU
AD-154	43.00	43.70	2.52	OX		TABU
AD-154	43.70	44.60	2.47	OX	FLT05	TABU
AD-154	44.60	46.20	2.47	OX	FLT05	TABU
AD-154	46.20	47.20	2.49	OX	FLT05	TABU
AD-154	47.20	48.60	2.48	OX	FLT05	TABU
AD-154	48.60	51.00	2.45	OX	FLT05	TABU
AD-154	51.00	52.00	2.46	OX	FLT05	TABU
AD-154	52.00	53.00	2.46	OX	FLT05	TABU
AD-154	53.00	53.70	2.47	OX	FLT05	TABU
AD-154	53.70	54.30	2.43	OX	FLT05	TABU
AD-154	54.30	55.50	2.36	OX	FLT05	TABU
AD-154	55.50	56.80	2.45	OX	FLT05	TABU
AD-154	56.80	58.00	2.31	OX	FLT05	TABU
AD-154	58.00	59.00	2.40	OX	FLT05	TABU

AD-154	59.00	60.00	2.39	OX	FLT05	TABU
AD-154	60.00	60.70	2.47	OX	FLT05	TABU
AD-154	60.70	61.50	2.44	OX	FLT05	TABU
AD-154	61.50	62.30	2.37	OX	FLT05	TABU
AD-154	63.00	64.10	2.30	OX	FLT05	TABU
AD-154	64.10	65.40	2.33	OX	FLT05	TABU
AD-154	65.40	66.00	2.27	OX	FLT05	TABU
AD-154	66.00	67.00	2.25	OX	FLT05	TABU
AD-154	67.00	68.50	2.31	OX	FLT05	TABU
AD-154	68.50	69.50	2.42	OX	FLT05	TABU
AD-154	69.50	70.50	2.41	OX	FLT05	TABU
AD-154	70.50	72.00	2.43	OX	FLT05	TABU
AD-154	72.00	73.00	2.48	OX	FLT05	TABU
AD-154	73.00	74.00	2.43	OX	FLT05	TABU
AD-154	74.00	75.20	2.41	OX	FLT05	TABU
AD-154	75.20	76.50	2.41	OX	FLT05	TABU
AD-154	76.50	78.00	2.47	OX	FLT05	TABU
AD-154	79.50	80.20	2.50	OX	FLT05	TABU
AD-154	80.20	81.00	2.55	OX	FLT05	TABU
AD-154	81.00	81.90	2.45	OX	FLT05	TABU
AD-154	81.90	82.50	2.67	OX	FLT05	TABU
AD-154	82.50	83.50	2.40	OX	FLT05	TABU
AD-154	83.50	84.50	2.52	OX	FLT05	TABU
AD-154	84.50	85.30	2.47	OX	FLT05	TABU
AD-154	85.30	86.50	2.52	OX	FLT05	TABU
AD-154	86.50	87.00	2.52	OX	FLT05	TABU
AD-154	87.00	88.50	2.44	OX	FLT05	TABU
AD-154	88.50	90.00	2.48	OX	FLT05	TABU
AD-154	90.00	91.50	2.50	OX	FLT05	TABU
AD-154	91.50	92.50	2.55	OX	FLT05	TABU
AD-154	92.50	93.00	2.49	OX	FLT05	TABU
AD-154	93.00	94.10	2.52	OX	FLT05	TABU
AD-154	95.00	96.00	2.50	OX	FLT05	TABU
AD-154	96.00	96.50	2.67	OX	FLT05	TABU
AD-154	96.50	97.50	2.60	OX	FLT05	TABU
AD-154	97.50	98.10	2.71	OX	FLT05	TABU
AD-154	98.10	98.40	2.58	OX	FLT05	TABU
AD-154	98.40	99.50	2.67	OX	FLT05	TABU
AD-154	99.50	100.40	2.68	OX	FLT05	TABU
AD-154	101.00	102.00	2.62	OX	FLT05	TABU
AD-154	102.00	103.00	2.65	OX	FLT05	TABU
AD-154	103.30	104.60	2.66	OX
AD-154	104.60	105.50	2.60	OX
AD-154	105.50	106.50	2.62	OX
AD-154	106.50	107.30	2.59	OX
AD-154	107.30	107.60	2.58	OX
AD-154	107.60	108.90	2.56	OX

          Appendix XIII Listing of Bulk Density Determinations for Baba Dagi

HOLE	FROM	TO	SG	ZONE2	ROCK
AD-150	4.20	6.90	2.23	OX
AD-150	6.90	7.90	2.46	OX
AD-150	7.90	9.00	2.49	OX
AD-150	9.00	12.00	2.51	OX
AD-150	14.85	16.85	2.57	OX
AD-150	26.65	28.70	2.53	OX
AD-150	28.70	31.00	2.51	OX
AD-150	39.45	40.75	2.54	OX
AD-150	47.30	48.30	2.47	OX
AD-150	48.30	49.30	2.47	OX
AD-150	49.30	50.25	2.48	OX
AD-150	52.95	53.95	2.49	OX
AD-150	58.15	59.80	2.51	OX
AD-150	59.80	60.55	2.52	OX
AD-150	60.55	62.05	2.52	OX
AD-150	66.00	68.15	2.60	OX
AD-150	75.30	77.80	2.43	OX
AD-150	77.80	78.80	2.49	OX
AD-150	79.80	81.65	2.39	OX
AD-150	81.65	83.70	2.45	OX
AD-150	85.70	87.80	2.46	OX
AD-150	87.80	88.80	2.44	OX
AD-150	88.80	90.20	2.53	OX
AD-150	90.20	91.30	2.43	OX
AD-150	93.00	94.00	2.42	OX
AD-150	97.65	98.00	2.47	OX
AD-150	98.00	98.45	2.47	OX
AD-150	98.45	99.45	2.48	OX
AD-150	102.45	105.45	2.45	OX
AD-150	105.45	106.30	2.45	OX
AD-150	106.30	108.50	2.49	OX
AD-150	109.00	110.45	2.45	OX
AD-150	111.55	113.55	2.43	OX
AD-150	113.55	115.10	2.43	OX
AD-150	116.10	118.20	2.73	OX
AD-150	118.20	119.00	2.64	OX
AD-150	119.00	121.00	2.57	OX
AD-150	121.00	121.90	2.65	OX
AD-150	121.90	123.10	3.00	OX
AD-150	124.80	126.30	2.69	OX
AD-150	126.30	127.65	2.70	OX
AD-150	127.65	129.15	2.70	OX
AD-150	129.15	130.90	2.71	OX
AD-150	130.90	132.00	2.64	OX
AD-150	132.00	133.25	2.72	OX
AD-150	133.25	133.80	2.84	TR
AD-150	133.80	135.35	2.84	TR
AD-150	135.35	136.75	2.86	TR
AD-150	136.75	139.35	2.68	TR
AD-150	140.55	141.20	2.66	TR
AD-150	148.30	151.25	2.72	SU
AD-150	154.00	156.40	2.84	SU
AD-150	163.90	168.40	2.89	SU
AD-158	1.50	2.50	2.56	OX	DOME1
AD-158	3.00	4.30	2.44	OX	DOME1
AD-158	5.00	5.70	2.75	OX	DOME1
AD-158	5.70	6.50	2.54	OX	DOME1

AD-158	8.70	9.70	2.13	OX	DOME1
AD-158	10.30	11.60	2.48	OX	DOME1
AD-158	11.60	12.55	2.67	OX	DOME1
AD-158	12.55	13.20	2.90	OX	DOME1
AD-158	13.20	14.30	2.90	OX	DOME1
AD-158	14.30	15.00	2.50	OX	DOME1
AD-158	15.00	15.70	2.59	OX	DOME1
AD-158	15.70	16.60	2.56	OX	DOME1
AD-158	17.35	17.95	2.73	OX	DOME1
AD-158	17.95	18.95	2.58	OX	DOME1
AD-158	18.95	19.85	2.66	OX	DOME1
AD-158	20.45	21.45	2.70	OX	DOME1
AD-158	21.45	22.45	2.59	OX	DOME1
AD-158	22.45	23.15	2.70	OX	DOME1
AD-158	23.15	24.00	2.55	OX	DOME1
AD-158	24.00	24.95	2.66	OX	DOME1
AD-158	24.95	25.90	2.46	OX	DOME1
AD-158	25.90	26.90	2.66	OX	DOME1
AD-158	26.90	28.00	2.77	OX	DOME1
AD-158	28.00	29.10	2.59	OX	DOME1
AD-158	29.60	30.30	2.26	OX	DOME1
AD-158	30.30	31.10	2.50	OX	DOME1
AD-158	32.30	33.80	2.59	OX	DOME1
AD-158	35.80	36.85	2.54	OX
AD-158	38.40	38.85	2.71	OX
AD-158	39.65	40.30	2.63	OX
AD-158	41.45	42.10	2.57	OX
AD-158	42.10	43.00	2.70	OX
AD-158	43.00	43.40	2.66	OX
AD-158	43.40	44.50	2.70	OX
AD-158	44.50	45.95	2.63	OX
AD-158	45.95	47.05	2.50	OX
AD-158	47.05	47.70	2.44	OX
AD-158	48.35	49.00	2.52	OX
AD-158	49.90	51.00	2.41	OX
AD-158	51.00	51.70	2.42	OX
AD-158	51.70	52.70	2.51	OX
AD-158	53.40	54.20	2.85	OX
AD-158	54.20	55.20	2.63	OX
AD-158	55.20	56.20	2.46	OX
AD-158	56.20	57.20	2.36	OX
AD-158	57.20	58.20	2.42	OX
AD-158	58.20	58.80	2.67	OX
AD-158	58.80	59.40	2.36	OX
AD-158	59.40	60.30	2.52	OX
AD-158	60.30	60.90	2.55	OX
AD-158	61.65	62.60	2.61	OX
AD-158	63.40	64.40	2.66	OX
AD-158	64.95	65.95	2.46	OX
AD-158	66.55	67.55	2.68	OX
AD-158	69.50	70.30	2.44	OX
AD-158	70.30	71.00	2.70	OX
AD-158	71.00	71.75	2.70	OX
AD-158	71.75	72.75	2.53	OX
AD-158	73.75	74.55	2.60	OX
AD-158	74.55	75.30	2.48	OX
AD-158	76.00	77.25	2.59	OX
AD-158	77.25	77.90	2.46	OX
AD-158	77.90	78.25	2.62	OX
AD-158	79.25	80.25	2.59	OX
AD-158	80.25	80.85	2.47	OX

AD-158	80.85	81.50	2.60	OX
AD-158	81.50	82.50	2.34	OX
AD-158	82.50	83.55	2.48	OX
AD-158	83.55	84.55	2.46	OX
AD-158	84.55	85.55	2.57	OX
AD-158	85.55	86.55	2.37	OX
AD-158	86.55	87.55	2.48	OX
AD-158	87.55	88.60	2.56	OX
AD-158	88.60	89.55	2.48	OX
AD-158	89.55	90.40	2.52	OX
AD-158	91.00	92.10	2.58	OX
AD-158	92.10	93.00	2.49	OX
AD-158	93.70	94.80	2.57	OX
AD-158	94.80	95.60	2.58	OX
AD-158	95.60	96.05	2.50	OX
AD-158	96.05	97.05	2.82	OX
AD-158	97.05	98.05	2.50	OX
AD-158	98.05	99.05	2.63	OX
AD-158	99.05	100.00	2.62	OX
AD-158	100.00	100.70	2.47	OX
AD-158	100.70	101.70	2.84	OX
AD-158	101.70	102.70	2.84	OX
AD-158	102.70	103.50	2.63	OX
AD-158	103.50	104.50	2.63	OX
AD-158	106.10	106.75	2.50	OX
AD-158	106.75	107.25	2.66	OX
AD-158	107.25	108.30	2.56	OX
AD-158	108.90	109.45	2.50	OX
AD-158	109.45	110.40	2.50	SU
AD-158	110.40	111.10	2.61	SU
AD-158	112.00	113.00	2.47	SU
AD-158	113.90	114.80	2.49	SU
AD-158	114.80	115.80	2.61	SU
AD-158	115.80	116.45	2.61	SU
AD-158	116.45	117.35	2.47	SU
AD-158	117.35	118.35	2.52	SU
AD-158	118.35	119.35	2.51	SU
AD-158	121.35	122.40	2.60	SU
AD-158	125.00	126.00	2.55	SU
AD-158	128.00	129.00	2.61	SU
AD-158	130.00	131.00	2.57	SU
AD-75	30.25	31.75	2.49	OX
AD-75	48.50	51.00	2.21	OX
AD-75	55.20	58.20	2.39	OX
AD-75	78.25	80.85	2.45	OX
AD-75	110.30	113.10	2.36	OX
AD-75	126.20	127.10	2.43	OX
AD-75	138.60	141.00	2.67	OX
AD-75	149.70	151.70	2.59	OX
AD-75	156.00	158.90	2.74	OX
AD-75	208.50	210.00	2.53	SU
AD-75	238.50	240.00	2.57	SU
AD-75	247.40	250.00	2.50	SU
AD-77	1.50	3.40	2.44	OX	BRECC
AD-77	28.70	29.20	2.46	OX	BRECC
AD-77	47.90	48.90	2.41	OX	BRECC
AD-77	78.60	79.30	2.47	OX	BRECC
AD-77	105.40	107.30	2.35	OX	BRECC
AD-77	121.60	122.80	2.20	OX	BRECC
AD-77	149.50	150.50	2.62	OX	BRECC
AD-79	27.60	28.50	2.38	OX	BRECC

AD-79	30.00	31.30	2.34	OX	BRECC
AD-79	78.90	80.40	2.32	OX	BRECC
AD-79	97.60	99.00	2.37	OX	BRECC
AD-79	115.20	116.20	2.35	OX	BRECC
AD-79	194.20	195.30	2.11	OX	BRECC
AD-79	195.30	196.40	2.11	OX	BRECC
AD-81	11.70	12.60	2.49	OX
AD-81	52.50	53.50	2.47	OX
AD-81	61.80	62.90	2.42	OX
AD-81	92.30	93.40	2.57	OX
AD-81	107.50	108.50	2.59	OX
AD-81	118.70	119.80	2.33	OX
AD-83	8.00	8.60	2.44	OX
AD-83	16.20	17.50	2.33	OX
AD-83	68.00	69.00	2.25	OX
AD-83	119.20	120.20	2.53	OX
AD-83	138.00	139.00	2.61	OX
AD-83	191.50	193.00	2.59	SU